Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135056

Prospectus

DYNTEK, INC.

115,965,615 Shares
Common Stock

This prospectus relates to an aggregate of up to 115,965,615 shares of our common stock which may be resold from time to time by the selling stockholders identified in this prospectus for their own account. Of such shares, (i) 46,337,520 are outstanding upon the effective date of the registration statement to which this prospectus relates, (ii) up to 33,204,159 shares are issuable upon the exercise of warrants held by certain of the selling stockholders, (iii) up to 6,210,986 shares are issuable as a result of anti-dilution protection in certain of the warrants held by the selling stockholders, including those certain warrants exercisable into an aggregate of 19.9% of our outstanding common stock at the time of their exercise, calculated on a fully-diluted basis, and (iv) up to 30,212,950 shares are issuable upon the conversion of convertible notes held by a certain selling stockholder, assuming we elect to pay interest thereon in kind rather than in cash for the first three years. The warrants and convertible note were sold in certain private placements. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the Selling Stockholders to register for resale the shares of common stock issued or issuable to them. The Selling Stockholders may sell common stock from time to time in the principal market on which our common stock is traded at the prevailing market price or in negotiated transactions.

You should read this prospectus and any prospectus supplement carefully before you invest. We will not receive any proceeds from the sale of the shares by any of the Selling Stockholders. We will, however, receive proceeds in the event that some or all of the warrants held by the Selling Stockholders are exercised for cash.

Our common stock is traded on the OTC Bulletin Board under the symbol “DYNK”. On January 29, 2007, the last reported sale price of our common stock was $0.16 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 for certain risks you should consider before purchasing any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2007

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

PROSPECTUS SUMMARY

RISK FACTORS

USE OF PROCEEDS

MARKET INFORMATION / PRICE RANGE OF COMMON STOCK / DIVIDENDS

SELECTED HISTORICAL FINANCIAL DATA

BUSINESS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT

RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SELLING STOCKHOLDERS

DESCRIPTION OF CAPITAL STOCK

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation on behalf of DynTek that is different from that contained in this prospectus. You should not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sales of these securities. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. This prospectus may be used only in jurisdictions where it is legal to sell these securities.

i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend that such forward-looking statements be subject to the safe harbors created thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects,” “future” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include, but are not limited to, those noted under the caption “Risk Factors” beginning on page 3 of this prospectus. Readers should carefully review this information as well the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

ii

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before buying shares of our common stock. You should read the entire prospectus and any prospectus supplements carefully, especially the sections entitled “Caution Regarding Forward Looking Statements,” “Risk Factors” and “Managements’ Discussion and Analysis of Financial Condition and Results of Operations,” together with our financial statements and the related notes included elsewhere in this prospectus and in any prospectus supplements related thereto, before deciding to purchase shares of our common stock.

DynTek, Inc.

Our company and business

We provide professional information technology services and sales of related products to mid-market commercial businesses, state and local government agencies, and educational institutions. We operate our business primarily through our subsidiary, DynTek Services, Inc.

Depending upon the context, the terms “DynTek,” “Company,” “we,” “our” and “us,” refers to either DynTek, Inc. alone, or DynTek, Inc. and its subsidiaries.

We provide a broad range of multi-disciplinary Information Technology, or IT, solutions that address the critical business needs of our clients, including IT security, converged networking including voice-over-internet protocol, application infrastructure, and access infrastructure. Our primary operations are located in four of the top ten largest IT spending states: California, New York, Florida, and Michigan. We deliver complex infrastructure technology solutions through teams of professional consultants in close geographic proximity to our clients. Members of our technical and consulting services team have advanced certifications with leading vendor manufacturers, including Microsoft, Cisco, McAfee and Citrix. As a professional services firm and value added reseller of hardware and software from leading manufacturers, we help organizations assess, design, build, implement, manage and support their technology infrastructure.

We believe that our services-led approach, combined with expertise in multi disciplinary practice areas such as IT security, converged networking, application and access infrastructure, will continue to provide the platform we need to capture an increasing share of our target markets. Our strategy allows our clients to rely on us as their primary IT vendor. Additionally, we believe that our multi-disciplinary capabilities help differentiate us from our competitors in the markets in which we compete.

For a complete description of our business, please see “Business,” beginning on page 12.

Corporate information

We were incorporated in Delaware in May 1989 and changed our name to DynTek, Inc. in December 2001. Our principal executive offices are located at 19700 Fairchild Road, Suite 230, Irvine, California 92612, and our telephone number is (949) 271-6700. Our website is www.dyntek.com. The contents of our website are not incorporated by reference into this prospectus. DynTek is a trademark of DynTek, Inc. This prospectus also includes or incorporates by reference other trademarks of DynTek and trademarks of other companies.

Summary of the Offering

Shares of common stock offered by us	None.

Shares of common stock offered by the Selling Stockholders

115,965,615 shares, of which:

(i)    46,337,520 are outstanding upon the effective date of the registration statement to which this prospectus relates;

(ii)   33,204,159 shares that may be issued upon exercise of warrants held by the Selling Stockholders, if such warrants were exercised as of December 6, 2006(1);

(iii)  6,210,986 shares that may be issued as a result of anti-dilution protection in certain of the warrants held by the Selling Stockholders, including the warrants exercisable into an aggregate of 19.9% of our outstanding common stock at the time of their exercise, calculated on a fully-diluted basis; and

(iv)  30,212,950 shares issuable upon conversion of convertible notes held by a certain selling stockholder.

Use of proceeds

We will not receive any proceeds from the sale of common stock covered by this prospectus. To the extent that the selling stockholders exercise, for cash, all of the warrants covering the 39,415,145 shares of common stock registered for resale under this prospectus, we would receive approximately $808,263 in the aggregate from such exercises. We intend to use such proceeds for working capital, reduction of indebtedness, acquisitions and other general corporate purposes.

Risk Factors

An investment in our common stock is speculative and involves substantial risks. You should read the “Risk Factors” section of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution	The shares of common stock covered by this prospectus may be sold by the selling stockholders in the manner described under “Plan of Distribution.”

OTC Bulletin Board Symbol	“DYNK.”

(1)           Certain of the warrants exercisable into common stock covered by this prospectus and issuable hereunder are exercisable for an aggregate of 19.9% of the total number of shares outstanding as of the date of exercise, calculated on a fully-diluted basis. For purposes of this prospectus, the number of shares of common stock covered by this prospectus and issuable upon exercise of those warrants is calculated as if such warrants were exercised on January 29, 2007.

RISK FACTORS

Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Risks Related to Our Business

We will need additional capital in the future, or we will need to scale back operations.

We will need capital in the future, and if it is not available on terms acceptable to us, or at all, and we cannot generate enough cash through existing operations, we may have to scale back operations and/or curtail expansion plans. As of September 30, 2006, we had cash and cash equivalents of approximately $3,750,000. We have taken steps during the fiscal year ended June 30, 2006 to conserve our capital resources including a reduction of our selling, general and administrative expenses by approximately $2,400,000 annually. We have also reduced the current portion of our debt burden by completing our recapitalization in March 2006, including canceling certain debt obligations through equity conversion and debt settlement agreements. Additional financing transactions may be necessary if we are not able to generate sufficient cash flow from operations through revenue growth and overhead reduction to meet our requirements.

The Company is continuing its financial and operational restructuring initiatives and will continue to implement its strategic business plan. Although the Company believes that it has sufficient liquidity to sustain the business through January 31, 2008, there is no assurance that unforeseen circumstances will not have a material affect on the business that could require it to raise addition capital or take other measures to sustain operations in the event outside sources of capital are not available. The Company has not secured any commitments for new financing at this time nor can it provide any assurance that new capital (if needed) will be available to it on acceptable terms, if at all.

We have a history of operating losses and may not be able to achieve long-term profitability.

Since our inception in May 1989, we have incurred substantial operating losses. During the year ended June 30, 2006, we generated a net loss of $28,262,000, which included a charge on the extinguishment of debt of approximately $13,720,000. At September 30, 2006, we had an accumulated deficit of $128,492,000. There can be no assurance that our revenues will exceed our operating expenses and cost of revenues in the future.

We may not be able to compete successfully in the information technology and services markets.

The information technology products and related services markets are highly competitive and are served by numerous international, national and local firms. There can be no assurance that we will be able to compete effectively in these markets. Market participants include systems consulting and integration firms, including national accounting firms and related entities, the internal information systems groups of our prospective clients, professional services companies, hardware and application software vendors, and divisions of both large integrated technology companies and outsourcing companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into the IT products and related services markets, and we have faced, and expect to continue to face, additional competition from new entrants into the IT products and related services markets.

We may not be able to identify, acquire or integrate new businesses, which could adversely impact our business.

A component of our business strategy is to expand our presence in new or existing markets by acquiring additional businesses. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. Acquisitions involve a number of special risks, including the diversion of management’s attention, failure to retain key personnel, increased general and administrative expenses, client dissatisfaction or performance problems with an acquired firm, assumption of unknown liabilities, and other unanticipated events or circumstances. Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation and deferred compensation charges, and the recording and later amortization of amounts related to deferred compensation and certain purchased intangible assets, any of which items could negatively impact out results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. Alternatively, we may issue equity or convertible debt securities in connection with an acquisition. Any of these risks could have a material adverse effect on our business, financial condition and results of operations.Our product margins are subject to competitive pricing pressures.

Our product margins are subject to competitive pricing pressures and fluctuate from quarter to quarter depending on the mix of products we provide. We believe that current product margins are more reflective of the present marketplace and likely to continue at or near present levels into the foreseeable future. We intend to meet the challenges of aggressive price reductions and discount pricing by certain product suppliers by focusing our offerings around relatively higher margin practice areas, including security solutions, VOIP, and access infrastructure. There can be no assurance, however, that we will be able to improve profit margins and compete profitably in all areas, given the intense competition that exists in the IT industry.

We depend on a small number of vendors to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major supplier could adversely affect our business, financial condition and results of operation.

Product sales depend on our ability to maintain reseller status with several major technology manufacturers including Hewlett Packard, Citrix, McAfee, Cisco, Microsoft and Novell. We are also highly dependant on distributors such as Ingram Micro, GE Access, and Tech Data for manufactured products. Although, we are currently an authorized reseller of various products, the loss of authorization could have an adverse material effect on our product sales and results of operations. Our vendor agreements are generally terminable on 30 to 90 days notice, or immediately upon the occurrence of certain events, and are subject to periodic renewal. We rely upon the manufacturers and distributors supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to fulfill orders on a timely basis, which, in turn could harm our business, financial position and operating results. Our ability to obtain particular products in the required quantities and to fulfill customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our third-party suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our third-party suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our third-party suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to our customers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our customer orders on a timely basis, our business, financial position and operating results may be materially adversely affected.

We may not be able to attract and retain professional staff necessary for existing and future projects.

Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled employees, particularly senior technical personnel. There is significant competition for employees with the skills required to perform the services we offer. In particular, qualified senior technical and professional staff are in great demand and competition for such persons is likely to increase. If we are unable to attract, retain and train skilled employees, it could impair our ability to adequately manage and staff our existing projects and to bid for or obtain new projects, which would have a material adverse effect on our business, financial condition and results of operations. In addition, the failure of our employees to achieve expected levels of performance could adversely affect our business. There can be no assurance that a sufficient number of skilled employees will continue to be available, or that we will be successful in training, retaining and motivating current or future employees.

Our success depends in large part upon the continued services of a number of significant employees, the loss of which could adversely affect our business, financial condition and results of operation.

Our success depends in large part upon the continued services of our senior executives and other key employees, including certain sales, consulting and technical personnel. Although we have entered into an employment agreement with Casper Zublin, Jr., our Chief Executive Officer, Mr. Zublin and other significant employees who have not entered into employment agreements may terminate their employment at any time. The loss of the services of any significant employee could have a material adverse effect on our business. In addition, if one or more of our significant employees resigns to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations.

We depend on contracts with government agencies, which, if terminated or reduced, would have a material adverse effect on our business.

A large percentage of our revenues are derived from sales to government agencies. Such government agencies may be subject to budget cuts or budgetary constraints or a reduction or discontinuation of funding. A significant reduction in funds available for government agencies to purchase professional services and related products would have a material adverse effect on our business, financial condition and results of operations.

Our revenue and operating results may fluctuate in the future.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

•                  general economic conditions and weakness in information technology spending;

•                  the loss or consolidation of one or more of our significant suppliers or customers;

•                  market acceptance and product life of the products we distribute;

•                  competitive conditions in our industry which may impact our pricing, margins and terms with our suppliers; and

•                  changes in our costs and operating expenses.

Although we attempt to control our expense levels, these levels are based in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall. In addition, we have at times experienced quarter-to-quarter declines in revenue, particularly in the quarters ending in December. We believe these fluctuations in revenue result primarily from the budgeting and purchasing cycles of our customers. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

We may face litigation in the ordinary course of business, which could result in substantial expenses.

We are from time to time involved in litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation can result in substantial expenses and could divert the efforts of our management.

War and terrorist activities could adversely affect our business.

The continued threat of terrorism within the United States and acts of war may cause significant disruption to commerce throughout the world. Our business and results of operations could be materially and adversely affected to the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture or ship our products. We are unable to predict whether war and the threat of terrorism or the responses thereto will result in any long-term commercialdisruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations or financial condition.

The level of our indebtedness could adversely affect our financial condition.

We have significant debt service obligations. As of January 29, 2007, the aggregate principal amount owed under our debt instruments was $14.9 million.

The level of our indebtedness could have important consequences. For example, it could:

•                  increase our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•                  restrict us from making strategic acquisitions, acquiring new content or exploring other business opportunities;

•                  limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•                  place us at a disadvantage compared to our competitors that have less indebtedness; and

•                  limit our flexibility in planning for, or reacting to, changes in our business and industry.

We may be unable to generate sufficient cash flow to service our debt obligations.

Our ability to make payments on our indebtedness and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future, which is subject to general economic, industry, financial, competitive, operating, and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•                  our financial condition at the time;

•                  restrictions in our outstanding debt instruments; and

•                  other factors, including the condition of the financial markets.

As a result, we may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or other proceeds are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

Risks Related to our Stock

A volatile public market for our common stock may impair liquidity and/or return on investment.

Any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. The price for our common stock and the volume of shares traded fluctuate. Consequently, persons who invest in our common stock may not be able to use their shares as collateral for loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, holders may not be able to resell their shares, or may not be able to sell their shares at or above the price they paid for them. Moreover, our common stock is currently traded on the National Association of Securities Dealer’s “Electronic Bulletin Board.” Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. Additionally, an investor may find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock.

Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the twelve-month period ended September 30, 2006 was approximately 67,570. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

Dilution in ownership of our shares from the exercise or conversion of options, warrants and convertible securities.

There are a significant number of outstanding options, warrants, and convertible securities to acquire shares of our common stock and we may grant additional rights in the future. The holders of such options, warrants, and convertible securities can be expected to exercise them at a time when our common stock is trading at a price higher than the exercise price of these outstanding options, warrants, and convertible securities. If these options or warrants to purchase our common stock are exercised, convertible debt is converted or other equity interests are granted under our 2001, 2005 or 2006 stock option plans, or under other plans or agreements adopted in the future, such equity interests will have a dilutive effect on your ownership of common stock. The existence of such options, warrants, and convertible securities may also adversely affect the terms on which we can obtain additional financing.

As of January 29, 2007, we had 58,187,640 shares issued and outstanding. As of such date, we had outstanding options to purchase 11,227,064 shares of our common stock, warrants to purchase approximately 34,629,556 shares of common stock, and $7,544,676 of convertible debt, convertible into 37,723,382 shares of common stock. The principal amount of the convertible debt will continue to increase to the extent we elect not to pay interest as it accrues during the first three years, in which case the principal would increase to approximately $10,281,663, and the number of shares issuable upon conversion would be 51,408,315. We intend to raise capital through offerings of our common stock, securities convertible into our common stock, or rights to acquire such securities or our common stock. Such other rights to acquire our common stock may be issued at exercise prices or conversion rates that are significantly lower than the price at which you may have paid for our shares. In addition, the shares issuable upon exercise of certain of the warrants and upon conversion of convertible debt may increase subject to anti-dilutive rights, which we granted to certain warrant and debt holders.

Lloyd I. Miller, III beneficially owns a majority of our outstanding common stock, which may enable him to control many significant stockholder matters and corporate actions and may prevent a change in control that would otherwise be beneficial to other stockholders.

Lloyd I. Miller may be deemed to beneficially own a total of 64,747,903 shares of our common stock, or 55.9%, as of January 29, 2007, including shares issuable to upon exercise of warrants held by Mr. Miller and his affiliates. The foregoing does not take into account the exercise or conversion of other outstanding convertible or exercisable securities of the Company, which would have the effect of reducing the percentage beneficial ownership of Mr. Miller. Because of his high percentage of beneficial ownership, Mr. Miller may be able to control matters requiring the vote of stockholders, including the election of our board of directors and certain other significant corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our other stockholders and us. This control could adversely affect the voting and other rights of our stockholders and could depress the market price of our common stock.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our credit facility. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates and you sell your shares at a profit.

It is possible that we may have violated Section 5 of the Securities Act.

In March 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which we issued to the Senior Lenders certain Senior Secured Notes in the aggregate principal amount of $6.7 million (the “Senior Notes”).  Under the Note Purchase Agreement, we also issued a Junior Secured Convertible Note to Trust A-4 - Lloyd I. Miller (the “Junior Lender” and together with the Senior Lenders, the “Lenders”) in the aggregate principal amount of $3.0 million (the “First Junior Note”).  In June 2006, we issued an additional Junior Secured Convertible Note to Trust A-4 - Lloyd I. Miller in the aggregate principal amount of $1.0 million (the “Second Junior Note”).  Pursuant to our contractual obligation to do so, we filed the registration statement of which this prospectus is a part in June 2006 to register for resale, among other shares, the shares of our common stock into which the First and Second Junior Notes may be converted. In September 2006, while the registration statement was still pending and not yet declared effective, we issued an additional junior secured convertible note to the Junior Lender in the aggregate principal amount of $3,000,000 (the “Third Junior Note” and together with the First and Second Junior Notes, the “Junior Notes”) on the same terms and conditions as were set forth in the First and Second Junior Notes.

In a comment letter to the registration statement, the SEC notified us that by selling and issuing the Third Junior Note while the registration statement was still pending, we may have violated Section 5 of the Securities Act.  If the Lenders were to have brought an action to rescind the issuance of the Senior and Junior Notes as a result of the Section 5 violation and prevailed, we would have been required to repurchase the Senior Notes and Junior Notes at their original purchase price, plus statutory interest from the date of purchase.  However, on February 2, 2007, we obtained waivers and releases from the Lenders of any rescission rights and, therefore, we will not record any contingent liability in connection therewith.  Although we are not aware of any other pending claims or sanctions against us in connection with the possible Section 5 violation, we still could be subject to enforcement actions by the SEC, resulting in injunctive relief or the imposition of fines.  We would vigorously contest any claim that the issuance of the Third Junior Note in the manner described above violated Section 5 of the Securities Act.

USE OF PROCEEDS

Although we may receive cash proceeds from the exercise of warrants for cash related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the periodic sales, if any, of the common stock covered by this prospectus. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” described below. We intend to use the proceeds received by us from the cash exercise of the warrants for working capital, reduction of indebtedness, acquisitions, and general corporate purposes.

MARKET INFORMATION / PRICE RANGE OF COMMON STOCK / DIVIDENDS

Market Information

Our common stock traded on The Nasdaq Small Cap Market under the symbol “DYTK” from December 18, 1992 through the time of its voluntary delisting by us from that market on December 16, 2004. On December 16, 2004, our common stock began trading over-the-counter on the OTC Bulletin Board under the symbol “DYTK”. Following the 1-for-10 reverse split of our common stock on June 5, 2006, our common stock began trading on the OTC Bulletin Board under the symbol “DYNK”.

Holders

As of January 29, 2007, there were approximately 198 holders of record of our common stock. We estimate that there are approximately 6,000 stockholders of our common stock held in street name.

Price Range

The following table presents, for the periods indicated, the high and low closing sale price of our common stock as reported by the Nasdaq Small Cap Market through December 16, 2004 and the high and low last sale price of our common stock as reported by the OTC Bulletin Board for periods since December 16, 2004. The sale prices set forth below are provided on a post-reverse split basis:

	High	Low
Fiscal year ended June 30, 2007:
Second Quarter	$0.27	$0.12
First Quarter	$0.19	$0.13
Fiscal year ended June 30, 2006:
Fourth Quarter	$0.50	$0.17
Third Quarter	$1.20	$0.44
Second Quarter	$2.65	$0.91
First Quarter	$3.10	$2.30
Fiscal year ended June 30, 2005:
Fourth Quarter	$4.90	$2.90
Third Quarter	$6.10	$4.90
Second Quarter	$7.60	$5.20
First Quarter	$8.00	$6.00

On January 29, 2007, the last reported sales price of our common stock on the OTC Bulletin Board was $0.16 per share.

Dividends

We have never paid or declared any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future but rather intend to retain future earnings, if any, for reinvestment in our future business. Any future determination to pay cash dividends will be in compliance with our contractual obligations and otherwise at the discretion of the board of directors and based upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Securities Authorized For Issuance under Equity Compensation Plans

The following table provides summary information as of June 30, 2006, for all of our stock option and stock purchase plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	230,166	$5.33	3,175,775
Equity compensation plans not approved by security holders (1)	—	—	11,790,672
Total	230,166	$5.33	14,966,447

(1)           The 2006 Nonqualified Stock Option Plan was duly approved by our stockholders at our Annual Meeting of Stockholders on December 14, 2006.

SELECTED FINANCIAL DATA

The following selected historical financial information should be read in conjunction with our historical financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this registration statement. The information as of June 30, 2003 and 2002 and for the years ended June 30, 2003 and 2002 has been derived from our audited financial statements, which are not included herein but which have previously been filed with the SEC. The information as of June 30, 2006, 2005 and 2004 and for the years ended June 30, 2006, 2005 and 2004 has been derived from our audited financial statements provided elsewhere in this prospectus and should be read in conjunction therewith. The information as of September 30, 2006 and for the quarters ended September 30, 2006 and 2005 has been derived from our unaudited financial statements provided elsewhere in this prospectus and should be read in conjunction therewith. Historical results are not necessarily indicative of the results to be obtained in the future.

	Three Months Ended September 30,		Years ended June 30,
	2006	2005	2006	2005	2004	2003	2002
	(Unaudited)		(in thousands, except per share amounts)
Consolidated statement of operations data:
Operating revenues	$21,777	$23,435	$80,831	$76,559	$49,947	$52,647	$60,077
Loss from continuing operations	(2,584)	(1,898)	(28,775)	(24,437)	(18,935)	(4,203)	(12,379)
Income (loss) from discontinued operations	—	216	513	1,846	(64)	(9,566)	(7,034)
Loss from continuing operations—per share	(0.05)	(0.21)	(1.33)	(3.78)	(4.00)	(1.15)	(4.25)
Income (loss) from discontinued operations—per share	—	—	.02	.29	(0.01)	(2.61)	(2.42)

	As of September 30,	Years ended June 30,
	2006	2006	2005	2004	2003	2002
	(unaudited)	(in thousands)
Consolidated balance sheet data:
Total assets	$31,899	$29,688	$47,336	$45,649	$53,127	$80,519
Long term debt	$5,868	2,550	7,603	3,596	5,317	—

BUSINESS

General

We provide professional information technology (“IT”) services and sales of related products to mid-market commercial businesses, state and local government agencies, and educational institutions. We operate our business primarily through our subsidiary, DynTek Services, Inc.

We provide a broad range of multi-disciplinary IT solutions that address the critical business needs of our clients, including IT security, converged networking (including voice-over-internet-protocol “VOIP”), application infrastructure, and access infrastructure. Our primary operations are located in four of the top ten largest IT spending states: California, New York, Florida, and Michigan. We deliver complex infrastructure technology solutions through teams of professional consultants in close geographic proximity to our clients. Members of our technical and consulting services team have advanced certifications with leading vendor-manufacturers, including Microsoft, Cisco, McAfee and Citrix. As a professional services firm and value-added reseller of hardware and software from leading manufacturers, we help organizations assess, design, build, implement, manage and support their technology infrastructure.

We believe that our services-led approach, combined with expertise in multi-disciplinary practice areas such as IT security, converged networking (VOIP), application and access infrastructure, will continue to provide the platform we need to capture an increasing share of our target markets. Our strategy allows our clients to rely on DynTek as their primary IT vendor. Additionally, we believe that our multi-disciplinary capabilities help differentiate us from our competitors in the markets in which we compete.

In September 2004 and October 2004, we closed the acquisitions of Redrock Communications Solutions, Inc. (“Redrock”), and Integration Technologies, Inc. (“ITI”), respectively. Both businesses were located in Southern California. In February 2005, we consolidated the operations of Redrock and ITI into one integrated region (the “Southwest Region”), with offices in Irvine, California and Las Vegas, Nevada. During the year ended June 30, 2006, the Southwest Region contributed approximately $26,629,000, or 33%, of our aggregate revenue of $80,831,000 and approximately $27,861,000, or 36%, of our aggregate revenue of $76,559,000 for the year ended June 30, 2005, which included 11 months of operations from Redrock and 9 months of operations from ITI. Our acquisitions of Redrock and ITI led us to increase our emphasis in obtaining commercial business. As a result, our customer mix changed from 68% government, 11% education, and 21% commercial during the year ended June 30, 2004 to 38% government, 9% education, and 53% commercial during the year ended June 30, 2005. Our customer mix for the year ended June 30, 2006 was 38% government, 11% education, and 51% commercial.

In June 2006 we purchased the customer list of the Long Island Division of TekConnect Corporation, a privately-held educational technology integration and consulting firm, comprised of specific IT services contracts and related assets. This acquisition contributed approximately $47,000 in revenue during the year ended June 30, 2006.

In October 2006, we purchased the remaining assets of TekConnect Corporation.  Also in October 2006, we purchased substantially all of the assets of Sensible Security Solutions, Inc., which designs and implements comprehensive, enterprise-level security solutions for private and public sector Canadian organizations.

Business Segments

We previously reported in two segments: Information Technology (“IT”) Solutions and Business Process Outsourcing (“BPO”).  In March 2004, we outsourced the management of our BPO segment to Young Williams, P.C., a law firm based in Mississippi that specializes in child support enforcement services. During the quarter ended December 31, 2004, certain of our customers notified us of their intention not to renew existing contracts. These circumstances caused us to lower our expectations with respect to future BPO revenues and curtail our related activities in this segment. During the quarter ended June 30, 2005, we re-focused our business strategy to neither seek new opportunities nor actively seek renewals of our existing contracts with respect to BPO services related to the child support enforcement services.

On June 30, 2006, the Company completed the transition and sale of all outstanding BPO operations related to the child support enforcement services to Young Williams, P.C. concluding our involvement in this non-core business segment. The contracts for information technology services and related products with the Commonwealth of Virginia were retained as part of the IT Solutions segment.  Accordingly, we operated within a single segment, the IT Solutions Segment, during the three months ended September 30, 2006.

Information Technology Solutions (“IT Solutions”)

We provide professional information technology services and sales of related products. Our information technology services include:

•                  information technology security solutions, which include vulnerability assessments, risk assessments, enterprise security assessments and similar services;

•                  converged networking solutions (design through implementation);

•                  application infrastructure solutions (active directory design, Microsoft Exchange migrations and similar solutions);

•                  access infrastructure solutions including server based computing, remote access and similar services; and

•                  general infrastructure support.

In connection with these service offerings, we sell hardware and software to our clients. We purchase products for re-sale from distributors or directly from manufacturers of hardware and software. The scope of services and product sales that we provide to any given client can vary according to the client’s need, project size, and internal client IT resources available. The majority of our IT service revenues and related product sales are derived from specific projects, as contracted.

We provide services to our clients through a combination of in-house engineers and consultants, and subcontracted third-party suppliers.

With increasing convergence and connectivity driving infrastructure complexity, IT clients are seeking solutions that provide secure and ubiquitous access to their applications and data. According to a Gartner, Inc. report published in June 2005, the IT services market in the United States is projected to grow from $241.9 billion in 2004 to $326.4 billion in 2009. While our target markets only represent a portion of the overall IT services market, these target markets are expected to grow at a compound annual growth rate of 6.2 percent. It is anticipated that this growth will be driven in part by pent-up demand for technology upgrades, data security concerns, regulatory and compliance initiatives, such as the Sarbanes-Oxley Act, and the convergence of voice and data.

The following table sets forth our aggregate IT product sales, IT service sales and IT Solutions revenue, as well as the relative approximate percentages thereof in relation to our total revenue, for each of the last three fiscal years:

	Year ended June 30,
	2006		2005		2004
IT Product Sales	$56,458,000	(70)%	$45,490,000	(59)%	$22,884,000	(46)%
IT Service Sales	$21,215,000	(26)%	$24,212,000	(32)%	$19,333,000	(39)%
Aggregate IT Solutions Revenue	$77,673,000	(96)%	$69,702,000	(91)%	$42,217,000	(85)%
Total Revenue	$80,831,000		$76,559,000		$49,947,000

Business Process Outsourcing (“BPO”)

As part of a previous strategic direction, we provided child support enforcement services under contracts with state or county agencies, including the State of Kansas Department of Social and Rehabilitation Services, State of Nebraska Department of Health and Human Services, New Hanover County Department of Social Services in North Carolina, Beaufort County Department of Social Services in North Carolina and 3rd Judicial Court of Shawnee County, Kansas. Services under these contracts included determining legally established paternity and support obligations, enforcing court or administrative orders for such obligations, locating absent responsible parents or other persons obligated for such payments and relevant assets that may be used to satisfy such obligations, and providing help desk customer service support. We provided these services through in-house customer service representatives and attorneys, and third-party attorneys. A portion of the BPO segment included various contracts with the Commonwealth of Virginia for information technology services and related products. Typically, our BPO contracts spanned multiple periods, and may have included options to renew for additional periods. Payment terms were either fixed-price, fixed-unit-price, revenue sharing, or a combination of the above.

The following table sets forth our aggregate BPO revenue, as well as the relative approximate percentage thereof in relation to our total revenue, for each of the last three fiscal years:

	Year ended June 30,
	2006		2005		2004
BPO revenue	$3,158,000	(4)%	$6,857,000	(9)%	$7,730,000	(15)%
Total Revenue	$80,831,000		$76,559,000		$49,947,000

As indicated above, we no longer conduct BPO operations.

Customers

Our customers are primarily (i) mid-market commercial businesses, (ii) agencies of state governments and municipalities, and (iii) educational institutions. These mid-market to small enterprise customers generally have between approximately 200 and 5,000 employee-computer users. For the three months ended September 30, 2006, our mix of revenues was approximately 41% state and local government, 21% education, and 38% commercial.

In the state of New York, we are listed as a procurement vendor on many different contracts that are used by the various state and local entities to procure product and services. Generally, our products and services are purchased by state, city and other local agencies issuing their own purchase orders under master contract agreements between us and the related state government through which the agency is authorized to issue a valid purchase order. As a result, revenue generated from the state of New York (including from city and other local agencies) comprised approximately 25% of our total revenues and 26% of our IT Solutions revenues for the fiscal year ended June 30, 2006. Approximately 78% of such New York state revenues were from product sales and 22% were from sales of services during the fiscal year ended June 30, 2006.

For the fiscal year ended June 30, 2006, the state of New York as a consolidated purchasing entity was the only customer that accounted for more than 10% of our total revenue.

Vendors

In connection with sales of our IT services and products, we purchase technology equipment directly from manufacturers such as Cisco, McAfee, Citrix, Hewlett Packard and Novell, and indirectly through distributors such as Ingram Micro Corporation, Tech Data, and Alternative Technologies. In general, we are authorized by a manufacturer to sell its products, whether the products are purchased from a distributor or directly from the manufacturer. Typically, vendor agreements provide that we have been appointed, on a non-exclusive basis, as an authorized reseller of specified products at specified locations. The agreements generally are terminable on 30 to 90 days’ notice or immediately upon the occurrence of certain events, and are subject to periodic renewal. The loss of a major manufacturer or the deterioration of our relationship with a major manufacturer could have a material adverse effect on our business as certain product offerings that are requested by customers may not be available to us.

We are an authorized reseller of computers, workstations, networking equipment, software, and related products for over 50 manufacturers. Our sales of products manufactured by Cisco and McAfee accounted for approximately 44% of our product revenues during the last fiscal year (or 31% of our total revenue during the fiscal year ended June 30, 2006). Based on product sales and certifications, we have obtained preferred status with several vendors, including Microsoft, Cisco, McAfee, Novell and Citrix. This status allows us to participate in rebate and co-marketing programs.

Sales and Marketing

Our sales and marketing objective in our IT Solutions sector is to develop lasting relationships with clients that result in both repeat and long-term engagements. We use an internal sales force in conjunction with partnership alliances with our vendors. Our sales team derives leads through industry networking, referrals from existing clients, government agencies’ requests for proposals (“RFP”), open competitions conducted by states and municipalities, strategic partnerships with third party vendors under which we jointly bid and perform certain engagements, and sales and marketing activities directed to specific customers.

For governmental entities, we receive and review numerous RFPs, and evaluate competitive bidding opportunities for the provision of products and services and identify those that are suitable for our responsive bid. In government contract award procedures, following proposal submission, contracts are often awarded based on subsequent negotiations with the bidder offering the most attractive proposal, price and other contracting factors. In certain cases low price may be the determining factor, while in others price may be secondary when compared with the quality of technical skills or management approach.

We employ a team selling approach for marketing our offerings. Our practice subject matter experts collaborate with our service delivery professionals to identify a comprehensive service and product offering mix that will meet customer needs. As a result of our particular mix of service offerings and multi-disciplinary practices, we believe that we have the ability to allow our clients to rely on us as their primary IT vendor.

Competition

The IT solutions industry is highly competitive and is served by numerous national and local firms. Market participants include global consulting and integration firms, such as IBM Global Services, international accounting firms and related entities, internal information systems and service groups of clients and prospective clients, professional services companies, small, medium and large hardware and application software re-sellers, and divisions of both integrated technology companies and outsourcing companies. Our markets are highly competitive and very fragmented, with relatively low barriers to entry.

We believe that the principal competitive factors for IT services include reputation, customer service levels, project management expertise, technical expertise, competitive pricing, the ability to deliver results in a timely manner, vendor-partner relations, and overall breadth and depth of solutions. We believe that our multi-disciplinary approach, and our ability to deliver complex infrastructure technology solutions, allows us to be competitive in the regions where we operate. Our ability to successfully compete, however, also depends on a number of competitive factors outside our control, including the ability of our clients or competitors to hire, retain and motivate project managers and other senior technical staff, the price at which competitors offer comparable services, the ability of our clients to perform the services themselves, and the extent of our competitors’ responsiveness to client needs. Moreover, although our primary, current competition in the mid-market commercial and state and local government segments is generally localized and comprised of many small entities, there are many larger and better-capitalized companies that could employ significant resources should they chose to compete for our mid-market customers.

Backlog

Our IT Solutions contracts typically are funded incrementally and are specific-task driven, with the exception of annual maintenance and support contracts. Our backlog only becomes firm as work progresses, and as specific orders under the contract are placed for services and related products. In our estimation, our contractual backlog at any point in time does not represent the aggregate projected value of our related contracts and customer relationships. Moreover, our backlog can be subject to variations from quarter to quarter based on fluctuations from period to period based on usage criteria and the length of particular contracts. As a result, we do not consider our backlog from IT Solutions contracts to be a significant indicator of our future IT Solutions revenue. Any backlog represents an estimate of the remaining future revenues from existing firm contracts, and does not assume any contract renewals or extensions. Our backlog at any date may not indicate demand for our products and services, and may not reflect actual revenue for any period in the future.

Intellectual Property Rights

We rely on a combination of trade secret, nondisclosure and other contractual agreements to protect our proprietary rights. Existing trade secret and copyright laws afford us only limited protection. We enter into confidentiality agreements with our employees and our contractors to restrict access to and limit the distribution of our proprietary information. There can be no assurance that the steps we have taken to protect our intellectual property will be adequate to deter its misappropriation, detect unauthorized use, or enforce our intellectual property rights.

Human Resources

As of January 29, 2007, we had 208 employees. We also sub-contract with approximately 13 third party subcontractors for technical support. Our employees are not subject to any collective bargaining agreements, and we believe that our relationships with our employees are good.

Insurance Coverage

We maintain general liability insurance, which includes directors and officers’ liability coverage, workers compensation and professional liability insurance in amounts deemed adequate by our Board of Directors.

Properties

Our corporate headquarters in Irvine, California, is a leased facility consisting of approximately 2,868 square feet of office space rented under a lease expiring in January 2009. We also lease approximately 9,646 square feet in the same building for our Southwest Regional offices and a customer training facility. In May 2005, we consolidated all Southern California offices in this building, and moved our corporate headquarters from another facility, which was also located in Irvine, California. The lease for that facility expired in August 2005. Additionally, we currently lease six other separate sales offices and commercial facilities for our IT services business in New York (2), Michigan (2), Nevada and Florida, and one other separate facility for our former BPO business in North Carolina. Our total leased facilities comprise an aggregate of approximately 54,000 square feet under leases with terms ranging from month-to-month to five years. Such facilities are used for sales and services functions. We terminated operations in our Massachusetts facility in August 2005. All other facilities are expected to continue to be utilized in the operation of our business. None of these properties is unique and our properties are believed to be adequate for the present needs of our business.

Legal Proceedings

From time to time we are involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included intellectual property disputes, contract disputes, employment disputes and other matters. On or about October 30, 2006, Pangaea Education Systems, LLC (“Pangaea”) filed a lawsuit against the Company alleging unfair competition, reverse passing off, misappropriation of trade secrets, copyright infringement and breach of contract arising out of services performed in 2003 (the “Action”). Pangaea’s complaint does not specify the amount of damages sought, but Pangaea has demanded in excess of $2,500,000 in preliminary communications with the Company’s counsel. The Company contends that this demand is without factual or legal basis, that the Action has no merit and is aggressively defending the Action.  Trial is scheduled for July 2008. The Company filed a motion to dismiss in response to the complaint on November 28, 2006. The Company intends to continue discussing an informal resolution. While the Company believes it has a strong position, it is not possible at this time to state the likelihood of an unfavorable outcome based on the early stage of the dispute, the positions taken by Pangaea and the inherent uncertainties of litigation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed under “Risk Factors” and elsewhere in this prospectus.

Business overview

We provide professional information technology, or IT, services and sales of related products to mid-market commercial businesses, state and local government agencies, and educational institutions.

We provide a broad range of multi-disciplinary IT solutions that address the critical business needs of our clients, including information technology security, converged networking including voice-over-internet-protocol, application infrastructure, and access infrastructure. Our primary operations are located in four of the top ten largest IT spending states: California, New York, Florida, and Michigan. We deliver complex infrastructure technology solutions through teams of professional consultants in close geographic proximity to our clients. Members of our technical and consulting services team have advanced certifications with leading vendor-manufacturers, including Microsoft, Cisco, McAfee and Citrix. As a professional services firm and value-added reseller of hardware and software from leading manufacturers, we help organizations assess, design, build, implement, manage and support their technology infrastructure.

We believe that our services-led approach, combined with expertise in multi-disciplinary practice areas such as IT security, converged networking, application and access infrastructure, will continue to provide the platform we need to capture an increasing share of our target markets. Our strategy allows our clients to rely on DynTek as their primary IT vendor. Additionally, we believe that our multi-disciplinary capabilities help differentiate us from our competitors in the markets in which we compete.

We recognize revenue from sales of products and services. Services are primarily provided to the client at hourly rates that are established for each of our employees or third-party contractors based upon their skill level, experience and the type of work performed. We also provide project management and consulting work which are billed either by an agreed upon fixed fee or hourly rates, or a combination of both. The majority of our services are provided under purchase orders with commercial customers or bid contracts with government entities. See “Revenue Recognition,” below.

Costs of services consist primarily of salaries of services personnel and related expenses incurred in providing such services, and the cost of outsourced service labor. Costs of products consist of our cost of products purchased and sold to our customers. Selling, general and administrative expenses consist primarily of salaries and benefits of personnel responsible for administrative, finance, sales and marketing activities and all other corporate overhead expenses. Corporate overhead expenses include rent, telephone and internet charges, insurance premiums, accounting and legal fees, and other general administrative expenses. Selling, general and administrative costs also include a calculation of the fair value of employee stock options and other share-based payment awards calculated pursuant to SFAS No. 123R.

Results of Operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales.

	Year Ended June 30,			Three Months Ended September 30,
	2006	2005	2004	2006	2005
Product Revenue	70%	59%	46%	77%	69%
Service Revenue-Information Technology	26%	29%	35%	23%	27%
Service Revenue-Business Process Outsourcing	4%	12%	19%	—	4%
Cost of Products	89%	85%	84%	87%	88%
Cost of Service-Information Technology	74%	76%	81%	71%	69%
Cost of Service-Business Process Outsourcing	79%	92%	82%	—	18%
Gross profit	16%	18%	18%	17%	18%
SG & A	25%	24%	24%	18%	20%
Loss from continuing operations	(36)%	(32)%	(38)%	(12)%	(8)%
Gain (loss) from discontinued operations	1%	2%	—	—	1%
Net income (loss)	(35)%	(30)%	(38)%	(12)%	(7)%

Three months ended September 30, 2006 and September 30, 2005

Revenues.  For the three months ended September 30, 2006, our revenues decreased to approximately $21,777,000 from approximately $23,435,000 for the three months ended September 30, 2005. The decrease, which amounts to $1,658,000 or 7%, is principally attributable to the winding down of activities in our former BPO segment of $985,000 and a decline of $673,000 in our IT Solutions business.

Our product sales increased from $16,155,000 during the three months ended September 30, 2005 to $16,783,000 during the three months ended September 30, 2006.  This $628,000, or 4% increase resulted primarily from the increase in product sales within our educational markets.

Our services revenues decreased from $7,280,000 during the three months ended September 30, 2005 to $4,994,000 during the same period in 2006.  This $2,286,000, or 31% decline, is attributable to reduced services on commercial accounts within our Southwest Region and curtailed government revenues within the Southeast region, while $985,000 of the decline is the loss of the BPO business.

Our customers are primarily state and local government entities and mid-sized corporations in diversified industries.  For the three months ended September 30, 2006, 38% of our revenues were derived from commercial clients, compared to 41% from government agencies and 21% from educational institutions.  For the three months ended September 30, 2005, 50% of our revenues were derived from commercial clients, compared to 38% from government agencies and 12% from educational institutions.

Gross profit.  Gross profit decreased from $4,114,000 in the quarter ended September 30, 2005 to $3,616,000 in the quarter ended September 30, 2006, a decrease of 12%.  Gross margin declined slightly from approximately 18% in the quarter ended September 30, 2005 to approximately 17% for the same period in 2006.  Despite the drop in gross profit and gross margin caused by reduced sales, our services margin remained approximately the same at 29% for the two comparative periods while our product margins improved slightly from 12% to 13% as a result of qualifying for certain vendor rebate programs. We will continue to focus on improving our overall level of service utilization with respect to consultants throughout the company, and a greater mix of higher-end services.  We continue to expect product margins to be subject to competitive pricing pressures and fluctuate from quarter to quarter depending on the mix of products we provide.  We intend to meet the challenges of aggressive price reductions and discount pricing by certain product suppliers by focusing our offerings around relatively higher margin practice areas, including security solutions, VOIP, and access infrastructure.  There can be no assurance, however, that we will be able to improve profit margins, especially for our sale of products, and compete profitably in all areas, given the intense competition that exists in the IT industry.

Selling, general and administrative expenses.  General and administrative expenses decreased to approximately $1,343,000 for the three months ended September 30, 2006, from approximately $1,434,000 for the three months ended September 30, 2005.  As a percent of revenues, general and administrative expenses remained unchanged between the two periods at approximately 6%; however, during the period ended September 30, 2006, two non-employee board members were provided in the aggregate $328,000 in non-cash stock based compensation expense comprised of $40,000 in stock grants and $288,000 in fully vested, stock option grants, the value for which was calculated using a black scholes pricing model on the fair value of the options on the date granted. A similar charge was not incurred during the same period in 2005 and therefore the decrease in general and administrative expenses realized during the September 2006 period compared to 2005 excluding the stock-based compensation expense was approximately $419,000; a result of restructuring and cost reduction programs implemented in fiscal year 2005.

Selling costs decreased to approximately $2,593,000 for the three months ended September 30, 2006 from $3,176,000 in the three months ended September 30, 2005.  During the period ended September 30, 2006, a $200,000 stock based compensation expense was incurred for a stock grant issued in July 2006.  During the period ended September 30, 2005, a $205,000 charge was incurred for the accelerated vesting of employee stock options issued primarily to sales personnel. The 18% decrease in selling expenses realized during the September 2006 period compared to 2005 is primarily the result of restructuring and personnel cost reduction implementations made in 2005.

As a percentage of total revenues, the aggregate selling, general and administrative expenses were 17.9% during the three months ended September 30, 2006, compared to 19.7% for the same period ended September 30, 2005.

Depreciation and amortization expense.  Depreciation and amortization expense decreased to approximately $693,000 for the three-month period ended September 30, 2006, from approximately $730,000 during the same period in the prior year.  The decrease is primarily due to certain customer lists of prior acquisitions having been fully amortized.

Interest expense.  Interest expense for the three months ended September 30, 2006 increased to $1,554,000, as compared to $734,000 for the three months ended September 30, 2005.  The increase is primarily due to significantly higher non-cash interest for the period ended September 30, 2006 approximately $1,150,000 compared to only $185,000 for the period ended September 30, 2005. Amortization on the debt discounts on the Secured Promissory Notes issued in March 2006 (the “Senior Notes”) was approximately $421,000 with approximately $191,000 of non-cash interest related to the fair value of the issuable Senior Note warrants in excess of the carrying value of such notes.  The non-cash interest amortization on the debt discounts on the Junior Secured Convertible Promissory Notes issued in March 2006 and June 2006, respectively (the “Junior Notes”), was approximately $172,000. Fees incurred on the APA and APLA agreements were approximately $395,000. On September 30, 2006, the Company elected to pay in kind the interest on the Senior Notes of approximately $193,000 and $150,000 on the Junior Notes. Amortization of deferred financing fees amounted to approximately $23,000.

Net loss.  Our net loss for the three months ended September 30, 2006 was $2,584,000 compared to a net loss of $1,682,000 for the three months ended September 30, 2005.  Loss from operations during the three months ended September 30, 2006 includes depreciation and amortization expense of $693,000, non-cash stock based compensation expense of $528,000, and interest expense of $1,554,000 (including non-cash interest of $1,150,000).  Loss from operations during the three months ended September 30, 2005 includes depreciation and amortization expense of $730,000, non-cash stock based compensation expense of $205,000, and interest expense of $734,000 (including a non-cash portion of $185,000).

Discontinued Operations.  There was no income from discontinued operations for the three months ended September 30, 2006 compared to income of $216,000 for the three months ended September 30, 2005.

Fiscal years ended June 30, 2006 and June 30, 2005—Continuing Operations

Revenues.  For the year ended June 30, 2006, revenues increased to approximately $80,831,000 from approximately $76,559,000 during the prior year, or a 6% increase from the year ended June 30, 2005. Product sales increased by 24% from $45,490,000 in fiscal 2005 to $56,459,000 in fiscal 2006 primarily related to increased purchases under our New York contracts and educational contracts. Product sales related to our Redrock and ITI acquisitions in the Southwest Region increased by 4% for the full year 2006 compared to 2005. Our services revenue decreased 22% from $31,069,000 in fiscal 2005 to $24,372,000 in fiscal 2006, primarily due to the de-emphasis of the BPO segment. The BPO segment revenue declined from $6,785,000 in fiscal year 2005 to $3,158,000 in the fiscal year 2006. Service revenues for the Southwest region decreased by $2,054,000, or 24% from $8,684,000 in fiscal year 2005 to $6,630,000 in fiscal year 2006, primarily as a result of the under utilization of internal service resources and the subsequent restructuring and reorganization of the Southwest region to improve future performance. Services within the other regions declined approximately $1,016,000 from $15,600,000 in fiscal year 2005 to $14,584,000 in fiscal year 2006 due to lower utilization of service personnel primarily during the third quarter. The revenue mix from product and services sales was 70% and 30%, respectively, for the 2006 fiscal year, as compared to 59% and 41%, respectively, for the 2005 fiscal year.

The following table sets forth for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Twelve Months
		ended June 30,		Percentage
REVENUES		2006	2005	change	Amount
DynTek, excluding	Product	$36,460	$26,313	39%	$10,147
Redrock and ITI(1)	Service	17,742	22,385	(21)%	(4,643)
	Total	54,202	48,698	11%	5,504
Redrock and ITI(2)	Product	19,999	19,177	4%	822
	Service	6,630	8,684	(24)%	(2,054)
	Total	26,629	27,861	(4)%	(1,232)
	Totals	$80,831	$76,559	6%	$4,272

(1) Revenues from Redrock, ITI, and TekConnect are excluded for comparative purposes

(2)Represents revenues generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, revenues are combined.

Our customers are primarily state and local government entities and mid-sized corporations in diversified industries. For our year ended June 30, 2006, 51% of our revenues were derived from commercial clients, compared to 49% from government agencies and educational institutions. This represents a comparable customer mix from fiscal 2005 when 53% of our customers were commercial clients and 47% of our customers were government agencies and educational institutions. The acquisition of Redrock and ITI during fiscal year 2005 reduced our dependence overall on state and local government agencies and reflected our decision to grow our commercial business. The State of New York and the City of New York with their agencies accounted for 25% of our total revenues in fiscal 2006.

Gross profit.  Gross profit decreased from $13,893,000 in fiscal 2005 to $12,588,000 in fiscal 2006, a decrease of 9%. Gross margin also decreased from 18.1% in fiscal 2005 to 15.6% during fiscal 2006. Service gross margins improved to 25.0% in fiscal year 2006 from 22.2% in fiscal year 2005. However, the decline in services revenue and the under utilization of resources caused service gross profit to decline from $6,902,000 in fiscal year 2005 to $6,101,000 in fiscal year 2006. Product gross profit declined from $6,991,000 in fiscal 2005 to $6,487,000 fiscal 2006. Product gross margin declined from 15.4% in fiscal year 2005 to 11.5% in fiscal year 2006. The decrease in overall product gross margin is primarily the result of the competitive marketplace in commercial accounts as well as having consummated several large, lower-margin product sales under contracts with certain state and local government clients, and fewer vendor rebates that were received during the fiscal year ended June 30, 2006. Although we have improved our service margins, and will seek opportunities to make further improvements, our product margins in particular are subject to competitive pricing pressures and fluctuate from period to period depending on the mix of products we provide. We believe that current product margins are more reflective of the present marketplace and likely to continue at or near present levels into the foreseeable future. We intend to meet the challenges of aggressive price reductions and discount pricing by certain product suppliers by focusing our offerings around relatively higher margin practice areas, including security solutions, VOIP, and access infrastructure. There can be no assurance, however, that we will be able to improve profit margins, especially for our sale of products, and compete profitably in all areas, given the intense competition that exists in the IT industry.

Selling, general and administrative expenses.  Selling, general and administrative expenses decreased to approximately $17,569,000 for the year ended June 30, 2006, from approximately $18,738,000 for the year ended June 30, 2005. As a percentage of total revenues, the aggregate selling, general and administrative expenses were 24.5% during fiscal 2005 compared to 21.7% during fiscal year 2006.

In the last fiscal year, selling costs increased by approximately $733,000, from $11,693,000 in year ended June 2005 compared to $12,426,000 in year ended June 2006, primarily as a result of increased variable selling costs on a higher revenue base. As a percentage of sales, selling costs were 15.2% of sales in fiscal year 2005 and 15.4% in fiscal year 2006. The increase in selling costs during fiscal year 2006 included a $205,000 expense for employee stock options that vested during the first quarter of fiscal year 2006 and one-time severance and restructuring costs of $306,000 during the third quarter.

General and administrative expenses decreased by approximately $1,902,000, from $7,045,000, or 9.2% of revenue in the year ended June 30, 2005, to $5,143,000, or 6.4% of revenue in the year ended June 30, 2006. During fiscal year 2006, corporate general and administrative expenses incurred a one-time charge of $514,000 during the first quarter for severance costs, an additional one-time restructuring and reorganization costs of $450,000 during the quarter ended March 2006, and a $71,000 expense for employee/director stock options that vested during the year. In fiscal year 2005, general and administrative expenses included approximately $850,000 in non-recurring severance and non-cash expenses, including $448,000 from the resignation of our former chief executive officer in June 2005, $201,000 in non-cash expenses for options and warrants.

Depreciation and amortization expense.  Depreciation and amortization expense decreased from approximately $3,171,000 in fiscal 2005 to approximately $2,651,000 for the year ended June 30, 2006. The decrease is primarily due to reduced amortizations of customer lists from prior acquisitions that have now been fully amortized.

Interest expense.  Interest expense increased from $2,138,000 in fiscal 2005 to $7,296,000 in fiscal 2006. This increase was due primarily to non-cash related interest charges of approximately $5,276,000, which was comprised of:

(i)            $1,742,853 in non-cash interest charges resulting from the reduction in the conversion price of our 9% Senior Subordinated Convertible Notes originally issued in October 2004 and amended in October 2005 (the “9% Notes”), $168,768 in non-cash interest charges resulting from the reduction in warrant exercise prices under warrants issued to holders of our 9% Notes, $49,851 in non-cash interest charges resulting from the reduction in warrant exercise price of the warrant issued to Laurus Master Fund, Ltd. (“Laurus”), and $95,188 in non-cash interest charges resulting from the reduction of the exercise price on the Company’s outstanding Class A publicly-traded warrants;

(ii)           year to date non-cash interest amortization on the debt discounts of $161,734 on the Amended and Restated Secured Convertible Term Note originally issued to Laurus in November 2004 and amended in October 2005 (the “Laurus Note”), $426,365 on the 9% Notes, $150,000 on the conversion of the Secured Promissory Notes issued in October 2005 (the “Bridge Notes”), $374,839 on the Senior Notes, and $207,143 on the Junior Notes;

(iii)          the retirement of the balances on deferred financing costs of $508,940 on the 9% Notes, $526,421 on the Laurus Note, and $79,942 on the Bridge Notes, and additional deferred financing costs in the aggregate of approximately $158,000 on the Bridge Notes, the Senior Notes, and the Junior Notes; and

(iv)          $112,211 of non-cash interest converted to equity due on the Secured Promissory Notes issued in October 2005 in connection with our acquisition of ITI (the “ITI Notes”), $39,211 of non-cash interest converted to equity due on the 9% Notes, and $109,315, of non-cash interest converted to equity due on the Bridge Notes.

At our option, the interest payment of $230,186 due on June 30, 2006 on the Senior Notes was paid in kind and added to the principal portion of the Senior Notes. The aggregate interest payment of $136,932 due on June 30, 2006 on the Junior Notes was also paid in kind and added to the principal portion thereof. The increase also includes contractual interest due on notes that we entered into in January and October 2004, the Bridge Notes entered into in November 2005, and an increase in the average borrowings under our credit facility.

The following table sets forth operating expenses for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Twelve Months ended June 30,
		Dollars		Percentage of Revenues
OPERATING EXPENSES		2006	2005	2006	2005
DynTek, excluding	Selling(1)	$8,197	$8,080	10%	10%
Redrockand ITI	General & Administrative(1)	5,085	6,793	6%	9%
	Depreciation & Amortization(1)	2,266	2,807	3%	4%
	Goodwill impairment	—	12,897	—	17%
	Total	$15,548	$30,577	19%	40%
Redrock and ITI(2)	Selling(2)	4,229	3,613	5%	5%
	General & Administrative(2)	58	252	—	—
	Depreciation & Amortization(2)	385	364	—	—
	Total	$4,672	$4,229	6%	5%
	Totals	$20,220	$34,806	25%	45%

(1) Revenues from Redrock and ITI are excluded for comparative purposes

(2) Represents expenses generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, Selling, General and Administrative expenses are now combined.

Impairment of Goodwill.  At June 30, 2006, we performed our annual impairment tests of goodwill for each of our reporting units as required under SFAS 142. As a result of these tests and the analysis performed by an outside valuation specialist, we determined that the remaining amount of goodwill was reasonably valued and that no impairment charge was required for the year ended June 30, 2006.

For the year ended June 30, 2005, an impairment charge of $12,897,000 was recorded. This charge was primarily in connection with our acquisition of DMR in 2002 which was determined to be unrecoverable upon (1) receiving a definitive notice from certain of our customers that they would not renew existing contracts with us and (2) losing a key employee with significant customer relationships. These events had a material adverse impact on our ability to compete in this segment and recover our original investment and a recorded a goodwill impairment charge of $6,026,000 during the quarter ended December 31, 2004. We recorded an additional $6,837,000 during the quarter ended June 30, 2005 in connection with (1) our new management’s decision to limit our activities in the BPO segment to only fulfilling service obligations on our existing contracts and (2) reducing our expectation of future revenue with respect to a service contract that we have with the state of Virginia, as we believe that it is more likely than not that such contract will not be renewed.

We engaged an outside valuation specialist to evaluate the DynCorp Management Resources (DMR) goodwill at June 30, 2005. The results of the evaluation indicated that the fair value of the DMR reporting unit, using a discounted cash flow model, was approximately $6,000,000 less than its carrying value. In determining the impairment charge, we considered a variety of factors including the effects of increasing competition, the non-renewal of several major government services contracts, the closing of certain offices and changes in our business strategy, which is to curtail our activities in the BPO segment.

Other Income (expense).  During the year ended June 30, 2006, we recorded a net non-cash loss on the extinguishment of debt obligations in the aggregate of $13,720,000. We recorded a loss of $14,620,000 based on the difference between the fair value of the equity instruments received in connection with the execution of certain Conversion and Settlement Agreements dated as of March 8, 2006, and the conversion price per share for the ITI Notes, the 9% Notes, and the Bridge Notes wherein the note holders irrevocably cancelled their notes in exchange for shares of our common stock at a conversion rate of $0.20 per share.

During the year ended June 30, 2006, we recorded a net gain of approximately $900,000 in connection with settling trade debts of approximately $1,947,000. Settlement of these debts in one time cash payments amounted to approximately $725,000, effectuating a one-time gain of $1,222,000. Such gain was offset by a $322,000 loss on the extinguishment of the debt as we also entered into Conversion and Settlement Agreements with certain trade payable creditors to convert outstanding debt balances in the aggregate of approximately $161,000 into 804,165 shares of common stock at the conversion price of $0.20 per share based on the difference between the (a) fair value of 804,165 shares of common stock issuable to such holders for the settlement of the debt and (b) the aggregate debt of $161,000 at the conversion price of $0.20 per share.

We maintain a minority interest in Tekinsight, a full-service network infrastructure and web application services company. We assessed the value for the investment in Tekinsight and took a one-time expense of $505,043 in March 2006.

We also completed the sale of our investment in Private Label Cosmetics (PLC) for a one time gain of $75,000 during the fourth quarter of fiscal year 2006.

The Company realized a gain on the sale of these securities in the amount of $54,000 and approximately $58,000 in interest income during the year ended June 30, 2006.

We completed the transition and sale of our BPO business on June 30, 2006 and $275,000 in proceeds were included as other income.

Net loss.  Our net loss for the year ended June 30, 2006 was $28,262,000 compared to a net loss of $22,591,000 for the year ended June 30, 2005. The net loss in fiscal 2006 did not include a goodwill impairment charge compared to an impairment charge of $12,897,000 for the prior fiscal year. The net loss for fiscal 2006 also included a gain from discontinued operations of $513,000 compared to a gain in fiscal year 2005 of $1,846,000 primarily attributable to claims that we settled with transportation vendors under the Virginia non-emergency transportation service contracts.

The fiscal year 2006 net loss includes depreciation and amortization expense of $2,651,000, non-cash option expense of $275,000, interest expense of $7,296,000 (including a non-cash portion of $5,276,000), a valuation adjustment on the investment in Tekinsight of $505,000, and a $14,620,000 loss on the extinguishment of debt obligations under the ITI Notes, the 9% Notes, and the Bridge Notes; offset by a gain on extinguishment of trade payable debt of $900,000. The fiscal 2005 net loss includes depreciation and amortization expense of $3,171,000, interest expense of $2,138,000 (including a non-cash portion of approximately $899,000) and other non-operating expenses (net) of $1,141,000, which included a write-down of an investment in preferred stock of $1,104,000.

Fiscal years ended June 30, 2005 and June 30, 2004—Continuing Operations

Revenues.  For the year ended June 30, 2005, revenues increased to approximately $76,559,000 from approximately $49,947,000 during the prior year, or a 53% increase from the year ended June 30, 2004. This increase was primarily a result of increased revenues from businesses acquired in September and October 2004, which now comprise our Southwest Region. Product sales increased from $22,782,000 in fiscal 2004 to $45,490,000 in fiscal 2005. The increase resulted primarily from the increase in product sales of network communication equipment and software in the Southwest Region, and the sale of other networking and computer equipment and software in our other regions. Our services revenues increased from $27,165,000 in fiscal 2004 to $31,069,000 in fiscal 2005, resulting primarily from additional services in our Southwest Region, offset by lower business process outsourcing services and slightly lower state and local government services in our Northeast Region. The revenue mix from product and services sales was 59% and 41%, respectively, for the 2005 fiscal year, as compared to 46% and 54%, respectively, for the 2004 fiscal year.

The following table sets forth for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Twelve Months
		ended June 30,		Percentage
REVENUES		2005	2004	change	Amount
DynTek, excluding	Product	$26,313	22,782	15%	$3,531
Redrock and ITI(1)	Service	22,385	27,165	(18)%	(4,780)
	Total	48,698	49,947	(3)%	(1,249)
Redrock and ITI(2)	Product	19,177	n/a	100%	19,177
	Service	8,684	n/a	100%	8,684
	Total	27,861	n/a	100%	27,861
	Totals	$76,559	$49,947	53%	$26,612

(1) Revenues from Redrock and ITI are excluded for comparative purposes.

(2) Represents revenues generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, revenues are combined.

For our year ended June 30, 2005, 53% of our revenues were derived from commercial clients, compared to 47% from government agencies and educational institutions. This represents a significant change in customer mix from fiscal 2004 when 21% of our customers were commercial clients and 79% of our customers were government agencies and educational institutions. The change in mix reflects our decision to reduce our dependence overall on state and local government agencies and to grow our commercial business, which was primarily effected by the creation of our Southwest Region through the acquisitions of Redrock and ITI. The State of New York and its agencies accounted for 21% of our total revenues in fiscal 2005.

Gross profit.  Gross profit increased from $8,936,000 in fiscal 2004 to $13,893,000 in fiscal 2005, an increase of 55%. Gross margin increased slightly, from 17.9% to 18.1% during the same period. This increase was primarily the result of an increase in services gross margin from 19.1% in fiscal 2004 to 22.2% in fiscal 2005, partially offset by a decrease in product gross margin from 16.5% in fiscal 2004 to 15.4% in fiscal 2005. Services margin increased primarily due to an increase in the overall level of utilization with respect to in-house consultants, and a greater mix of higher-end services in the latter part of fiscal 2005. The decrease in overall product gross margin is primarily the result of having consummated several large, lower-margin product sales under contracts with certain state and local government clients. Although we have improved our service margins, and will seek opportunities to make further improvements, our product margins in particular are subject to competitive pricing pressures and fluctuate from quarter to quarter depending on the mix of products we provide. We intend to meet the challenges of aggressive price reductions and discount pricing by certain product suppliers by focusing our offerings around relatively higher margin practice areas, including security solutions, VOIP, and access infrastructure. There can be no assurance, however, that we will be able to improve profit margins and compete profitably in all areas, given the intense competition that exists in the IT industry.

Depreciation and amortization expense.  Depreciation and amortization expense increased to approximately $3,171,000 for the year ended June 30, 2005, from approximately $2,985,000 in our 2004 fiscal year. The increase is primarily due to additional amortization that we recorded as a result of having allocated a portion of the purchase consideration from business combinations that we consummated in fiscal 2005 to customer contracts.

Interest expense.  Interest expense for the year ended June 30, 2005 increased to $2,138,000, as compared to $942,000 for the year ended June 30, 2004. The increase includes contractual interest due on notes that we entered into in January and October 2004, an increase in the average borrowings under our credit facility, and the amortization of deferred financing fees and debt discounts associated with warrants and beneficial conversion features we issued with debt during the year ended June 30, 2005.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased to approximately $18,738,000 for the year ended June 30, 2005, from approximately $12,175,000 for the year ended June 30, 2004. Selling costs increased by approximately $4,568,000 due to increased selling costs on a higher revenue base, the addition of sales and business development personnel, and additional costs incurred in the integration of the Redrock and ITI businesses. General and administrative expenses increased by approximately $1,995,000, including approximately $850,000 in non-recurring severance and non-cash expenses, which comprises $448,000 resulting from the resignation of our former chief executive officer in June 2005, and $201,000 in non-cash expenses for options and warrants. As a percentage of total revenues, the aggregate selling, general and administrative expenses were 24% during fiscal 2005, which equaled the 24% in the prior fiscal year. This resulted from additional expenses that were offset proportionally on a higher revenue base for the year ended June 30, 2005.

The following table sets forth operating expenses for the periods presented from information derived from our consolidated statements of operations (in thousands):

		For the Twelve Months ended June 30,
		Dollars		Percentage of Revenues
OPERATING EXPENSES		2005	2004	2005	2004
DynTek, excluding	Selling(1)	$8,080	7,125	10%	15%
Redrock and ITI(1)	General & Administrative(1)	6,793	5,050	9%	10%
	Depreciation & Amortization(1)	2,807	2,985	4%	6%
	Goodwill impairment	12,897	11,600	17%	23%
	Total	$30,577	26,760	40%	54%
Redrock and ITI(2)	Selling(2)	3,613	n/a	5%	n/a
	General & Administrative(2)	252	n/a	—	n/a
	Depreciation & Amortization(2)	364	n/a	—	n/a
	Total	$4,229	n/a	5%	n/a
	Totals	$34,806	$26,760	45%	54%

(1) Expenses from Redrock and ITI are excluded for comparative purposes

(2) Represents expenses generated by Redrock following its acquisition on August 1, 2004 and ITI following its acquisition on October 1, 2004. Redrock and ITI operations were combined on February 11, 2005. Therefore, Selling, General and Administrative expenses are now combined.

Impairment of Goodwill.   At June 30, 2005, we performed our annual impairment tests of goodwill for each of our reporting units as required under SFAS 142. As a result of these tests, we determined that the remaining amount of goodwill recorded in connection with our acquisition of DMR in 2002 is non-recoverable. Accordingly, we recorded a $6,837,000 impairment charge during the quarter ended June 30, 2005, which together with earlier impairment charges amounts to $12,897,000 for the year ended June 30, 2005.

We recorded approximately $6,026,000 of goodwill impairment charges during the quarter ended December 31, 2004 after (1) receiving a definitive notice from certain of our customers that they would not renew existing contracts with us and (2) losing a key employee with significant customer relationships, These events had a material adverse impact on our ability to compete in this segment and recover our original investment. We recorded an additional $6,837,000 during the quarter ended June 30, 2005 in connection with (1) our new management’s decision to limit our activities in the BPO segment to only fulfilling service obligations on our existing contracts and (2) reducing our expectation of future revenue with respect to a service contract that we have with the state of Virginia, as we believe that it is more likely than not that such contract will not be renewed.

We evaluated the DMR goodwill at June 30, 2005. The results of the evaluation indicated that the fair value of the DMR reporting unit, using a discounted cash flow model, was approximately $6,000,000 less than its carrying value. In determining the impairment charge, we considered a variety of factors including the effects of increasing competition, the non-renewal of several major government services contracts, the closing of certain offices and changes in our business strategy, which is to curtail our activities in the BPO segment.

For the year-ended June 30, 2004, we recorded goodwill impairment charges in aggregate amount of $11,600,000. Our determination of the charge includes the effects of lower expected government spending and a reduction of forecasted growth rates in BPO contracts. The 2004 impairment charge includes approximately $750,000 associated with the lower BPO business and approximately $7,500,000 specifically associated with lower expected revenues under a significant services contract with the State of Virginia. Our determination of the impairment charge was made based upon a comprehensive review and comparison of the fair values to the book (carrying) values of each of the reporting units at each of the balance sheet dates.

Net loss.   Our net loss for the year ended June 30, 2005 was $22,591,000 compared to a net loss of $18,999,000 for the year ended June 30, 2004. The net loss in fiscal 2005 includes a goodwill impairment charge in the amount of $12,897,000, compared to an impairment charge of $11,600,000 for the prior fiscal year. The fiscal 2005 net loss also includes depreciation and amortization expense of $3,171,000, compared to $2,985,000 for the prior fiscal year, interest expense of $2,138,000, compared to interest expense of $942,000 for the prior fiscal year, and other non-operating expenses (net) of $1,141,000, which included a write-down of an investment in preferred stock of $1,104,000. We also had a gain of $1,846,000 from discontinued operations in fiscal 2005 primarily attributable to claims that we settled with transportation vendors under the Virginia non-emergency transportation service contracts.

Liquidity and Capital Resources

As of September 30, 2006, we had cash, cash equivalents and marketable securities of $3,750,000. We measure our liquidity in a number of ways, as summarized in the following table:

	As of September 30, 2006	As of June 30, 2006
	(Dollars in thousands)
Cash and cash equivalents	$3,750	$1,190
Working capital	$2,528	$43
Current ratio	1.38:1	1.01:1

Cash and cash equivalents generally consist of cash and money market funds. We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

We incurred a net loss of $2,584,000 for the three months ended September 30, 2006, which includes $2,371,000 of non-cash charges resulting from $693,000 of depreciation and amortization, $528,000 in non-cash stock compensation expense, and $1,150,000 in non-cash interest charges.

In October 2005, we raised gross proceeds of $2,500,000, upon issuance of the Bridge Notes to certain investors. The proceeds were used to pay acquisition debt and for working capital. Interest on unpaid principal under the Bridge Notes was 12% per annum through March 1, 2006, 14% from March 1, 2006 to April 1, 2006. In March of 2006, we entered into a Conversion and Settlement Agreement with the holders of the Bridge Notes to convert the $2,609,315 in aggregate principal and accrued interest under the Bridge Notes into shares of our common stock at a conversion price of $0.20 per share. The conversion was effective and the debt obligation cancelled in June 2006 following the effective date of our 1-for-10 reverse stock split.

In July 2005, we began making principal payments of approximately $146,000 per month on our 9% Notes due to certain investors. In October 2005, we amended a majority of 9% Notes to defer all payments of principal due under such 9% Notes until January 2007. In connection with such amendment, we reduced the conversion price of such notes from $6.50 to $2.20, and issued the 9% Note holders warrants to purchase shares of our common stock at $2.20 per share. In March 2006, we entered into Conversion and Settlement Agreements with the holders of the 9% Notes to convert $2,665,112 in aggregate principle and accrued interest into shares of our common stock at a conversion price of $0.20 per share. These agreements effected a complete settlement of the debt outstanding under the 9% Notes and the shares were issued in June 2006 following the effective date of our 1-for-10 reverse stock split.

In October 2005, we amended the Laurus Note, and deferred principal payments under the Laurus Note from December 2005 until March 2006 in return for a reduction in the exercise price of warrants issued in connection with issuance of the Laurus Note from $6.50 per share to $2.50 per share. This transaction deferred aggregate payments of $831,249 in cash otherwise due and payable prior to March 2006. We incurred a non-cash interest expense of $49,851 in connection with the reduction in the exercise price of the warrants. In March 2006, the remaining principal balance of $6,649,999 along with accrued interest of $102,198 was paid in full and the Laurus Note was cancelled.

In August 2005, we terminated our credit facility agreement with an agency of Textron Financial Corporation (“Textron”). The Textron facility provided a full notification factoring facility for up to $7,000,000 of working capital. Eligible accounts receivable expected to be collected within 90 days were purchased with recourse, with a holdback amount of 15%. Interest was charged on the outstanding balance at the prime rate plus 2.0% (8.25% at June 30, 2005). Additionally, a 0.15% discount fee was charged at the time of purchase. In August 2005, we terminated this agreement, and paid the entire balance then outstanding of approximately $4,800,000.

On August 8, 2005, we entered into a series of related agreements with New England Technology Finance, LLC (“NETF”), an affiliate of Global Technology Finance, which is a provider of structured financing solutions to technology companies that operates in partnership with Credit Suisse First Boston, CIT Group, Inc. and others, that together provided a new working capital credit facility.

The facility is comprised of two primary components: (1) an Asset Purchase and Liability Assumption Agreement (the “APLA”), under which NETF agreed to finance certain of our qualified product purchases under an arrangement that provides for us to sell accounts receivable (resulting from the sale of such products to our customers) and for NETF to assume the liability for payment to product vendors; and (2) an Asset Purchase Agreement (the “APA”), under which NETF purchased $7,500,000 of our qualified accounts receivables (services and products). The proceeds we received under the APA were used to repay in full the $4,800,000 balance on our credit line with Textron, for acquisition debt, and general corporate purposes. In addition to the accounts receivable purchased on August 8, 2005, NETF may purchase up to 80% of our additional qualified accounts receivable in the future on the same terms.

We believe that the NETF APLA facility has enabled us to more effectively manage our liquidity. The facility is structured to provide us with the flexibility of matching the timing of cash outflows for product purchases to cash amounts that we collect from our customers. The financing fee under the facility is calculated on a monthly basis depending on our gross margin on such products, and days sales outstanding, which fee we anticipate will be less than prior fees charged under our prior financing arrangement with Textron. We may also use the APA facility as a general financing arrangement for certain product and services receivables.

During fiscal year 2006, we have taken certain steps to conserve our capital resources, including the transition and sale of our BPO segment, and announcing during the first quarter of fiscal year 2006 a projected annualized reduction of our general and administrative expenses by approximately $1,600,000 from the year ended June 30, 2005. In March 2006, the company announced another $800,000 in projected annualized savings from cost reductions measures in selling and general and administrative expenses. Total G&A expenses for the year ended June 30, 2005 was approximately $7,045,000, inclusive of one-time restructuring costs of $850,000. For the twelve-month period ended June 30, 2006, G&A expenses were $5,143,000 inclusive of all one time restructuring and re-organization costs of $964,000. Thus, we believe that we met our projected G&A reduction target.

On March 8, 2006, we entered into a Securities Purchase Agreement with certain accredited investors (the “Securities Purchase Agreement”), pursuant to which we raised approximately $683,226 in net proceeds through the initial closing of a private placement of an aggregate of 3,795,700 shares of common stock at a purchase price of $0.20 per share and warrants to purchase 759,140 shares of common stock. On May 15, 2006, we effected a second and final closing of this private placement and raised $1,145,904 in gross proceeds from the sale of 5,729,520 shares of common stock at $0.20 per share and issued warrants to purchase 1,145,904 shares of common stock at an exercise price of $0.20 per share. At the second closing, Network 1 was paid a fee of $114,590 and issued a warrant to purchase 1,145,904 shares of common stock at an exercise price of $0.20 per share.

On March 8, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which we issued Senior Secured Notes in the aggregate principal amount of $6.7 million (the “Senior Notes”). The interest rate for the Senior Notes is 8% per annum if paid in cash, or 11% per annum if paid in kind, which is at our election for the first three years. Principal will be amortized over three years and payable in monthly installments beginning March 31, 2009, with the balance payable on the maturity date of March 1, 2010, and interest will be payable quarterly in arrears beginning June 30, 2006, unless we choose payment in kind option, in which case interest will be added to the principal amount of the Senior Notes during the period that we continue such election. As a condition to the purchase of Senior Notes, we issued warrants pro rata, according to each Senior Lender’s proportion of the aggregate principal amount of the Senior Notes, to purchase 19.9% of its outstanding common stock at the time of exercise, exercisable at $0.01 per share of common stock, until December 31, 2016. Proceeds from the sale of the Senior Notes were used to pay indebtedness outstanding under the Laurus Notes.

On March 8, 2006, under the Note Purchase Agreement, we also issued a Junior Secured Convertible Note to Trust A 4 - Lloyd I. Miller (the “Junior Lender” and together with the Senior Lenders, the “Lenders”) in the aggregate principal amount of $3.0 million (the “First Junior Note”). On June 15, 2006, we amended the Note Purchase Agreement to provide for, among other things, the issuance of an additional junior secured convertible promissory note to the Junior Lender in the initial principal amount of $1.0 million, on the same terms and conditions as the First Junior Note (the “Second Junior Note”).  On September 26, 2006, we entered into a Second Amendment to Note Purchase Agreement (the “Second Amendment”) with the Senior Lenders pursuant to which the Company issued an additional junior secured convertible note to the Junior Lender in the aggregate principal amount of $3,000,000 (the “Third Junior Note” and together with the First Junior Note and Second Juinior Note, the “Junior Notes”) on the same terms and conditions as were set forth in the First and Second Junior Notes. The interest rate for the Junior Notes is 10% per annum if paid in cash, or 14% per annum if paid in kind, which is at our election for the first three years. Principal will be payable at the maturity date of March 1, 2011.  Interest is payable on the First Junior Note beginning June 30, 2006, and on the Second and Third Junior Notes, respectively, beginning September 30, 2006, unless we choose the payment in kind option, in which case interest will be added to the principal amount of the Junior Notes during the period that we continue such election. The Junior Notes may be converted into shares of our common stock at any time at the election of the holder at a conversion price of $0.20 per share of common stock after giving effect to the reverse stock split. Thus, the Junior Notes are convertible into 51,408,315 shares of our common stock, assuming that interest thereon is paid in kind for the first three years.

At September 30, 2006, we had working capital of approximately $2,528,000 as a result of into the Second Amendment with the Lenders.  Proceeds from the Third Junior Note were used to fund two acquisitions and for general working capital.

On October 6, 2006, we entered into an Asset Purchase Agreement with TekConnect, Inc pursuant to Section 363 of the United States Bankruptcy Code, for substantially all of its assets.  In consideration for the Purchased Assets, the Company agreed to pay the Seller at closing a cash payment of $400,000.

On October 27, 2006, our wholly-owned subsidiary DynTek Canada, Inc., entered into an Asset Purchase Agreement with SSS and Paul Saucier whereby it agreed to purchase substantially all of the assets of SSS. In consideration for the purchased assets, we agreed to pay SSS at closing a cash payment of $1,200,000 and 1,485,148 shares of our common stock, based upon a per share value of $0.202.

Slow collections have caused the Company to incur higher fees under its accounts receivable and product financing arrangements with NETF.  The Company also recently used a portion of its cash resources to acquire TekConnect and SSS.  The Company, in its acquisition of TekConnect, assumed approximately $540,000 of pre-existing service obligations which have resulted in some increased costs.   Although the Company uses its facility with NETF to better manage the timing differences in its operating cash flows, accounts receivable due from customers under its newly acquired Canadian business are ineligible for transfer. These circumstances have caused the Company to experience additional constraints on its liquidity, which are likely to continue until such time as TekConnect and SSS are fully integrated.

Although the Company has made substantial efforts to accelerate collections under its Company wide operations, slow collection cycles, ongoing timing differences and efforts to integrate acquired businesses could cause the Company to seek additional outside financing. Although the Company believes that it has sufficient capital resources to sustain the business through September 30, 2007, there can be no assurance that unforeseen circumstances will not have a material affect on operations. These circumstances could require the Company to take a variety of measures to conserve and/or improve liquidity including curtailing operations, cutting costs, and seeking additional outside financing. The Company has not secured any commitments for new financing at this time nor can it provide assurance that any new financing will become available.

The Company believes that its strategy of streamlining the business around its core competency of providing IT solutions is enabling it to operate under a more efficient cost structure than it had in the past. The Company is also not required to make principal payments under any of its note obligations until June 2009 and its accounts receivable and product financing arrangement with NETF is providing it with timely working capital resources.

In the future, we may continue to expand the scope of our product and services offerings by pursuing acquisition candidates with complementary technologies, services or products.  Should we commence such acquisitions, we believe that we would finance the transactions with a combination of our working capital, the issuance of additional equity securities, or the issuance of additional debt instruments.    There can be no assurance, however, that we will be successful in identifying appropriate acquisition candidates or that, if appropriate candidates are identified, that we will be successful in obtaining the necessary financing to complete the acquisitions.

In the event of any additional financing, any equity financing would likely result in dilution to our existing stockholders and any debt financing may include restrictive covenants.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual Obligations
Non-Convertible Debt Obligations	7,123	—	—	7,123
Convertible Debt Obligations	7,287	—	—	7,287	—
Operating Lease Obligations	1,534	603	811	120	—
Total	$15,944	$603	$811	$14,530	$—

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of goodwill, and accounting for discontinued operations.

RevenueRecognition.   We apply the revenue recognition principles set forth under SOP 97-2 and SAB 104 with respect to all of our revenue. We adhere strictly to the criteria set forth in paragraph .08 of SOP 97-2 and outlined in SAB 104 which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the vendor’s fee is fixed or determinable, and (iv) collectability is probable. A summary of our revenue recognition policies, as they relate to our specific revenue streams, is as follows:

Computer Hardware Product Revenues

We require our hardware product sales to be supported by a written contract or other evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any.

Since our hardware sales are supported by a contract or other document that clearly indicates the terms of the transaction, and our selling price is fixed at the time the sale is consummated, we record revenue on these sales at the time in which we receive a confirmation that the goods were tendered at their destination when shipped “FOB destination,” or upon confirmation that shipment has occurred when shipped “FOB shipping point.”

Software Product Revenues

We make substantially all of our software product sales as a reseller of licenses, which may include a post contract customer support arrangement and access to product and upgrades, and enhancements that are provided exclusively by the manufacturer following delivery and the customer’s acceptance of the software product. We do not presently sell any software that we develop internally. Any responsibility for technical support and access to upgrades and enhancements to these software products are solely the responsibility of the software manufacturer, which arrangement is known to the customer at the time the sale is consummated. With respect to delivery, we require that the customer has received transfer of the software or, at a minimum, an authorization code (“key”) to permit access to the product. If a software license is delivered to the customer, but the license term has not begun, we do not record the revenue prior to inception of the license term.

We require our software product sales to be supported by a written contract or other evidence of a sale transaction, which generally consists of a customer purchase order or on-line authorization. These forms of evidence clearly indicate the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. The selling prices of these products are fixed at the time the sale is consummated.

For product sales, we apply the factors discussed in EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” in determining whether to recognize product revenues on a gross or net basis. In a substantial majority of our transactions, we (i) act as principal; (ii) take title to the products; and (iii) have the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. For these transactions, we recognize revenues based on the gross amounts billed to our customers. In certain circumstances, based on an analysis of the factors set forth in EITF 99-19, we have determined that we were acting as an agent, and therefore recognize revenues on a net basis. During the nine months ended December 31, 2005, no revenues were recognized on a net basis.

IT Services Revenue

We generally bill our customers for professional IT services based on hours of time that we spend on any given assignment at our hourly billing rates. As it relates to delivery of these services, we recognize revenue under these arrangements as the work is completed and the customer has indicated their acceptance of our services by approving a work order milestone or completion order. For certain engagements, we enter fixed bid contracts, and we recognize revenue as phases of the project are completed and accepted by our client. For our seat management services, we enter unit-price contracts (e.g., price per user for seat management), and we recognize revenue based on number of units multiplied by the agreed-upon contract unit price per month.

BPO Services Revenue

For our BPO services, which primarily included our child support service contracts in the states of Kansas and Nebraska, we provided services under a fixed price (flat monthly fee) contract, and recognized revenue as the services are provided and billed. In the state of North Carolina, we had one contract subject to revenue-sharing related to child support services. Under that contract, a fee from amounts collected was shared with the county on a percentage basis, and revenue was recognized monthly in arrears as a percentage of the total amount of collections received.

Collectability of Receivables.   A considerable amount of judgment is required to assess the ultimate realization of receivables, including assessing the probability of collection and the current credit worthiness of our clients. Probability of collection is based upon the assessment of the client’s financial condition through the review of its current financial statements or credit reports.

Goodwill.   SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (June 30th for the company) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We have recorded goodwill in connection with the company’s acquisitions, most recently the acquisitions of Redrock in September 2004 and ITI in October 2004, and recorded goodwill in the amount of $4,664,000 and $6,568,000, respectively. During fiscal year 2006, additional costs were incurred relating to the Redrock acquisition and goodwill was increased by approximately $153,000 per the separation agreement of a third owner of Redrock (see Note 8). In these instances, goodwill was determined by comparing the purchase price and related transaction costs with the fair value of the net tangible assets and liabilities acquired.

Convertible Notes.   The company accounts for conversion options embedded in convertible notes in accordance with Statement of Financial Accounting Standard (“SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a company’s Own Stock” (“EITF 00-19”). SFAS 133 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with EITF 00-19. SFAS 133 provides for an exception to this rule when convertible notes, as host instruments, are deemed to be conventional as that term is described in the implementation guidance under Appendix A to SFAS 133 and further clarified in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19. The company accounts for convertible notes (deemed conventional) in accordance with the provisions of EITF 98-5.

“Accounting for Convertible Securities with Beneficial Conversion Features,” (“EITF 98-5”), EITF 00-27 “Application of EITF 98-5 to Certain Convertible Instruments.” Accordingly, the company records, as a discount to convertible notes, the intrinsic value of such conversion options based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption.

Recent Changes in Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 150.” SFAS No. 155 (a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies that certain instruments are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that may contain an embedded derivative requiring bifurcation, (d) clarifies what may be an embedded derivative for certain concentrations of credit risk and (e) amends SFAS 140 to eliminate certain prohibitions related to derivatives on a qualifying special-purpose entity. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The Company will apply the provisions of this statement prospectively to new instruments.

In March 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 156, Accounting for Servicing of Financial Assets (SFAS No. 156). SFAS No. 156 amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 also permits servicers to subsequently measure each separate class of servicing assets and liabilities at fair value rather than at the lower of cost or market. For those companies that elect to measure their servicing assets and liabilities at fair value, SFAS No. 156 requires the difference between the carrying value and fair value at the date of adoption to be recognized as a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year in which the election is made. SFAS No. 156 is effective for the first fiscal year beginning after September 15, 2006. The Company is evaluating the potential impact, if any, that the adoption of SFAS 156 will have on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accountings Standards No. 157, Fair Value Measurements (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet completed our analysis of the impact this Interpretation will have on our financial condition, results of operations, cash flows or disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Quantitative and Qualitative Disclosures about Market Risk

Market risk associated with adverse changes in financial and commodity market prices and rates could impact our financial position, operating results or cash flows. We do not have any variable rate debt instruments and we are not exposed to market risk due to changes in interest rates such as the prime rate and LIBOR.

Our acquisition of Sensible Security Solutions, Inc. in October of 2006 significantly increases our presence in the Canadian market and creates greater exposure to foreign currency rate fluctuations.  We do not expect this exposure to be significant.

MANAGEMENT

Executive officers and directors

Our executive officers and directors and their respective ages as of January 29, 2007 are as set forth below:

Name	Age	Position(s) with DynTek, Inc.
Casper Zublin, Jr.	44	Chief Executive Officer and Director
Mark E. Ashdown	43	Chief Financial Officer
J. Michael Gullard (1)(2)	61	Director
Alan B. Howe (1)(2)	45	Director
Wade Stevenson	43	Regional Vice President of MidWest region and corporate Vice President of Business Development

(1) Member of audit committee.

(2) Member of compensation committee.

Casper Zublin, Jr. Mr. Zublin was appointed Chief Executive Officer in May 2005 and was appointed to the Board of Directors in October 2005. He joined DynTek in October 2004 as Chief Operating Officer. Previously, he served as President and CEO of Integration Technologies, Inc., which was acquired by DynTek in October 2004. From 1998 to 2000, he was President and CEO of AnySite Technologies, a business intelligence software development company, which was acquired first by Thompson Associates in April 2000, and later acquired by MapInfo Corporation in 2002. From April 2000 to March 2002, he served as President of AnySite and Executive Vice President of Thompson Associates, Inc. Mr. Zublin previously served as President of Staffing, Inc., a national staffing services firm. In senior leadership roles for several high-growth technology companies, Mr. Zublin has been a four-time winner of the Inc. 500 award, which recognizes America’s fastest-growing private companies. He is the Chairman of Talk About Curing Autism. He earned a B.A from Principia College, and an M.B.A. from the University of Chicago.

Mark E. Ashdown. Mr. Ashdown was appointed Chief Financial Officer in April 2006. Mr. Ashdown has served as DynTek’s corporate controller since May 2005. From August 2003 to May 2005 he served as the general manager for a coatings manufacturing division of Akzo Nobel, Inc., a global Fortune 500 company that sells human and animal healthcare products, chemicals and coatings, and has worldwide revenues of more than $13 billion. He joined Akzo Nobel in 1989 as the accounting manager for a division providing computer technology for the collision repair industry and served as the controller for the Orange, California coatings manufacturing operation from 1992 until his appointment as the General Manager in 2003. Mr. Ashdown has an M.B.A. from the University of Redlands and a B.S. from Brigham Young University.

J. Michael Gullard. Mr. Gullard has been a director since June 2005 and was appointed Chairman of the Board of Directors in October 2005. Mr. Gullard has been the General Partner of Cornerstone Management, a venture capital and consulting firm specializing in software and data communications companies since 1984. He currently serves as a director of JDA Software, Inc., Celeritek, Inc., Alliance Semiconductor Corporation, and Planar Systems, Inc., each publicly-held companies, and as the Chairman of Mainsoft, Inc., a privately-held company. From 1992 to 2004, he served as Chairman of NetSolve, Incorporated, a publicly-held corporation that provides IT infrastructure management services on an outsourced basis. From 1996 to 2004, Mr. Gullard also served as Chairman of Merant PLC (formerly Micro Focus Group Ltd.), a publicly-held corporation that specializes in change management software tools. Previously, Mr. Gullard held a variety of senior financial and operational management positions at Intel Corporation. Mr. Gullard holds a B.A. degree in Economics from Stanford University, and an M.B.A. from Stanford’s Graduate School of Business.

Alan B. Howe.Mr. Howe was elected to the Board of Directors in March 2006. Mr. Howe has extensive operational expertise combined with corporate finance and business development experience. Since May 2005, he has served as Vice President of Strategic and Wireless Business Development for Covad Communications, Inc. From 2001 to 2005, Mr. Howe was a principal at Broadband Initiatives, LLC, a boutique consulting and advisory firm. Previously, Mr. Howe was Chief Financial Officer and Vice President of Corporate Development of Teletrac, Inc. for six years from 1995 to 2001, raising approximately $200 million in public high yield debt, private equity and bank financing. Mr. Howe joined Teletrac from Sprint, where he was Director of Corporate Development from 1994 to 1995 and one of the initial team members that helped start Sprint PCS. Mr. Howe is a member of the Board of Directors of Alliance Semiconductor Corporation, and Crossroads Systems, Inc. Mr. Howe holds a B.A. in business administration from the University of Illinois and an M.B.A. from the Indiana University Kelley Graduate School of Business with a specialty in finance. Mr. Howe is the designated representative of Mr. Lloyd I. Miller, III.

Wade Stevenson. Mr. Stevenson was appointed Regional Vice President of DynTek’s MidWest region and corporate VP of Business Development in November 2004. He has served as Vice President of Finance and an officer of DynTek since February 2001, and served as Director of Finance for Data Systems Network Corporation, which merged with DynTek in 2000, since 1998. From 1989 to 1998, Mr. Stevenson served as Regional Vice President of Finance and held several financial management positions for Waste Management, Inc., a Fortune 500 company. Mr. Stevenson is a Certified Public Accountant in the state of Michigan. He earned a B.S. degree in accounting from the University of North Carolina.

There are no family relationships among any of our directors or executive officers. We currently have two vacancies on our Board of Directors resulting from the resignations of Robert I. Webber and Marshall Toplansky in March 2006.

Compensation of Directors

On June 13, 2006, our Board of Directors revised the amount of compensation that we pay to our non-employee directors. Effective as of March 8, 2006, the date on which we completed our recapitalization transactions, non-employee directors receive an annual retainer of $20,000. This represents and increase of $15,000 per year. No additional fees are paid for meetings attended in person or telephonically. Previously, directors received $1,500 for meetings attended in person and $500 for meetings attended telephonically. Effective July 1, 2006, each non-employee director will receive an annual stock grant for the number of shares equal to $20,000 divided by the then current market price of our common stock and an option grant to purchase 1,000,000 shares of our common stock. Previously, non-employee directors received annual option grants for 10,000 shares of our common stock each. In addition, also effective July 1, 2006, the Chairman of the Board will receive an additional $65,000 annual retainer and an annual option grant to purchase 100,000 shares of our common stock. Mr. Gullard is currently Chairman of the Board. No additional fees will be paid to members of committees of the Board. Currently our Board of Directors includes two non-employee directors. The Board will reevaluate Board compensation periodically every six months to ensure its compensation is commensurate with Board activity and considers the number of non-employee directors sitting on the Board.

During the fiscal year ended June 30, 2006, our non-employee directors, Mr. Gullard and Mr. Howe, were entitled to receive cash compensation (excluding expense reimbursement) of $82,000 and $20,000, respectively, portions of which were paid after June 30, 2006.

Each director, whether or not employed by us, will be eligible to receive nonqualified stock options and shares of restricted stock pursuant to the terms of the 2005 Stock Incentive Plan and 2006 Nonqualified Stock Option Plan, respectively, or other similar plans that may be adopted by us in the future.

On June 29, 2006, DynTek and Mr. Gullard entered into a Settlement and Release Agreement pursuant to which we agreed to issue 70,000 shares of our common stock in full satisfaction of fees owed to Mr. Gullard for services rendered as a Board member in the amount of $14,000, resulting in a per share price of $0.20.

Compensation committee interlocks and insider participation

During fiscal 2006, no member of the Compensation Committee or executive officer of DynTek served as a member of the Board of Directors or Compensation Committee of any entity that has an executive officer serving as a member of our Board of Directors or Compensation Committee.

Executive officer compensation

The following table sets forth information for the years ended June 30, 2004, 2005 and 2006 regarding the compensation of our Chief Executive Officer and each of our other most highly compensated executive officers whose total annual salary and bonus for such fiscal years were in excess of $100,000 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Salary Compensation (Cash and Non-Cash)			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other ($)	Securities Underlying Options (#)	All Other Compensation ($)*
Casper Zublin, Jr.(1)	2006	254,167	77,500	—	100,000	—
Chief Executive Officer and Chief	2005	212,500	15,000	—	8,000	—
Operating Officer	2004	—	—	—	—	—

Steven J. Ross (2)	2006	—	—	—	—	—
Chief Executive Officer	2005	440,000	135,000	25,000	132,000	10,000
and Chairman of the Board	2004	430,000	125,000	100,000	1,000	12,669

Robert I. Webber (3)	2006	191,667	65,000	77,000	100,000	12,212
President and Chief Financial Officer	2005	288,654	45,000	—	66,000	3,000
	2004	—	—	—	—	—

Mark E. Ashdown (4)	2006	134,917	5,000	—	—	—
Chief Financial Officer	2005	79,369	—	—	—	—
	2004	—	—	—	—	—

Wade Stevenson	2006	160,000	32,242	—	—	1,438
Vice President	2005	160,000	15,000	—	15,000	3,607
	2004	155,000	10,000	—	—	6,065

*                Life insurance or medical benefits.

(1)          Mr. Zublin joined DynTek in October 2004 as Chief Operating Officer. In July 2005, he received a grant of 100,000 options in connection with his appointment to Chief Executive Officer. At that time his annual base salary was voluntarily reduced to $250,000.

(2)          Mr. Ross resigned as President, Chief Executive Officer and Chairman, as of June 30, 2005, and as director as of September 30, 2005.  All previously-issued options awarded to Mr. Ross have been voluntarily cancelled.  Mr. Ross received $75,000 in consideration for the early termination of the December 10, 2001 Employment Agreement in fiscal 2004. Additionally, Mr. Ross received $25,000 for his service on the Board of Directors in each of fiscal 2004 and 2005.

(3)          Mr. Webber joined DynTek at the end of July 2004 as Chief Financial Officer. In July 2005, he received a grant of 100,000 options in connection with his appointment to President. At that time his annual base salary was reduced to $250,000. In November 2004, Mr. Webber received an option to purchase an aggregate of 66,000 shares of our common stock.  Mr. Webber resigned as President and Chief Financial Officer, as of March 31, 2006, and as director on March 8, 2006. All previously-issued options awarded to Mr. Webber have been voluntarily cancelled.  Pursuant to the Separation and General Release Agreement entered into between DynTek and Mr. Webber, dated as of March 31, 2006, Mr. Webber received a single lump-sum payment of $60,000 and 250,000 shares of restricted common stock on his resignation date in consideration of past services rendered.  Mr. Webber also received a cash payment of $17,000 for accrued vacation.

(4)          Mr. Ashdown was appointed Chief Financial Officer of DynTek in April 2006 following Mr. Webber’s resignation. Mr. Ashdown served as DynTek’s corporate controller since May 2005.  Mr. Ashdown’s annualized salary for fiscal 2006 was $150,000.

Option Grants

Option Grants During Last Fiscal Year.  The following table sets forth certain information concerning individual grants of stock options made during the fiscal year ended June 30, 2006 to each of the executive officers named in the Summary Compensation Table above.

	Options Granted	Percent of Total Options Granted to Employees in	Exercise Price	Expiration	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name	(# of Shares)	Fiscal Year	($/Share) (1)	Date	5%($)	10%($)
Robert I. Webber(3)	100,000	43%	3.00	7/13/2010	188,668	478,123
Casper Zublin, Jr.	100,000	43%	3.00	7/13/2010	188,668	478,123
Wade Stevenson	—	—	—	—	—	—
Mark E. Ashdown	—	—	—	—	—	—

(1)             The per share exercise price of all options granted is the fair market value of DynTek’s Common Stock on the date of grant.  Options have a term of 10 years and become exercisable in four equal annual installments commencing one year after the grant date.

(2)             In accordance with SEC rules, these columns show gains that could accrue for the respective options, assuming that the market price of DynTek Common Stock appreciates from the date of grant over a period of 10 years at an annualized rate of 5% and 10%, respectively.  If the stock price does not increase above the exercise price at the time of exercise, the realized value from these options will be zero.

(3)             In connection with his resignation as President and Chief Financial Officer in March 2006, Mr. Webber relinquished all options previously granted.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values.  The following table sets forth the information with respect to stock option exercises during the year ended June 30, 2006, by the executive officers named in the Summary Compensation Table above, and the number and value of securities underlying unexercised options held by such executive officers at June 30, 2006.

Aggregate Option Exercises in Fiscal 2006 and Fiscal
Year-End Option Values

	Shares Acquired Upon	Value	Number of Securities Underlying Unexercised Options At June 30, 2006 (#)		Value of Unexercised In-the- Money Options at June 30, 2005 ($) (1)
Name	Exercise(#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert I. Webber (2)	—	—	—	—	—	—
Casper Zublin, Jr. (3)	—	—	50,000	50,000	0	0
Wade Stevenson	—	—	16,225	15,000	0	0
Mark E. Ashdown	—	—	—	—	—	—

(1)          Closing price of our common stock at fiscal year-end minus the exercise price.  The fair market value of our common stock at the close of business on June 30, 2006 as reported on the OTC Bulletin Board was $0.17 per share.

(2)          In connection with his resignation as President and Chief Financial Officer in March 2006, Mr. Webber relinquished all options previously granted.

(3)          80,000 options held by Mr. Zublin were cancelled on September 30, 2005.

Employment and Change in Control Agreements

On July 13, 2005, we entered into an Employment Agreement with Robert I. Webber in connection with Mr. Webber’s appointment as President and continued employment as Chief Financial Officer of DynTek. The Employment Agreement superceded that certain Employment Agreement entered into by and between DynTek and Mr. Webber dated August 1, 2004, the term of which expired on July 31, 2005. Incident to Mr. Webber’s resignation effective as of March 31, 2006 (the “Resignation Date”), DynTek and Mr. Webber entered into a Separation and General Release Agreement dated as of March 31, 2006 (the “Separation Agreement”). The Separation Agreement provides for the mutual termination of Mr. Webber’s Employment Agreement dated August 1, 2005 (the “Employment Agreement”), continuing medical and insurance benefits for Mr. Webber and his currently insured dependents until the earlier of December 31, 2006 or such time as Mr. Webber’s medical and insurance benefits become fully effective at a subsequent employer, and a single lump-sum payment of $60,000 on the Resignation Date. In addition, on the Resignation Date, we issued to Mr. Webber 250,000 shares of our common stock.

On July 13, 2005, we entered into an employment agreement with Casper Zublin, Jr. in connection with Mr. Zublin’s appointment as our Chief Executive Officer. The employment agreement supercedes the employment agreement entered into by and between us and Mr. Zublin dated October 15, 2004, the term of which expired on June 30, 2005. The current employment agreement, which became effective on August 1, 2005, has an initial term of one year, which term is automatically renewed for successive additional one-year periods. Mr. Zublin is entitled to receive a base salary of $254,167, an annual bonus which is based upon the achievement of criteria and in amounts pursuant to a bonus plan to be established by the Compensation Committee, an option to purchase 100,000 shares of our Common Stock at $3.00 per share, vesting over two years in equal monthly installments, and participation in all of our sponsored benefit plans. In the event that Mr. Zublin’s employment is terminated without cause, he will be entitled to receive his base salary and medical and insurance benefits for 12 months, and all options granted to him would vest and become immediately exercisable. If Mr. Zublin’s employment is terminated by us within three months before or after a change in control, or if he resigns as the result of a material reduction in his duties or constructive termination following a change in control, in addition to the amounts otherwise payable, Mr. Zublin will be entitled to receive his base salary, plus annual bonus, and medical and other insurance benefits for a period of 24 months and all options granted to Mr. Zublin shall vest and become immediately exercisable.

Limitation of liability and indemnification matters

In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we also provide director and officer liability insurance to our directors and officers at our expense.

RELATED PARTY TRANSACTIONS

In October 2004, we acquired Integration Technologies, Inc., a California corporation (“ITI”). The consideration payable to the shareholders of ITI included a cash payment due July 30, 2005. As of September 19, 2005, we had not paid certain shareholders of ITI their respective portions of this payment owed, which payments are referred to as the “Acquisition Payments.”  One of these shareholders is the C.W. Zublin, Jr. Trust, the trustee of which is Casper Zublin, Jr., our current Chief Executive Officer and a director. As of such date, the balance outstanding of the Acquisition Payments was $2,574,736. To satisfy the Acquisition Payments, we issued to such ITI shareholders secured promissory notes, which are referred to as the “ITI Notes,” each bearing simple interest at a rate of 8.9% per annum in the aggregate principal amount of the Acquisition Payments.

On March 8, 2006, we entered into a Conversion and Settlement Agreement with the C.W. Zublin, Jr. Trust, pursuant to which the C.W. Zublin, Jr. Trust agreed to convert the outstanding indebtedness owed to it into shares of our common stock at a conversion rate of $0.20 per share, after giving effect to the reverse stock split. As a result of such conversion, the C.W. Zublin, Jr. Trust was issued 4,469,694 shares of common stock on June 6, 2006. The entry into the Conversion and Settlement Agreement effectuated a complete settlement on the outstanding indebtedness owed to the C.W. Zublin, Jr. Trust and provided a release of DynTek from any present or future liability with respect to such outstanding indebtedness.

On March 8, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which we issued Senior Secured Notes in the aggregate principal amount of $6.7 million (the “Senior Notes”). The interest rate for the Senior Notes is 8% per annum if paid in cash, or 11% per annum if paid in kind, which is at our election for the first three years. Principal will be amortized over three years and payable in monthly installments beginning March 31, 2009, with the balance payable on the maturity date of March 1, 2010, and interest will be payable quarterly in arrears beginning June 30, 2006, unless we choose the payment in kind option, in which case interest will be added to the principal amount of the Senior Notes during the period that we continue such election. As a condition to the purchase of Senior Notes, we issued warrants pro rata, according to each Senior Lender’s proportion of the aggregate principal amount of the Senior Notes, to purchase 19.9% of our outstanding common stock at the time of exercise, exercisable at $0.001 per share of common stock after giving effect to the reverse stock split, until December 31, 2016 (each a “Debt Financing Warrant” and collectively, the “Debt Financing Warrants”).

Under the Note Purchase Agreement, we also issued a Junior Secured Convertible Note to Trust A-4 - Lloyd I. Miller (the “Junior Lender” and together with the Senior Lenders, the “Lenders”) in the aggregate principal amount of $3.0 million (the “Junior Note”).  On June 15 and September 26, 2006, respectively, we amended the Note Purchase Agreement to effect the issuance of an additional aggregate initial principal amount of $4.0 million in junior secured convertible debt, on the same terms and conditions as the Junior Note (together with the Junior Note, the “Junior Notes”). The interest rate for the Junior Notes is 10% per annum if paid in cash, or 14% per annum if paid in kind, which is at our election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest has been payable quarterly in arrears since June 30, 2006, subject to our discretion to choose the payment in kind option, in which case interest has or will be, as applicable, added to the principal amount of the Junior Notes during the period that we continue such election. The Junior Notes may be converted into shares of our common stock at any time at the election of the holder at a conversion price of $0.20 per share. Thus, the Junior Notes issued to the Junior Lender are convertible into 51,408,315 shares of our common stock, assuming that interest thereon is paid in kind for the first three years.

In connection with the new debt financing and private placement of equity described above, on March 8, 2006, we also entered into binding agreements with Mr. Miller and SACC Partners to convert, at a conversion rate of $0.20 per shares after giving effect to the reverse stock split, approximately $2,609,314 in outstanding debt into an aggregate of 13,046,575 shares of our common stock. Accordingly, on June 6, 2006, Mr. Miller and SACC Partners were issued 6,523,287 shares of our common stock, respectively.

Except as described above, there were no transactions in which the amount involved exceeded $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest since the beginning of our fiscal year ending June 30, 2006, other than any compensation arrangements that are described under “Compensation of Directors” and “Executive Officer Compensation.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Common Stock as of January 29, 2007, by:

•                  each of our directors;

•                  each of the executive officers named in the Summary Compensation Table;

•                  all of our current directors and executive officers as a group; and

•                  each person or entity (or group of affiliated persons or entities) who is known by us to own beneficially more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Approximate Percent Owned (2) *
DIRECTORS AND NAMED EXECUTIVE OFFICERS
J. Michael Gullard (3)	1,297,647	2.2%
Wade Stevenson (4)	16,225	*
Alan B. Howe (5)	1,117,647	1.9%
Casper Zublin, Jr. (6)	4,739,112	8.1%
Mark E. Ashdown	—	*
All Executive Officers and Directors as a group (5 persons) (7)	7,170,631	11.9%

5% STOCKHOLDERS
Lloyd I. Miller III (8) 4650 Gordon Drive Naples, FL 33940	64,747,903	55.9%
Richard Smithline (9) 350 Madison Avenue New York, NY 10017	2,445,359	4.2%
Bryant R. Riley (10) 11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025	12,599,957	19.7%
Glen Ackerman 17 Cervantes Newport Beach, CA 92660	4,469,694	7.7%

*                   Less than 1%

(1)          Except as set forth in the footnotes to this table, the business address of each director and executive officer listed is c/o DynTek, Inc., 19700 Fairchild Road, Suite 350, Irvine, California 92612.

(2)          This table is based upon information supplied by officers and directors, and with respect to principal stockholders, Schedules 13D and 13G filed with the SEC.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  Applicable percentage ownership is based on 58,187,640 shares of Common Stock outstanding as of January 29, 2007.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person shares of Common Stock subject to options and warrants currently exercisable, or exercisable within 60 days of January 29, 2007, are deemed outstanding.  Except as otherwise noted, we believe that each of the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

(3)          Includes 10,000 shares of common stock issuable upon the exercise of an option at $2.50 per share and 1,100,000 shares of common stock issuable upon the exercise of options at $0.17 per share.

(4)          Consists of options to purchase 16,225 shares of common stock at exercise prices between $5.80 and $20.40 per share.

(5)          Includes 1,000,000 shares of common stock issuable upon the exercise of an option at $0.17 per share.  Mr. Howe is designated to our Board of Directors by Mr. Miller pursuant to his contractual right.

(6)            Consists of (i) 169,418 shares acquired in connection with the sale of ITI to DynTek; (ii) 100,000 shares of common stock issuable upon exercises of options at $3.00 per share; and (iii) 4,469,694 shares acquired by The C.W. Zublin, Jr. Trust pursuant to that certain Conversion and Settlement Agreement dated March 8, 2006. Mr. Zublin, Jr. may be deemed to have shared voting and dispositive power for all such shares held of record by The C.W. Zublin, Jr. Trust.

(7)         Includes 2,126,225 shares subject to options exercisable within 60 days after January 29, 2007.

(8)         Comprised of (i) 35,463,048 shares beneficially owned of record by Lloyd I. Miller Trust A-4 (which total includes a warrant to purchase 48,077 shares, and 35,000,000 shares that can be acquired upon the conversion of the Junior Secured Convertible Promissory Notes (provided, however, that if we elect to pay the interest under the Junior Notes in kind for the first three years rather than in cash, the aggregate number of shares issuable upon conversion of the Junior Notes will be 51,408,315)); (ii) 298,104 shares beneficially owned of record by Milfam II L.P. (which total includes a warrant to purchase 48,076 shares); and (iii) 28,986,751 shares beneficially owned of record by Mr. Miller directly (which total includes (A) a warrant to purchase 50,000 shares, (B) a warrant to purchase 15.81% of the total number of shares outstanding on the date of exercise calculated on a fully-diluted basis, which would equal 22,413,464 shares if such warrant were exercised as of January 29, 2007, and (C) 6,523,287 shares of common stock issued pursuant to the terms of that certain Conversion and Settlement Agreement dated March 8, 2006 converting a promissory note at a conversion rate of $0.20). Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Lloyd I. Miller Trust A-4. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P.

(9)          Based on a Schedule 13G/A filed with the SEC on July 31, 2006.  Comprised of 2,139,788 shares of common stock held by CAMOFI Master LDC (“CAMOFI”), of which Mr. Smithline is a director; and 305,571 shares of Common Stock underlying warrants held by CAMOFI.

(10)       Comprised of (i) 144,240 shares owned by SACC Partners LP; (ii) 48,076 shares owned by B.Riley & Co., Inc.; (iii) 36,057 shares issuable upon the exercise of a warrant held by SACC Partners LP; (iv) a warrant to purchase 50,000 shares issuable upon the exercise of a warrant held by SACC Partners LP; (v) a warrant held by SACC Partners LP to purchase 4.09% of the total number of shares outstanding on the date of exercise (calculated on a fully-diluted basis), which would equal 5,798,297 shares if such warrant were exercised as of January 29, 2007; and (vi) 6,523,287 shares of common stock issued to SACC Partners LP pursuant to the terms of that certain Conversion and Settlement Agreement dated March 8, 2006 converting a promissory note at a conversion rate of $0.20. Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC Partners LP and B. Riley & Co., Inc.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of up to 115,965,615 shares of our common stock which may be offered from time to time by the selling stockholders identified in this prospectus for their own account. Of the 115,965,615 shares covered hereby:

(i) 46,337,520 are outstanding upon the effective date of the registration statement to which this prospectus relates, of which (A) 36,812,299 shares were acquired pursuant to certain privately-negotiated binding settlement agreements dated as of March 8, 2006, entered into with certain of our various secured and unsecured creditors holding an aggregate of approximately $7.47 million of indebtedness at a conversion price of $0.20 per share, and (B) 9,525,221 shares were acquired by certain accredited investors in private placements of equity securities on March 8, 2006 and May 15, 2006, respectively;

(ii) up to 33,204,159 shares are issuable upon the exercise of warrants held by certain of the selling stockholders, of which (A) 1,082,311 shares are issuable upon the exercise of certain warrants originally issued on October 15, 2004 in connection with the Company’s private placement of 9% senior subordinated convertible notes to certain accredited investors, which warrants were subsequently amended on October 26, 2005, (B) 100,000 shares are issuable upon the exercise of certain warrants issued on October 26, 2005 in connection with the Company’s private placement of secured promissory notes to two accredited investors, (C) 28,211,761 shares are issuable upon the exercise of certain warrants issued on March 8, 2006 in connection with the Company’s private placement of senior secured notes to two accredited investors, which warrants are exercisable into an aggregate of 19.9% of our outstanding common stock at the time of their exercise, calculated on a fully-diluted basis; and (D) 3,810,087 shares are issuable upon the exercise of certain warrants issued on March 8, 2006 and May 15, 2006, respectively, in connection with the private placement of equity securities to certain accredited investors;

(iii) up to 6,210,986 shares are issuable as a result of anti-dilution protection in certain of the warrants held by the selling stockholders, including those certain warrants exercisable into an aggregate of 19.9% of our outstanding common stock at the time of their exercise, calculated on a fully-diluted basis, and

(iv) up to 30,212,950 shares are issuable upon the conversion of three convertible notes held by a certain selling stockholder (assuming we elect to pay interest thereon in kind rather than in cash for the first three years), which notes were acquired in private placements on March 8 and June 15, 2006, respectively.

For purposes of this prospectus, the number of shares of common stock covered by this prospectus and issuable upon exercise of the warrants is calculated as if such warrants were exercised on January 29, 2007.

The table below identifies the selling stockholders and shows the number of shares of common stock beneficially owned by each of the selling stockholders before and after this offering, and the numbers of shares offered for resale by each of the selling stockholders. Our registration of these shares does not necessarily mean that any selling stockholder will sell all or any of their shares of common stock. However, the “Shares Beneficially Owned After Offering” columns in the table assume that all shares covered by this prospectus will be sold by the selling stockholders and than no additional shares of common stock will be bought or sold by any selling stockholders. No estimate can be given as to the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and, to our knowledge, there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares.

The following table sets forth the name of each selling stockholder, an if applicable, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder’s account, the amount being offered for the stockholder’s account and the amount to be owned by such stockholders after completion of the offering.

	Shares Beneficially Owned Prior to Offering			Shares Being		Shares Beneficially Owned After Offering(1)
Beneficial Owner	Shares		%	Offered		Shares	%

Glen Ackerman	4,469,694		7.7	4,469,694		0	*
Lisa Ackerman	1,276,976		2.2	1,276,976		0	*
Casper Zublin, Jr.	4,739,112		8.1	4,469,694	(2)	269,418	*
CAMOFI Master LDC	3,082,961		5.3	2,794,501	(3)	288,460	*
Centrecourt Asset Management LLC	235,486		*	235,486	(4)	0	*
RHP Master Fund, Ltd.	509,736		*	509,736	(5)	0	*
Alpha Capital AG (LH Financial)	623,831		1.1	623,831	(6)	0	*
Alki Fund, Ltd.	521,131		*	521,131	(7)	0	*
Alki Partners, L.P.	611,763		1.1	611,763	(8)	0	*
Bridges & PIPES, LLC	1,132,894		1.9	1,132,894	(9)	0	*
Sunrise Equity Partners, L.P.	582,679		1.0	582,679	(10)	0	*
TCMP3 Partners	679,736		1.2	679,736	(11)	0	*
Bushido Capital Master Fund L.P.	1,132,894		1.9	1,132,894	(12)	0	*
Gamma Opportunity Capital Partners	1,132,894		1.9	1,132,894	(13)	0	*
DKR Soundshore Oasis Holdings	1,132,894		1.9	1,132,894	(14)	0	*
Sands Brothers Venture Capital LLC	160,418		*	160,418	(15)	0	*
Sands Brothers Venture Capital III LLC	1,122,925		1.9	1,122,925	(16)	0	*
Sands Brothers Venture Capital IV LLC	320,835		*	320,835	(17)	0	*
Cranshire Capital, L.P.	1,132,894		1.9	1,132,894	(18)	0	*
Lloyd I. Miller, III	33,921,208	(19a)	39.6	33,921,208	(19b)	0	*
Lloyd I. Miller Trust A-4	30,261,027	(20a)	34.2	30,212,950	(20b)	48,077	*
SACC Partners LP	13,828,410	(21a)	21.2	13,648,113	(21b)	180,297	*
Steve Ross	366,665		*	366,665		0	*
Robert I. Webber	316,000		*	250,000		66,000	*
J. Michael Gullard	1,297,647		2.2	70,000		1,227,640	2.1
Marshall Toplansky	117,500		*	117,500		0	*
Dr. Donald E. Adams	1,620,000		2.8	1,620,000	(22)	0	*
Ardinger Family Partnership	246,000		*	246,000	(23)	0	*
Mary Ardinger	77,700		*	77,700	(24)	0	*
Michael Assante	160,200		*	160,200	(25)	0	*
Dr. Ari Ben Yishay	197,400		*	197,400	(26)	0	*
Bordier et Cie Banquiers Prives	90,000		*	90,000	(27)	0	*
Stanely and Suzanne Dorf	51,000		*	51,000	(28)	0	*
H.T. Ardinger & Sons	600,000		1.0	600,000	(29)	0	*
Robert Montalbine	60,000		*	60,000	(30)	0	*
Dr. Dave and Victoria Ruggieri	2,223,000		3.8	2,223,000	(31)	0	*
Dr. Jonathan Schaffer	84,600		*	84,600	(32)	0	*
Hans-Ulrich Schenk	179,940		*	179,940	(33)	0	*
A. Starke Taylor	171,000		*	171,000	(34)	0	*
Dr. Roy Vingan	180,000		*	180,000	(35)	0	*
Herbert Welch	27,000		*	27,000	(36)		*
Markus Winzenreid	135,600		*	135,600	(37)	0	*
Barclay Armitage	450,000		*	450,000	(38)	0	*
Daniel Balestra	310,500		*	310,500	(39)	0	*
Martin Becker	150,000		*	150,000	(40)	0	*
Joseph Betti	150,000		*	150,000	(41)	0	*
David B. Brode	300,000		*	300,000	(42)	0	*
Frederick Carney	120,000		*	120,000	(43)	0	*
Gregory and Susan Cocke	40,200		*	40,200	(44)	0	*
Richard Cohen	600,000		1.0	600,000	(45)	0	*
Jerry and Harriet Dorf	36,000		*	36,000	(46)	0	*
William Filon	60,000		*	60,000	(47)	0	*
Randolph Getchis	180,000		*	180,000	(48)	0	*
Mark and Tatyna Grinbaum	150,000		*	150,000	(49)	0	*

William Heim	150,000	*	150,000	(50)	0	*
William Heming	468,013	*	468,013	(51)	0	*
Roland Humbel	60,000	*	60,000	(52)	0	*
Harold Inskip	78,000	*	78,000	(53)	0	*
Stanley Katz	300,000	*	300,000	(54)	0	*
Chris King	81,624	*	81,624	(55)	0	*
Alex Lisyansky	120,000	*	120,000	(56)	0	*
Joel and Susan Mair	60,000	*	60,000	(57)	0	*
Tim McNamee	181,800	*	181,800	(58)	0	*
Garland Miller	72,000	*	72,000	(59)	0	*
Network 1 Financial Services	190,504	*	190,504	(60)	0	*
Arthur and Meryl G. Roschwalb	108,600	*	108,600	(61)	0	*
Michael Rosenbaum	540,000	*	540,000	(62)	0	*
Joseph and Pilar Serrano	36,600	*	36,600	(63)	0	*
Leon Somerall	120,000	*	120,000	(64)	0	*
Dr. William Sperling	60,000	*	60,000	(65)	0	*
Corky Steiner	450,000	*	450,000	(66)	0	*
Richard Steiner	450,000	*	450,000	(67)	0	*
Damon D. Testaverde	936,026	1.6	936,026	(68)	0	*
Steven Valko	150,000	*	150,000	(69)	0	*
Ricardo Vega	72,000	*	72,000	(70)	0	*

*Less than 1%

(1)           Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and is not necessarily indicative of beneficial ownership for any other purpose. Applicable percentage ownership is based on 58,187,640 shares of common stock outstanding as of January 29, 2007. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants and convertible promissory notes exercisable within 60 days of January 29, 2007 are deemed to be outstanding. Except as otherwise noted, we believe that each of the stockholders named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. The information with respect to beneficial ownership is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by selling stockholders or based upon our actual knowledge.

(2)           These shares are held by The C.W. Zublin, Jr. Trust, the trustee of which is Casper Zublin, Jr., our current Chief Executive Officer and a director.

(3)           Includes 305,570 shares of common stock issuable upon exercise of warrants.

(4)           Includes 235,486 shares of common stock issuable upon exercise of warrants.

(5)           Includes 39,239 shares of common stock issuable upon exercise of warrants.

(6)           Includes 50,345 shares of common stock issuable upon exercise of warrants.

(7)           Includes 23,345 shares of common stock issuable upon exercise of warrants.

(8)           Includes 27,405 shares of common stock issuable upon exercise of warrants.

(9)           Includes 50,751 shares of common stock issuable upon exercise of warrants.

(10)         Includes 44,854 shares of common stock issuable upon exercise of warrants.

(11)         Includes 30,450 shares of common stock issuable upon exercise of warrants.

(12)         Includes 50,751 shares of common stock issuable upon exercise of warrants.

(13)         Includes 50,751 shares of common stock issuable upon exercise of warrants.

(14)         Includes 50,751 shares of common stock issuable upon exercise of warrants.

(15)         Includes 7,186 shares of common stock issuable upon exercise of warrants.

(16)         Includes 50,304 shares of common stock issuable upon exercise of warrants.

(17)         Includes 14,372 shares of common stock issuable upon exercise of warrants.

(18)         Includes 50,751 shares of common stock issuable upon exercise of warrants.

(19a)       For the shares beneficially owned prior to the offering, we have included without limitation, an aggregate of 4,934,457 shares which are reasonably estimated to be issuable as a result of anti-dilution protection in that certain warrant to purchase 15.81% of the total number of shares outstanding on the date of exercise, calculated on a fully-diluted basis. However, excluding such payment in kind shares and anti-dilution shares, Mr. Miller’s beneficial ownership would otherwise be 28,986,751 shares as of January 29, 2007. See Footnote 8 to the “Security Ownership of Certain Beneficial Owners and Management” beginning on pg. 39 of this prospectus.

(19b)       Includes 27,397,921 shares of common stock issuable upon exercise of warrants, 4,934,457 shares of which are issuable as a result of anti-dilution protection in that certain warrant to purchase 15.81% of the total number of shares outstanding on the date of exercise calculated on a fully-diluted basis.

(20a)       For the shares beneficially owned prior to the offering, we have included without limitation, an aggregate of 30,212,950 shares issuable upon conversion of two junior secured convertible promissory notes (the “Junior Notes”), which number includes 10,212,950 additional shares to be issued if we elect to pay interest on the Junior Notes in kind rather than in cash for the first three years. See Footnote 8 to the “Security Ownership of Certain Beneficial Owners and Management.”

(20b)       Includes 30,212,950 shares of common stock issuable upon conversion of the Junior Notes, which assumes that we will elect to pay interest on the Junior Notes in kind rather than in cash for the first three years.

(21a)       For the shares beneficially owned prior to the offering, we have included 1,276,529 shares which are reasonably estimated to be issuable as a result of anti-dilution protection in that certain warrant to purchase 4.09% of the total number of shares outstanding on the date of exercise, calculated on a fully-diluted basis. However, for beneficial ownership excluding such anti-dilution shares, as of January 29, 2007, see Footnote 10 to “Security Ownership of Certain Beneficial Owners and Management.”

(21b)       The shares being offered pursuant to this prospectus include 7,124,826 shares of common stock issuable upon exercise of warrants, 1,276,529 shares of which are issuable as a result of anti-dilution protection in that certain warrant to purchase 4.09% of the total number of shares outstanding on the date of exercise calculated on a fully-diluted basis.

(22)         Includes 270,000 shares of common stock issuable upon exercise of warrants.

(23)         Includes 41,000 shares of common stock issuable upon exercise of warrants.

(24)         Includes 12,950 shares of common stock issuable upon exercise of warrants.

(25)         Includes 26,700 shares of common stock issuable upon exercise of warrants.

(26)         Includes 32,900 shares of common stock issuable upon exercise of warrants.

(27)         Includes 15,000 shares of common stock issuable upon exercise of warrants.

(28)         Includes 8,500 shares of common stock issuable upon exercise of warrants.

(29)         Includes 100,000 shares of common stock issuable upon exercise of warrants.

(30)         Includes 10,000 shares of common stock issuable upon exercise of warrants.

(31)         Includes 370,500 shares of common stock issuable upon exercise of warrants.

(32)         Includes 14,100 shares of common stock issuable upon exercise of warrants.

(33)         Includes 29,990 shares of common stock issuable upon exercise of warrants.

(34)         Includes 28,500 shares of common stock issuable upon exercise of warrants.

(35)         Includes 30,000 shares of common stock issuable upon exercise of warrants.

(36)         Includes 4,500 shares of common stock issuable upon exercise of warrants.

(37)         Includes 22,600 shares of common stock issuable upon exercise of warrants.

(38)         Includes 75,000 shares of common stock issuable upon exercise of warrants.

(39)         Includes 310,500 shares of common stock issuable upon exercise of warrants.

(40)         Includes 25,000 shares of common stock issuable upon exercise of warrants.

(41)         Includes 25,000 shares of common stock issuable upon exercise of warrants.

(42)         Includes 50,000 shares of common stock issuable upon exercise of warrants.

(43)         Includes 20,000 shares of common stock issuable upon exercise of warrants.

(44)         Includes 6,700 shares of common stock issuable upon exercise of warrants.

(45)         Includes 100,000 shares of common stock issuable upon exercise of warrants.

(46)         Includes 6,000 shares of common stock issuable upon exercise of warrants.

(47)         Includes 10,000 shares of common stock issuable upon exercise of warrants.

(48)         Includes 30,000 shares of common stock issuable upon exercise of warrants.

(49)         Includes 25,000 shares of common stock issuable upon exercise of warrants.

(50)         Includes 25,000 shares of common stock issuable upon exercise of warrants.

(51)         Includes 468,013 shares of common stock issuable upon exercise of warrants.

(52)         Includes 10,000 shares of common stock issuable upon exercise of warrants.

(53)         Includes 13,000 shares of common stock issuable upon exercise of warrants.

(54)         Includes 50,000 shares of common stock issuable upon exercise of warrants.

(55)         Includes 13,604 shares of common stock issuable upon exercise of warrants.

(56)         Includes 20,000 shares of common stock issuable upon exercise of warrants.

(57)         Includes 10,000 shares of common stock issuable upon exercise of warrants.

(58)         Includes 30,300 shares of common stock issuable upon exercise of warrants.

(59)         Includes 12,000 shares of common stock issuable upon exercise of warrants.

(60)         Includes 190,504 shares of common stock issuable upon exercise of warrants.

(61)         Includes 18,100 shares of common stock issuable upon exercise of warrants.

(62)         Includes 90,000 shares of common stock issuable upon exercise of warrants.

(63)         Includes 6,100 shares of common stock issuable upon exercise of warrants.

(64)         Includes 20,000 shares of common stock issuable upon exercise of warrants.

(65)         Includes 10,000 shares of common stock issuable upon exercise of warrants.

(66)         Includes 75,000 shares of common stock issuable upon exercise of warrants.

(67)         Includes 75,000 shares of common stock issuable upon exercise of warrants.

(68)         Includes 936,026 shares of common stock issuable upon exercise of warrants.

(69)         Includes 25,000 shares of common stock issuable upon exercise of warrants.

(70)         Includes 12,000 shares of common stock issuable upon exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

This section summarizes our authorized and outstanding securities and certain of the provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws.

Description of capital stock

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, respectively. A copy of our Amended and Restated Certificate of Incorporation, as amended, was filed as exhibit 3.1 to our Registration Statement on Form S-1 (File No. 333-135056) filed with the Securities and Exchange Commission on June 16, 2006. A copy of our Amended and Restated Bylaws has been filed with the Securities and Exchange Commission as an exhibit to our Current Report on Form 8-K, filed January 7, 2002.

General background

Our authorized capital stock currently consists of 450 million shares of common stock, $0.0001 par value, and 10 million shares of preferred stock, $0.0001 par value. Of our authorized preferred stock, 7.5 million shares have been designated as Series A Convertible Preferred Stock.

As of January 29, 2007, we had issued and outstanding 58,187,640 shares of common stock, held by approximately 198 stockholders of record. In addition, as of January 29, 2007, we had outstanding options to acquire 11,227,064 shares of common stock, outstanding warrants to acquire 34,629,556 shares of common stock and convertible debt convertible into 37,723,382 shares of common stock. The numbers set forth above have been adjusted to account for any anti-dilution adjustments that would result from the offering. We have no shares of Series A Convertible Preferred Stock outstanding.

Amendments to Certificate of Incorporation and Reverse Stock Split

At our annual meeting of stockholders on December 13, 2005, the stockholders approved the following amendments to our certificate of incorporation:

•      an amendment to our Second Amended and Restated Certificate of Incorporation, which was implemented on December 14, 2005, to increase the authorized number of shares of our capital stock from 160 million shares to 460 million shares, and increase the authorized number of shares of our common stock from 150 million shares to 450 million shares; and

•      authorization for the board of directors to amend our Second Amended and Restated Certificate of Incorporation to effect a reverse stock split of our outstanding common stock by a ratio of 1-for-10, which was effected on June 5, 2006.

Upon implementation of the reverse stock split, each issued share of common stock outstanding immediately prior to the effective time of the reverse split, including any treasury shares, was automatically converted into one-tenth of a share of common stock.

Proportional adjustments were also made to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants. Because the reverse split applied to all issued shares of common stock, the reverse split did not alter the relative rights and preferences of existing stockholders and did not affect the number of authorized but unissued shares of our common stock.

On December 14, 2006, at our Annual Meeting of Stockholders, the Company’s stockholders voted to approve an amendment to the Company’s Second Amended and Restated Certificate of Incorporation giving the Board of Directors the authority to effect a reverse stock split of the Company’s outstanding common stock by a ratio of 1-for-20 at any time prior to the date of the Company’s 2007 Annual Meeting of Stockholders.

The Board has not yet implemented the 1-for-20 reverse stock split.  If and when it does, each issued share of common stock outstanding immediately prior to the effective time of the reverse split, including any treasury shares, will be automatically converted into one-twentieth of a share of common stock.

Proportional adjustments would also be made to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants.  Because the 1-for-20 reverse split would apply to all issued shares of common stock, the reverse split would not alter the relative rights and preferences of existing stockholders, and it would not affect the number of authorized but unissued shares of our common stock.

Common stock

Except as required by law, holders of our common stock are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights.

Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon any liquidation, dissolution, or winding up of DynTek, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Our common stock is not currently traded on any securities exchange and instead is quoted on the Over-the-Counter, or OTC, Bulletin Board under the symbol “DYNK.”

Preferred stock

Our board of directors is authorized without further stockholder approval to issue from time to time up to an aggregate of 10 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders. Of our authorized preferred stock, 7.5 million shares have been designated as Series A Convertible Preferred Stock, none of which is issued and outstanding.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of DynTek without further action by the stockholders and may adversely affect the market price of and voting, economic and other rights of, holders of our common stock.

Warrants

On October 26, 2005, we issued Amended and Restated Warrants to holders of 9% Subordinated Convertible Notes (the “Amended and Restated 9% Warrants”), which Amended and Restated 9% Warrants amended the original warrants dated October 15, 2004, issued to such holders. As a result of anti-dilution protection, the Amended and Restated 9% Warrants are exercisable into an aggregate of 1,082,311 shares of our common stock at an exercise price of $0.01 per share, subject to further adjustment  to the exercise price in the event of certain occurrences, including without limitation, a stock split, merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all the assets of DynTek, or other change in our capital structure, or in the event we sell or issue shares of our common stock for a consideration per share less than then current exercise price.

On October 26, 2005, we issued warrants to purchase shares of our common stock to Lloyd I. Miller, III and SACC Partners, L.P. (the “Bridge Warrants”). The Bridge Warrants are exercisable for an aggregate 100,000 shares of our common stock at an exercise price equal to $0.01 per share, subject to further adjustment  to the exercise price in the event of certain occurrences, including without limitation, a stock split, merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all the assets of DynTek, or other change in our capital structure, or in the event we sell or issue shares of our common stock for a consideration per share less than then current exercise price. The Bridge Warrants expire on October 26, 2015.

On March 8, 2006, we entered into a Securities Purchase Agreement with certain accredited investors (the “Securities Purchase Agreement”), pursuant to which we raised approximately $683,226 in net proceeds through the initial closing of a private placement of an aggregate of 3,795,700 shares of common stock at a purchase price of $0.20 per share and five-year warrants to purchase 759,140 shares of common stock, at an exercise price of $0.20 per share, subject to further adjustment  to the exercise price in the event of certain occurrences, including without limitation, a stock split, merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all the assets of DynTek, or other change in our capital structure, or in the event we sell or issue shares of our common stock for a consideration per share less than then current exercise price (each an “Investor Warrant” and collectively, the “Investor Warrants”). On May 15, 2006, we effected a second and final closing of this private placement and raised $1,145,904 in gross proceeds from the sale of 5,729,520 shares of common stock at $0.20 per share and issued five-year Investor Warrants to purchase 1,145,904 shares of common stock at an exercise price of $0.20 per share. Network 1 Financial Securities, Inc. (“Network 1”) acted as the placement agent for such financing and was paid an aggregate fee for both closings of $190,504 and issued a warrant to purchase 1,905,044 shares of common stock at an exercise price of $0.20 per share (the “Placement Agent Warrant” and together with the Investor Warrants, the “PIPE Warrants”). The PIPE Warrants are exercisable until March 8, 2011 and May 15, 2011, as the case may be.

On March 8, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which we issued Senior Secured Notes in the aggregate principal amount of $6.7 million (the “Senior Notes”), as described elsewhere in this prospectus. As a condition to the purchase of Senior Notes, we issued warrants pro rata, according to each Senior Lender’s proportion of the aggregate principal amount of the Senior Notes, to purchase 19.9% of its outstanding common stock at the time of exercise, calculated on a fully-diluted basis, exercisable at $0.001 per share of common stock after giving effect to the reverse stock split, until December 31, 2016 (each a “Debt Financing Warrant” and collectively, the “Debt Financing Warrants”).

The share of common stock issuable upon the exercise of the Amended and Restated 9% Warrants, Bridge Warrants, PIPE Warrants and Debt Financing Warrants are all being registered as part of this registration statement.

Anti-takeover effects of provisions of Delaware law and our Charter and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws may make it more difficult to acquire control of us by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our stock. These provisions are intended to:

•      enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•      discourage certain types of transactions which may involve an actual or threatened change in control of DynTek;

•      discourage certain tactics that may be used in proxy fights;

•      encourage persons seeking to acquire control of DynTek to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•      reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of DynTek or that is otherwise unfair to our stockholders.

Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by the chairman or vice chairman of the board of directors, the president or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of DynTek by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares outstanding and entitled to vote is required to amend a corporation’s certificate of incorporation. Our bylaws may be amended generally by the affirmative vote of a majority of the shares entitled to vote thereon or by the act of a majority of our directors, except that certain specified transactions such as a merger, sale or liquidation, any amendment to our Certificate of Incorporation or bylaws, or the incurrence of indebtedness or certain investments in excess of $5 million require the approval of 80% of the members of our board of directors.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to DynTek and, accordingly, may discourage attempts to acquire DynTek.

Applicability of California corporate law

Although we are incorporated in Delaware, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115. Since we are traded on the Over-the-Counter Bulletin Board, we are subject to the provisions of Section 2115. The key provision of California corporate law that may apply to us is the right of our stockholders to cumulate votes in the election of directors.

In May 2005, the Delaware Supreme Court in Vantage Point Venture Partners 1996 v. Examen, Inc. held that Section 2115 violates the internal affairs doctrine and thus does not apply to Delaware corporations. If followed by California courts, this ruling would mean that the cumulative voting requirements and other sections of the California Corporations Code do not apply to us. We are currently evaluating the impact of the Delaware Supreme Court’s decision on us.

Indemnification of Directors and Officers

The Delaware General Corporation Law, or DGCL, permits a corporation to indemnify its current and former directors and officers against expenses, judgments, fines and amounts paid in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful.

The DGCL permits a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merits or otherwise, in defense of any proceeding brought against such person by virtue of the fact that such person is or was an officer or director of the corporation. In addition, the DGCL permits the advancement of expenses relating to the defense of any proceeding to directors and officers contingent upon the person’s commitment to repay advances for expenses against such person is not ultimately entitled to be indemnified.

The DGCL provides that the indemnification provisions contained in the DGCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of a corporation’s by-laws, by any agreement, by any vote of stockholders or disinterested directors or otherwise. Furthermore, the DGCL provides that a corporation may maintain insurance, at its expense, to protect its directors and officers against any expense, liability or loss, regardless of whether the corporation has the power to indemnify such persons under the DGCL.

Our Certificate of Incorporation provides that, to the extent permitted by the DGCL, we will indemnify our current and former directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were one of our officers or directors. However, we will not be required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless we authorized that director or officer to commence the action, suit or proceeding. Our Certificate of Incorporation also provides that we shall advance expenses incurred by any person we are obligated to indemnify, upon presentation of appropriate documentation.

Furthermore, our Bylaws provide that we may purchase and maintain insurance on behalf of our directors and officers against any liability, expense or loss, whether or not we would otherwise have the power to indemnify such person under our Certificate of Incorporation or the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers, we have been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•      ordinary brokerage transactions and transactions in which the broker dealer solicits investors;

•      block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker dealer as principal and resale by the broker dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      to cover short sales make after the date this Registration Statement is declared effective by the Securities and Exchange Commission;

•      broker dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•      a combination of any such methods of sale; and

•      any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Selected legal matters with respect to the validity of the securities offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Our financial statements as of and for the years ended June 30, 2004, 2005 and 2006, included in this prospectus have been audited by Marcum & Kliegman LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this prospectus, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and its exhibits and schedules for further information relating to DynTek and our common stock.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.

DYNTEK, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Annual Financial Statements

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of June 30, 2006 and 2005
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2006, 2005 and 2004
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended June 30, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004
Notes to Consolidated Financial Statements

Unaudited Interim Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2006 (unaudited) and June 30, 2006
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited) - For the Three Months Ended September 30, 2006 and September 30, 2005
Condensed Consolidated Statements of Cash Flows (unaudited) - For the Three Months Ended September 30, 2006 and September 30, 2005
Notes to Condensed Consolidated Financial Statements (unaudited)

See notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Dyntek, Inc. and Subsidiaries (the “Company”) as of June 30, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2006.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dyntek, Inc. and Subsidiaries, at June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006 in conformity with generally accepted accounting principles (United States).

Marcum & Kliegman LLP
New York, New York
October 10, 2006

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	June 30, 2006	June 30, 2005
ASSETS
CURRENT ASSETS:
Cash	$546	$963
Cash—Restricted	644	334
Accounts receivable, net	1,881	17,894
Due from NETF	2,817	—
Inventory	193	1,666
Prepaid expenses and other current assets	101	75
Other receivables	118	125
TOTAL CURRENT ASSETS	6,300	21,057
RESTRICTED CASH—non current portion	559	231
PROPERTY AND EQUIPMENT, net	763	959
GOODWILL	18,767	18,579
ACQUIRED CUSTOMER LISTS, net	2,722	4,637
DEFERRED FINANCING COSTS, net	304	1,002
DEPOSITS AND OTHER ASSETS	273	871
	$29,688	$47,336
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Cash overdraft	$168	$1,274
Accounts payable	2,090	8,937
Line of credit	—	4,697
Acquisition indebtedness	—	3,676
Accrued expenses	2,705	2,564
Deferred revenue	1,036	996
Notes payable-accrued interest	—	184
Notes payable-current portion	—	3,621
Liabilities of discontinued operations	258	329
TOTAL CURRENT LIABILITIES	6,257	26,278
DEFERRED REVENUE—non current portion	529	588
ACQUISITION INDEBTEDNESS—non current portion	—	644
NOTES PAYABLE—non current portion	2,021	6,371
TOTAL LIABILITIES	8,807	33,881
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, $.0001 par value, 10,000,000 shares authorized; 0 and 583,124 shares issued and outstanding as of June 30, 2006 and June 30, 2005, respectively	—	1
Class A Common stock, $.0001 par value, 450,000,000 shares authorized; 55,180,586 and 7,542,676 shares issued and outstanding as of June 30, 2006 and June 30, 2005, respectively	6	1
Additional paid-in capital	146,783	109,555
Common stock to be issued in connection with acquisition (428,000 shares)	—	1,544
Accumulated deficit	(125,908)	(97,646)
TOTAL STOCKHOLDERS’ EQUITY	20,881	13,455
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$29,688	$47,336

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Years Ended June 30,
	2006	2005	2004
REVENUES
Product Revenues	$56,459	$45,490	$22,782
Service Revenues	24,372	31,069	27,165
TOTAL REVENUES	80,831	76,559	49,947
COST OF REVENUES
Cost of Products	49,972	38,499	19,031
Cost of Services	18,271	24,167	21,980
TOTAL COST OF REVENUES	68,243	62,666	41,011
GROSS PROFIT	12,588	13,893	8,936
OPERATING EXPENSES:
Selling	12,426	11,693	7,125
General and administrative	5,143	7,045	5,050
Depreciation and amortization	2,651	3,171	2,985
Impairment of goodwill	—	12,897	11,600
TOTAL OPERATING EXPENSES	20,220	34,806	26,760
LOSS FROM OPERATIONS	(7,632)	(20,913)	(17,824)
OTHER INCOME (EXPENSE)
Gain (Loss) on marketable securities	54	(250)	(207)
Loss on extinguishment of debt	(13,720)	—	—
Equity interest in loss of investee	—	—	(64)
Interest expense	(7,296)	(2,138)	(942)
Interest income	58	30	102
Other income (expense), net	(239)	(1,141)	—
TOTAL OTHER INCOME (EXPENSE)	(21,143)	(3,499)	(1,111)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(28,775)	(24,412)	(18,935)
INCOME TAX	—	25	—
LOSS FROM CONTINUING OPERATIONS	(28,775)	(24,437)	(18,935)
DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	—	—	392
Gain (loss) on discontinued operations	513	1,846	(456)
TOTAL GAIN (LOSS) FROM DISCONTINUED OPERATIONS	513	1,846	(64)
NET LOSS	$(28,262)	$(22,591)	$(18,999)
NET LOSS PER SHARE:
Continuing operations	$(1.33)	$(3.78)	$(4.00)
Discontinued operations	0.02	0.29	(0.01)
NET LOSS PER SHARE—basic and diluted	$(1.31)	$(3.49)	$(4.01)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION-BASIC AND DILUTED	21,572,858	6,466,277	4,730,170
NET LOSS	$(28,262)	$(22,591)	$(18,999)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gain (loss) on available-for-sale securities	—	—	74
COMPREHENSIVE LOSS	$(28,262)	$(22,591)	$(18,925)

See notes to consolidated financial statements.

DYNTEK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands)

			Class	A		Additional	Unrealized	Accum-	Stock-
	Preferred	Stock	Common	Stock	Acquisition	Paid-in	Gain (loss)	ulated	holders’
	Shares	Amount	Shares	Amount	Shares	Capital	Securities	Deficit	Equity
Balance—June 30, 2003	1,490	$1	3,838	$—	—	81,922	(244)	(56,056)	25,623
Conversion of Preferred Stock to Common Stock	(807)		202
Shares issued in connection with private placement of common stock			1,582	1		11,000			11,001
Warrant exercise			138			1,041			1,041
Stock option exercise			—			4			4
Shares issued in connection with acquisition of Woda & Associates			26			200			200
Shares issued in connection with acquisition of Entellus			11			90			90
Cancellation of note payable						5,625			5,625
Shares issued in connection with convertible debt repayment			25			225			225
Convertible debt warrant discount						499			499
Shares issued to placement agent in connection with convertible debt			16			170			170
Shares issued for services			5			50			50
Changes in unrealized gain (loss) on securities available for sale							74		74
Net loss								(18,999)	(18,999)
Balance—June 30, 2004	683	$1	5,843	$1	—	100,826	(170)	(75,055)	25,603
Conversion of Preferred Stock to Common Stock	(100)		25
Shares issued upon conversion of 9% notes			78			509			509
Warrants issued for services						190			190
Shares issued in connection with Laurus Funds debt financing			6			40			40
Debt discount on 9% convertible notes						569			569
Warrants issued to placement agent						44			44
Shares issued in connection with private offering			1,481			6,877			6,877
Common stock held in escrow under AMR asset purchase			30
Shares issued in connection with acquisition of Redrock			79			500			500
Changes in unrealized gain (loss) on securities available for sale							170		170
Shares to be issued in connection with acquisition of ITI (428,000 shares)					1,544				1,544
Net loss								(22,591)	(22,591)
Balance—June 30, 2005	583	$1	7,543	$1	$1,544	109,555	—	(97,646)	13,455
Conversion of Preferred Stock to Common Stock	(583)	(1)	145						(1)
Shares to be issued in connection with acquisition of ITI (428,000 shares)			428		(1,544)	1,544
Stock based compensation						275			275
Capital financing fees						(549)			(549)
Change in conversion price of 9% Notes						1,743			1,743
Change in exercise priced of warrants issued to 9% note-holders						169			169
Change in exercise priced of warrants issued to Laurus Master Funds						50			50
Discounts recorded upon issuance of Bridge Notes						150			150
Shares issued in private placement			3,796			683			683
Change in exercise price of warrants						95			95
Shares issued upon settlement of 9% Notes			13,283	2		7,969			7,971
Shares issued in private placement			5,730	1		1,031			1,032
Shares issued upon exercise of warrants			189			—			—
Shares issued upon settlement Iof acquisition debt			10,216	1		6,130			6,131
Shares issued upon of Bridge Notes			13,047	1		7,828			7,829
Shares issued upon trade payables			804			482			482
Discounts recorded upon issuance of Senior Notes						6,228			6,228
Discounts recorded upon issuance of Junior Notes						3,400			3,400
Net loss								(28,262)	(28,262)
Balance—June 30, 2006	—	—	55,181	$6	—	146,783	—	(125,908)	20,881

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss-Continuing operations	$(28,775)	$(24,437)	(18,935)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,651	3,171	2,880
Non-cash interest	5,276	899	120
Stock based compensation	275	190	—
Amortization of capitalized software costs	—	—	—
Equity interest in loss of investee	—	—	64
Loss / (Gain) on marketable securities	(54)	248	207
Impairment charges
Goodwill	—	12,897	11,600
Capitalized software	—	—	105
Loss on extinguishment of debt	13,720	—	—
Investment losses	—	1,104	—
Loss on note due from equity investee	—	448	—
Settlement of note due from former officer	—	100	—
Gain on sale of equipment	—	(14)	—

Changes in operating assets and liabilities:
Accounts receivable	15,965	(2,847)	(3,221)
Due from NETF	(2,817)
Inventory	1,473	(215)	(1,048)
Accrued interest on notes payable	(176)	106	79
Accrued interest income on note	—	—	—
Prepaid expenses and other current assets	(19)	30	97
Deposits and other assets	598	(561)	89
Accounts payable	(5,625)	1,039	(5,532)
Deferred revenue	(19)	786	(648)
Accrued expenses	302	229	(810)
Restricted cash	(638)	5	685
Total adjustments	30,912	17,616	4,667
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	2,137	(6,821)	(14,268)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of discontinued operations	—	—	392
Cash from disposition of marketable securities	54	—	—
Other notes receivable	—	(22)	(12)
Cash received from Redrock acquisition	—	405	—
Cash received from ITI acquisition	—	106	—
Cash paid for acquisitions	(457)	(6,618)	—
Cash proceeds from sale of securities	—	—	71
Cash proceeds from sale of equipment	—	50	—
Capital expenditures	(224)	(370)	(195)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(627)	(6,449)	256
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash overdraft	(1,106)	994	(243)
Proceeds from debt financing, net of expenses	13,200	5,439	6,000
Deferred financing costs	(575)	(662)	(564)
Net proceeds (repayments) under line of credit	(4,697)	968	1,746
Exercise of options and warrants	—	—	1,045
Issuance of common stock, net of expenses	1,169	6,886	11,001
Principal payments	(10,360)	(196)	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,369)	13,429	18,985
CASH FLOWS OF DISCONTINUED OPERATIONS:
Operating cash flows	442	(2,006)	(2,163)
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS	442	(2,006)	(2,163)
NET INCREASE (DECREASE) IN CASH	(417)	(1,847)	2,810
CASH AT BEGINNING OF YEAR	963	2,810	—
CASH AT END OF YEAR	$546	$963	$2,810

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

	Years Ended June 30,
	2006	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,916	$1,164	$681
Cash paid for income taxes	$—	$—	$33
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Conversion of notes into common stock	$7,468	$509	$225
Note receivable converted to preferred stock	$—	$—	$1,104
Issuance of common stock and warrants to agents in convertible debt transactions	$—	$84	$170
Common stock issued/to be issued to sellers of acquired businesses	$—	$2,044	$290
Issuance of common stock for services rendered	$—	$—	$50
Reclassification of LaborSoft accounts receivable to notes receivable, net of reserve	$—	$—	$436
Debt discount issued in connection with convertible debt	$—	$569	$499
Cancellation of note payable and accrued interest by investors	$—	$—	$5,625
Acquisitions of businesses:
Current tangible assets		$3,631
Non current tangible assets		508
Current liabilities assumed		(4,566)
Intangible assets acquired		1,802
Goodwill recognized		11,607
Less
Accrued purchase consideration		(4,320)
Stock based purchase consideration		(2,044)
Cash paid for acquisitions of businesses		$6,618

See notes to consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                                      ORGANIZATION

DynTek, Inc. (the “Company”) was initially incorporated in Delaware on May 27, 1989 as Universal Self Care, Inc. In January 1998 the Company changed its name to Tadeo Holdings, Inc. In November 1999 the Company changed its name to TekInsight, Inc., and in December 2001 the Company changed its name to DynTek, Inc.

The Company provides professional information technology (“IT”) services and sales of related products to mid-market commercial businesses, state and local government agencies, and educational institutions.

Reverse Stock Split and Amendment to Certificate of Incorporation

As described in Note 14, the Company’s stockholders approved an amended to its certificate of incorporation to effectuate a 1-for-10 reverse stock split and certain other transactions intended to recapitalize the Company. The reverse split became effective on June 5, 2006. All share information included in the accompanying financial statements and notes thereto give retroactive effect to the reverse split.

2.                                      LIQUIDITY AND FINANCIAL CONDITION

The Company incurred a net loss of $28,262,000 for the year ended June 30, 2006, which includes $22,427,000 of non-cash charges resulting from $2,651,000 of depreciation and amortization; $275,000 of stock-based compensation; $5,276,000 of non-cash interest; a $505,000 reduction in the carrying value of an investment and a $14,620,000 loss on the extinguishment of debt obligations (Note 11). These charges were offset by a $900,000 gain on the extinguishment of trade payables (Note 11). The Company has $43,000 of working capital at June 30, 2006.

The Company, beginning in the first quarter of its fiscal year ended June 30, 2006, undertook a financial and operating restructuring plan designed to reduce the amount of cash flows used in its operating activities. The Company’s operational restructuring initiatives include, among other things, streamlining operations by reducing employee headcount, cutting overhead expenses and focusing revenue generating activities on selling products that are intended to generate higher profit margins.

The Company’s financial restructuring initiatives have enabled it alleviate constraints on its liquidity from having to immediately service previously existing debt obligations. The Company entered into a new credit facility with New England Technology and Finance (“NETF”) on August 8, 2005 (Note 7), converted two major note obligations and certain trade payables into equity during the quarter ended March 31, 2006 (Note 11), restructured notes payable to sellers of acquired businesses that were ultimately converted into equity on March 8, 2006 (Note 12), and issued $6,700,000 of notes to a major investor/stockholder on March 8, 2006. The Company used the proceeds of its $6,700,000 note offering to repay notes due to the Laurus Master Funds (Note 11). In May and June of 2006, the Company issued an aggregate of $4,000,000 of additional notes to the same major investor. The proceeds of these notes were used to repay certain indebtedness and for general corporate purposes.

The Company also raised net proceeds of approximately $1,714,000 through issuances of common stock in a private placement transaction (Note 14).

Subsequent to June 30, 2006, the Company raised an additional $3,000,000 through its issuance of notes to the same major investor described above. These funds are available to the Company to complete acquisitions of suitable target companies that the Company may identify. However, such funds will be available to the Company in the event that it does not identify a suitable acquisition candidate.

The Company believes that its strategy of streamlining the business around its core competency of providing IT solutions is enabling it to operate under a more efficient cost structure than it had in the past. The Company is also not required to make principal payments under any of its note obligations until June 2009 and its accounts receivable and product financing arrangement with NETF is providing it with timely working capital resources. Accordingly, the Company believes (based on these initiatives) that it will have sufficient liquidity to sustain the business through June 30, 2007.

The Company is continuing its financial and operational restructuring initiatives and will continue to implement its strategic business plan. Although the Company believes that it has sufficient liquidity to sustain the business through June 30, 2007, there is no assurance that unforeseen circumstances will not have a material affect on the business that could require it to raise addition capital or take other measures to sustain operations in the event outside sources of capital are not available. The Company has not secured any commitments for new financing at this time nor can it provide any assurance that new capital (if needed) will be available to it on acceptable terms, if at all.

3.                                      SIGNIFICANT ACCOUNTING POLICIES

A.                                   Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated.

B.                                     Revenue Recognition.   The Company applies the revenue recognition principles set forth under SOP 97-2 and SAB 104 with respect to all of our revenue. We adhere strictly to the criteria set forth in paragraph.08 of SOP 97-2 and outlined in SAB 104 which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the vendor’s fee is fixed or determinable, and (iv) collectability is probable.

Computer Hardware Product Revenues

The Company requires its hardware product sales to be supported by a written contract or other evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. Since the Company’s hardware sales are supported by a contract or other document that clearly indicates the terms of the transaction, and the selling price is fixed at the time the sale is consummated, the Company records revenue on these sales at the time in which it receives a confirmation that the goods were tendered at their destination when shipped “FOB destination,” or upon confirmation that shipment has occurred when shipped “FOB shipping point.”

Software Product Revenues

The Company makes substantially all of its software product sales as a reseller of licenses, which may include a post contract customer support arrangement and access to product and upgrades, and enhancements that are provided exclusively by the manufacturer following delivery and the customer’s acceptance of the software product. The Company does not presently sell any software that it develops internally. Any responsibility for technical support and access to upgrades and enhancements to these software products are solely the responsibility of the software manufacturer, which arrangement is known to the customer at the time the sale is consummated. With respect to delivery, the Company requires that the customer has received transfer of the software or, at a minimum, an authorization code (“key”) to permit access to the product. If a software license is delivered to the customer, but the license term has not begun, the Company does not record the revenue prior to inception of the license term.

The Company requires its software product sales to be supported by a written contract or other evidence of a sale transaction, which generally consists of a customer purchase order or on-line authorization. These forms of evidence clearly indicate the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. The selling prices of these products are fixed at the time the sale is consummated.

For product sales, the Company applies the factors discussed in Emerging Issues Task Force Issue “EITF” 99-19 in determining whether to recognize product revenues on a gross or net basis. In a substantial majority of transactions, the Company (i) acts as principal; (ii) takes title to the products; and (iii) has the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. For these transactions, the Company recognizes revenues based on the gross amounts billed to customers. In certain circumstances, based on an analysis of the factors set forth in EITF 99-19, the Company has determined that it was acting as an agent, and therefore recognizes revenues on a net basis. For the year ended June 30, 2005, revenues recognized on a net basis totaled approximately $1,455,000, or 3% of total product revenues during the period.

IT Services Revenue

The Company generally bills its customers for professional IT services based on hours of time spent on any given assignment at its hourly billing rates. As it relates to delivery of these services, the Company recognizes revenue under these arrangements as the work is completed and the customer has indicated their acceptance of services by approving a work order milestone or completion order. For certain engagements, the Company enters fixed bid contracts, and recognizes revenue as phases of the project are completed and accepted by the client. For its seat management services, the Company enters unit-price contracts (e.g., price per user for seat management), and recognizes revenue based on number of units multiplied by the agreed-upon contract unit price per month.

BPO Services Revenue

For business process outsourcing (“BPO”) services, which primarily included the Company’s child support service contracts in the state of Nebraska, the Company provides services under a fixed price (flat monthly fee) contract, and recognizes revenue as the services are provided and billed. In the state of North Carolina, the Company has one contract subject to revenue-sharing related to child support services. Under that contract a fee from amounts collected is shared by the Company with the county on a percentage basis, and revenue is recognized monthly in arrears as a percentage of the total amount of collections received.

C.                                     Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

D.                                    Accounts Receivable—The Company generates accounts receivable from sales of services and products to its customers. The Company establishes reserves for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Information with respect to the Company’s allowance for doubtful accounts is presented in Note 6.

The Company sells its eligible accounts receivable with limited recourse to NETF under each of an Asset Purchase and Liability Assumption Agreement and an Asset Purchase Agreement that it entered into with NETF during the year ended June 30, 2006. The Company retains certain servicing rights under a related Master Servicing Agreement that provides for the Company to manage collections and other ongoing interactions with customers for certain contractual fees. These agreements are more fully described in Note 7.

The Company accounts for its transfers of accounts receivable to NETF under each of these agreements in accordance with the provision of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” as sales of such accounts receivable balances. The gain or loss on sales of receivables to NETF is determined at the date of transfer based upon the amount at which they are transferred to NETF less any fees, discounts and other charges provided under the agreements.

E.                                      Property and Equipment—Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter.

F.                                      Loss Per Common Share—Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Convertible preferred stock, convertible debt, options and warrants have been excluded as common stock equivalents in the diluted earnings per share because their effect would be anti-dilutive. The aggregate number of potential common stock equivalents outstanding as of June 30, 2006 and 2005 is as follows:

	As of June 30,
	2006	2005
Preferred Shares (convertible at 2.5 common shares)	—	145,781
Warrants	26,946,897	2,312,924
Options	231,166	355,300
Convertible debt	20,684,658	1,615,318
	47,862,721	4,429,323

G.                                     Estimates—The Company’s financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of goodwill, and accounting for discontinued operations.

H.                                    Stock Based Compensation—Prior to July 1, 2005, the Company accounted for employee stock transactions in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees.” The Company applied the proforma disclosure requirements of SFAS No. 123 “Accounting for Stock-Based Compensation.”

Effective July 1, 2005, the Company adopted SFAS No. 123R “Share Based Payment.” This statement is a revision of SFAS Statement No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS 123R addresses all forms of share based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations. The Company adopted the modified prospective method with respect to accounting for its transition to SFAS 123(R) and measured unrecognized compensation cost as described in Note 15. Accordingly, the Company recognized in salaries and related expense in its statement of operations approximately $275,000 for the fair value of stock options vested and for options expected to vest during year ended June 30, 2006.

For the years ended June 30, 2005 and 2004, the Company applied APB Opinion No. 25, “Accounting for Stock Issued to Employees.” As required under SFAS No. 148, “Accounting for Stock-based Compensation—Transition and Disclosure,” the following table presents pro-forma net income and basic and diluted earnings per share as if the fair value-based method had been applied to all awards during that period.

	Year Ended June 30,
	2005	2004
	(in thousands except per share data)
Net Loss	$(22,591)	$(18,999)
Stock-based employee compensation cost, net of tax effect, under fair value accounting	(332)	(151)
Pro-forma net loss under Fair Value Method	$(22,923)	$(19,150)
Loss per share
Basic	$(3.55)	$(4.05)
Diluted	$(3.55)	$(4.05)
Per share stock-based employee compensation cost, net of tax effect, under fair value accounting:
Pro-forma loss share basic	$(3.55)	$(4.05)
Pro-forma loss share diluted	$(3.55)	$(4.05)

The fair value of all awards was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk fee interest rate: 3.44% to 4.05%; expected dividend yield: 0%; expected option life: 3 to 4 years; volatility: 35% to 136%.

I.                                         Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amounts of notes receivable approximate fair value as such instruments feature contractual interest rates that are consistent with current market rates of interest. The carrying amounts of notes payable approximate fair value because the effective yields of such instruments, which includes the effect of contractual interest rates taken together with discounts resulting from the concurrent issuances the issuances of common stock purchase warrants, are consistent with current market rates of interest.

J.                                        Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations (Note 4). SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (June 30th for the Company) and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit (Note 9).

K.                                    Comprehensive Income (Loss)—Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of stockholders’ equity, except for changes that relate to investments made by stockholders, changes in paid-in capital and distributions.

L.                                      Inventory—Inventory consist primarily of finished goods in transit, which are recorded at the lower of cost or market.

M.                                 Advertising Costs—Costs related to advertising and promotions of services are charged to sales operating expense as incurred. Advertising expense amounted to $162,000, $59,000, and $32,000 for the years ended June 30, 2006, 2005 and 2004, respectively. These expenses are included in selling expenses in the accompanying statements of operations.

N.                                    Shipping and Handling Costs—The Company accounts for shipping and handling costs as a component of “Cost of Product Revenues.” These costs are primarily the direct freight costs related to the “drop shipment” of products to the Company’s customers. Shipping and handling costs amounted to $218,000 in fiscal 2006, $134,000 in fiscal 2005, and $95,000 in fiscal 2004.

O.                                    Convertible Notes

The Company accounts for conversion options embedded in convertible notes in accordance with Statement of Financial Accounting Standard (“SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). SFAS 133 generally requires Companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with EITF 00-19. SFAS 133 provides for an exception to this rule when convertible notes, as host instruments, are deemed to be conventional as that term is described in the implementation guidance under Appendix A to SFAS 133 and further clarified in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19.

The Company accounts for convertible notes (deemed conventional) in accordance with the provisions of Emerging Issues Task Force Issue (“EITF”) 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features,” (“EITF 98-5”), EITF 00-27 “Application of EITF 98-5 to Certain Convertible Instruments,” Accordingly, the Company records, as a discount to convertible notes, the intrinsic value of such conversion options based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption.

P.                                      New Accounting Standards

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets” (SFAS 153). SFAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this statement are intended be applied prospectively. The adoption of this pronouncement did not have a material effect on the Company’s financial statements.

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this pronouncement did not have a material effect on the Company’s financial statements.

On June 29, 2005, the EITF ratified Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’” EITF Issue 05-2 provides guidance on determining whether a convertible debt instrument is “conventional” for the purpose of determining when an issuer is required to bifurcate a conversion option that is embedded in convertible debt in accordance with SFAS 133. Issue No. 05-2 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. The adoption of this pronouncement did not have a material effect on the Company’s financial statements.

In September 2005, the EITF ratified Issue No. 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’” EITF 05-4 provides guidance to issuers as to how to account for registration rights agreements that require an issuer to use its “best efforts” to file a registration statement for the resale of equity instruments and have it declared effective by the end of a specified grace period and, if applicable, maintain the effectiveness of the registration statement for a period of time or pay a liquidated damage penalty to the investor. The Task Force did not reach a conclusion on this issue; however, the Company has adopted View C of this pronouncement and treats registration right agreements as a free standing derivative. The adoption of View C did not have a material affect on the Company’s financial statements.

In September 2005, the FASB ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of this pronouncement did not have a material effect on the Company’s financial statements.

In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is recorded in the stockholders’ equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.” This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. The adoption of this pronouncement did not have a material effect on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 150.” SFAS No. 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies that certain instruments are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that may contain an embedded derivative requiring bifurcation, (d) clarifies what may be an embedded derivative for certain concentrations of credit risk and (e) amends SFAS 140 to eliminate certain prohibitions related to derivatives on a qualifying special-purpose entity. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The Company will apply the provisions of this statement prospectively to new instruments.

In March 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 156, Accounting for Servicing of Financial Assets (SFAS No. 156). SFAS No. 156 amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 also permits servicers to subsequently measure each separate class of servicing assets and liabilities at fair value rather than at the lower of cost or market. For those companies that elect to measure their servicing assets and liabilities at fair value, SFAS No. 156 requires the difference between the carrying value and fair value at the date of adoption to be recognized as a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year in which the election is made. SFAS No. 156 is effective for the first fiscal year beginning after September 15, 2006. The Company is evaluating the potential impact, if any, that the adoption of SFAS 156 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

4.                 BUSINESS COMBINATIONS

Redrock Communications Solutions, Inc.

On September 29, 2004, the Company entered into a Stock Purchase Agreement (the “Agreement”) effective August 1, 2004 to acquire all of the outstanding Common Stock of Redrock Communication Solutions, Inc. (“Redrock) for purchase consideration (after giving effect to earn-outs) of $5,226,000. The purchase price included $4,726,000 in cash and $500,000 for the fair value of 793,000 shares of common stock.

The Company assumed net liabilities of approximately $383,000 with respect to this transaction and allocated the excess of the purchase price over the fair value of net liabilities assumed as follows: customer list for $755,000 and goodwill for $4,817,000.

Integration Technologies Inc.

On October 14, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, ITI Acquisition Corp., a California corporation and wholly owned subsidiary of the Company (“Merger Sub”), Integration Technologies, Inc., a California corporation (“ITI”), the shareholders of ITI (the “ITI Shareholders”) and Casper Zublin, Jr., in his capacity as the shareholder representative (the “Representative”). Pursuant to the terms of the agreement the Company acquired all of the outstanding common stock of ITI for aggregate purchase consideration (after giving effect to earn-outs and certain changes and amendments to the purchase price) amounting to $6,890,000. The purchase price, as adjusted included $5,346,000 in cash and $1,544,000 for the fair value of 428,000 shares of common stock.

The Company assumed net liabilities of approximately $78,000 with respect to this transaction and allocated the excess of the purchase price over the fair value of net liabilities assumed as follows: customer list for $400,000 and goodwill for $6,568,000.

In September 2005, the Company and certain sellers of ITI (including the Company’s current chief executive officer, Casper Zublin, Jr.) agreed to convert $2,574,735 of remaining payments into promissory notes bearing interest at 8.9% per annum. The Company paid $643,684 in principal due under the ITI Notes in September 2005, with a remaining aggregate principal balance of $1,931,051.

On March 8, 2006, the Company entered into Conversion and Settlement Agreements with the holders of ITI Notes providing for the surrender of the notes to the Company for their immediate and irrevocable cancellation in exchange for such number of shares of common stock derived by dividing the aggregate principal and interest of $2,043,273 by a conversion price of $.20 per share. As described in Note 11, the Company accounted for the extinguishment of these and other notes that were also settled on March 8, 2006 as a troubled debt restructuring in accordance with SFAS 15. The conversion was effective and the shares of common stock were issued in June 2006 following the effective date of the Company’s 1 for 10 reverse stock split.

5. RESTRICTED CASH

Restricted cash includes cash received in connection with maintenance agreements that is restricted and will become available to the Company as revenue is earned and recognized under the terms of the respective agreements, which are three years. The non-current portion, which amounts to approximately $559,000, is classified as a non-current asset.

6. ACCOUNTS RECEIVABLE

Accounts receivable as follows (in thousands of dollars):

	June 30,
	2006	2005
Accounts receivable	$2,581	$18,512
Less: allowance for doubtful accounts	(700)	(618)
	$1,881	$17,894

7. DUE FROM NETF

On August 8, 2005, the Company entered into a series of related agreements with NETF providing for NETF to purchase, eligible accounts receivable balances and to finance qualified purchases (as defined). This facility is comprised of three components:  (1) an Asset Purchase and Liability Assumption Agreement (the “APLA”), under which NETF finances certain of the Company’s qualified product purchases in connection with consummating sales to customers and (2) an Asset Purchase Agreement (the “APA”), and (3) a Master Servicing Agreement (“MSA”).

Qualified product purchases financed by NETF under the APLA are repaid from collections of accounts receivable balances that the Company generates from its sales of such products to customers. The Company transfers title to the invoices to NETF at the time these sales are financed and delivery is made to the customer. The Company pays contractual financing and servicing fees to NETF for its financing of these purchases in an amount that is equal to a percentage of the gross profit margin on such sales. The percentages fees vary based on the (a) amount of gross profit on such sales and (b) number of days in which the receivables from such sales remain uncollected.

NETF remits periodically to the Company an amount equal to the monthly gross profit margin on the sales less the contractual fees. The APLA also provides for the Company to repurchase, after 150 days, any amounts that remain unpaid by the customer for reasons other than the customer’s inability to pay as a result of its financial condition or possible insolvency. NETF pre-approves all product purchases and the credit worthiness of the Company’s customers under this arrangement as a precondition to financing the sale.

Under the APA, the Company transfers eligible accounts receivable to NETF in exchange for advances of up to 80% of their gross amount.  NEFT charges the Company fees (the “Discount Factor”) in an amount equal to the LIBOR rate plus 4% annum on advances made at the time of the transfer. The Company also retains servicing rights under the (“MSA”). Under the terms of the MSA, the Company manages collections and other ongoing interactions with its customers in exchange for fees amounting to approximately 20% of the gross invoice amount. NEFT settles fees payable to the Company under this arrangement net of the Discount Factor.

At the inception of the agreement, NETF funded $7,500,000 of qualified accounts receivable under the APA agreement. The proceeds received from NETF at the inception of the agreement were used (i) to repay $4,800,000 of the remaining balance due under a previously existing secured borrowing arrangement (Note 11), (ii) to repay acquisition debt, and (iii) for general corporate purposes. The APA also provides for the Company to repurchase, after 150 days, any amounts that remain unpaid by the customer for reasons other than the customers’ inability to pay as a result of its financial condition or possible insolvency; however such repurchases are limited to 15% of all receivables transferred to NETF under this arrangement. In addition, NETF pre-approves the credit worthiness of the Company’s customers under this arrangement as a precondition to purchasing any invoice.

This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. The Company has also indemnified NETF for the risk of loss under any transferred balances except for loss incurred as a result of customer credit risk. The aggregate amount of fees incurred under this arrangement (under the APA and APLA) amounted to $1,164,830 and is included as a component of interest expense in the accompanying statement of operations for the year ended June 30, 2006.

8. PROPERTY AND EQUIPMENT

Furniture, fixtures and equipment are as follows (in thousands of dollars):

	June 30,
	2006	2005
Furniture and Fixtures	$1,044	$1,030
Vehicles	49	49
Computer equipment	3,280	3,074
Machinery and equipment	3	3
Leasehold improvements	41	36
	4,417	4,192
Less: accumulated depreciation	(3,654)	(3,233)
	$763	$959

Depreciation expense for the years ended June 30 2006, 2005, and 2004 amounted to approximately $420,000, $359,000, and $310,000 respectively.

9. GOODWILL

Goodwill represents the fair value of net assets acquired in excess of the aggregate of purchase consideration issued to sellers and transaction costs incurred in connection with completing business combinations. The Company’s remaining goodwill relates to its IT services segment which principally includes its Redrock, ITI and Data Systems components, which together constitute the IT Services Segment reporting unit. The Company performed its annual goodwill impairment test of the IT services segment at June 30, 2006, in accordance with SFAS 142. Based on the results of this test, the Company determined that an impairment charge is not required for the year ended June 30, 2006.

The Company recorded a $12,897,000 impairment charge for the year ended June 30, 2005 for goodwill recorded in connection with its acquisition of DMR in 2002. The Company determined such goodwill to be unrecoverable upon (1) receiving a definitive notice from certain of its customers that they would not renew existing contracts with the Company and (2) losing a key employee with significant customer relationships. These events had a material adverse affect on the Company’s ability to compete in this segment and recover its original investment. A portion of this charge ($6,026,000) was recorded during the quarter ended December 31, 2004 based on events described herein. The Company recorded an additional $6,837,000 charge during the quarter ended June 30, 2005 in connection with (1) new management’s decision to limit the activities of the BPO segment to only fulfilling service obligations on the its existing contracts and (2) reducing its expectation of future revenue with respect to a service contract with the state of Virginia.

10. INTANGIBLE ASSETS

At June 30, 2006, 2005, and 2004, the Company had the following intangible assets (in thousands):

	2006	2005	2004
Acquired customer lists	$14,562	$14,246	$12,678
Less: accumulated amortization	11,840	9,609	7,136
Acquired customer lists, net	$2,722	$4,637	$5,542

Goodwill	$18,767	$18,579	$19,869

In June 2006, the Company increased its acquired customer list by $316,000 as a result of the acquisition of the Long Island Division of TekConnect Corporation.

Amortization of acquired customer lists is computed on a straight-line basis over periods of 3 to 7 years. Amortization expense for each of the years ended June 30, 2006, 2005, and 2004, amounted to approximately $2,231,000, $2,712,000, and $2,182,000, respectively.

Future amortization expense over the estimated remaining lives of acquired customer lists is as follows (in thousands):

Year Ending June 30,
2007	$2,263
2008	353
2009	106
Total	$2,722

11. NOTES PAYABLE

9% Subordinated Convertible Notes

On October 15, 2004, the Company entered into a 9% Senior Subordinated Convertible Note Purchase Agreement with certain investors in which it issued an aggregate of $4,438,775 in principal amount of the Company’s Senior Subordinated Convertible Notes (the “9% Notes”), bearing interest at 9% per annum with a maturity of three years. Interest payments were due quarterly on the first day of each calendar quarter. Principal payments were due in monthly installments of $145,844 beginning July 1, 2005 with any remaining principal due on October 15, 2007. The 9% Notes were convertible into shares of the Company’s common stock at a conversion price of $6.50 per share, subject to certain adjustments.

On October 26, 2005, the Company amended the 9% Notes with a majority of the holders thereof, and deferred all payments of principal due under the 9% Notes until January 2007. In exchange for the deferral, the Company (i) reduced the conversion price under the 9% Notes from $6.50 to $2.20 per share, (ii) reduced the exercise price of warrants held by the holders of the 9% Notes from $5.00 to $2.20 per share, and (iii) increased the number of shares exercisable under the 9% Notes warrants by an aggregate of 491,400 shares. This transaction deferred approximately $1,893,629 in aggregate principal payments otherwise due and payable through January 2007.

The Company accounted for the modification of the 9% Notes in accordance with SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”). Accordingly, the Company recorded a non-cash interest charge of $1,742,853, which represented the incremental number of shares issuable upon conversion of the 9% Notes by having reduced the conversion price from $6.50 to $2.20, multiplied by $2.00, the closing price of the Company’s common stock on October 26, 2005. The Company also recorded a non-cash interest charge in the amount of $168,768, which represents the increase in the fair value of the common stock purchase warrants held by the holders of the 9% Notes that resulted from reducing their exercise price from $5.00 to $2.20 as of the date of the modification.

On March 8, 2006, the Company entered into Conversion and Settlement Agreements with the holders of the 9% Notes providing for the surrender of the notes to the Company for their immediate and irrevocable cancellation in exchange for such number of shares of common stock derived by dividing the aggregate principal and interest of $2,655,112 by a conversion price of $.20 per share. As described below (Debt Extinguishment Related Accounting), the Company accounted for the extinguishment of these and certain other notes also settled during March 2006 as a troubled debt restructuring in accordance with SFAS 15. All the holders of the 9% Notes were issued shares of the Company’s stock following the 1 for 10 reverse stock split effected on June 5, 2006.

Amortization of the debt discount in connection with issuance of the 9% Notes amounted to $434,365 inclusive of a $308,005 adjustment upon conversion of the debt during the year ended June 30, 2006 and is included as a component of interest expense in the accompanying condensed consolidated statement of operations. Contractual interest expense on the 9% Notes for the year ended June 30, 2006 amounted to $238,895 and is also included as a component of interest expense in the accompanying condensed consolidated statement of operations.

Laurus Funds Note

On November 15, 2004, the Company and Laurus Master Fund, LTD (Laurus) entered into an Amended and Restated Secured Convertible Term Note (the “Laurus Note”). The Laurus Note was convertible at the option of Laurus into the Company’s common stock at a conversion price of $6.50 per share. The Laurus Note was subordinated to the Company’s working capital credit facility; however, substantially all other assets of the Company were pledged as security for this obligation.

The Laurus Note provided for interest payable at the greater of the prime rate plus 1% per annum or 4% per annum. Principal payments were due in twenty-four monthly installments of $277,083 beginning December 1, 2005. Any pre-payments of principal that the Company chose to make under the Laurus Note prior to its maturity were subject to a 2% prepayment premium.

In connection with this transaction, the Company also issued to Laurus Funds a five-year amended and restated warrant to purchase 1,046,150 shares of the Company’s common stock, exercisable at $6.50 per share (the “Laurus Warrant”).

In accordance with APB 14, the Company allocated $6,551,000 of the proceeds to the Laurus Notes and $98,982 of the proceeds to the Laurus Warrant (including the effect of note amendments). Accretion of the aforementioned discount (including the effect of note amendments) amounted to $163,733 inclusive of an $118,565 adjustment upon cancellation of the debt for the year ended June 30, 2006, and is included as a component of interest expense in the accompanying statement of operations. Contractual interest expense on the Laurus Notes amounted to $402,557 for the year ended June 30, 2006 and is also included as a component of interest expense in the accompanying statement of operations.

On October 26, 2005, Laurus agreed to defer principal payments due on its note from December 2005 until March 2006 in exchange for a decrease in the exercise price of its warrants from $6.50 per share to $2.50 per share. Laurus entered this transaction to assist the Company with alleviating its immediate liquidity constraints. This transaction resulted in the deferral of approximately $831,249 in principal payments otherwise due and payable through March 2006.

The Company accounted for the modification of the Laurus Note in accordance with SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”). Accordingly, there was no change in the carrying value of the Laurus Note since the amendment affected only the timing of the payments and not the aggregate amount of the liability. The Company also recorded a non-cash interest charge in the amount of $49,851, which represented the increase in the fair value of the common stock purchase warrants held by Laurus that resulted from reducing their exercise price from $6.50 to $2.50 as of the date of the modification.

In March 2006, the Company used proceeds received upon its issuance of senior notes described below (Senior Notes) to repay the remaining principal balance of $6,649,999 plus interest and fees of $102,198 due under the Laurus Note obligation.

Bridge Notes

On October 26, 2005, the Company entered into a Note Purchase Agreement, whereby it obtained an aggregate loan of $2,500,000 from two stockholders of the Company pursuant to two Secured Promissory Notes (the “Bridge Notes”), each in the original principal amount of $1,250,000. The Bridge Notes bore interest at 12% per annum until March 1, 2006, with the interest rate increasing 2% each month until June 1, 2006. The Company was required to redeem the Bridge Notes on the earlier of (i) the closing of a rights offering to record holders of the Company’s common stock in an aggregate amount of $15,000,000 or more; (ii) the stated maturity date, December 31, 2006; or (iii) an event of default. Payment of principal and interest under the Bridge Notes was secured by a lien on substantially all the assets of the Company, which lien is subordinated to the perfected security interests held by existing secured lenders. The carrying value of the Bridge Notes was approximately equal to its fair value due to its short maturity and the fact that the contractual interest rate is approximately equal to the effective rate of interest that would prevail for instruments with similar credit risk.

In connection with the issuance of the Bridge Notes, the Company issued warrants to purchase shares of its common stock (the “Warrants”). The Warrants are exercisable for an aggregate 100,000 shares of its common stock at an exercise price equal to $0.01 per share. The Warrants expire on October 26, 2015. In accordance with APB14, the company recorded a $150,000 discount on the Bridge Notes based on the relative fair values of the Bridge Notes and the Warrants.

Contractual interest expense on the Bridge Notes amounted to $109,315 and is included as a component of interest expense in the accompanying condensed consolidated statement of operations.

In connection with the new debt financing and private placement of equity described within the new Senior and Junior Notes, on March 8, 2006, the Company entered into binding agreements with Mr. Miller and SACC Partners to convert, at a conversion rate of $0.20 per share, approximately $109,315 of outstanding interest and $2,500,000 in outstanding debt principal into an aggregate of 13,046,575 shares of the Company’s common stock. The conversion was effective and the debt obligation cancelled immediately following the effective date of the Company’s 1 for 10 reverse stock split, which was completed on June 5, 2006.

Senior Notes

On March 8, 2006, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which the Company issued Senior Secured Notes (the “Senior Notes”) in the aggregate principal amount of $6,700,000 with warrants to purchase up to 19.9% of the Company’s outstanding common stock on a fully diluted basis at the time of exercise. The warrants have an exercise price of $0.001 per share and expire on December 31, 2016. The Senior Notes bear interest at the rate 8% per annum if paid in cash, or 11% per annum if paid in kind, which forms of payment can be made at the Company’s discretion. Principal payment are due in 36 monthly installments beginning March 31, 2009. Interest is payable quarterly in arrears beginning June 30, 2006, unless the Company chooses to make its payments in kind, in which case such interest is added to the principal amount of the Senior Notes.

The Company may prepay the Senior Notes at 105% of the aggregate unpaid principal and interest at any time prior to their maturity. The Senior Notes are also subject to mandatory prepayment at 105% of the aggregate unpaid principal and interest in the event of a change in control, as defined. The Company is also required to prepay the Senior Notes upon the occurrence of a substantial asset sale in an amount equal to 50% of the gross proceeds received in such asset sale plus a penalty equal to 2% of the prepayment amount. Pursuant to the terms of the note purchase agreement, substantial asset sales are defined as any single asset sale resulting in gross proceeds of $100,000 or any series of assets sales occurring during a twelve month period resulting in gross cumulative proceeds of $100,000 or more. Change in control events described in the notes purchase agreement require approval by the Board of Directors prior to being submitted to a vote of the Company’s shareholders. Accordingly, the redemption provision is not within the control of the Senior Note holders.

In accordance with APB 14, the Company allocated $2,982,071 of the proceeds to the Senior Notes and $3,717,929 of the proceeds to the warrants. The aggregate fair value of the warrants was calculated using the black-scholes option pricing model based on all outstanding shares of the Company’s common stock, outstanding options, warrants and issuable shares of stock under the conversion and debt settlement agreements (excluding the Bridge Notes) totaling 13,859,028 warrants issuable to the holders of the Senior Notes at the commitment date of this financing transaction. The difference between the carrying amount of the Senior Notes and their contractual redemption amount is being accreted as interest expense to February 2010, their earliest date of redemption.

Because the 19.9% Warrants are, until December 31, 2016, exercisable for up to an aggregate of 19.9% of the number of shares issued and outstanding on the date of their exercise, the number of shares exercisable thereunder necessarily increases each time the Company issues additional shares of common stock (calculated on a fully-diluted basis) by an amount equal to 19.9% of the number of such newly-issued shares. Therefore, the fair value of the 19.9% Warrants, as well as the accretion of the discount mentioned above, is being adjusted each time the Company issues additional shares of common stock or common stock equivalents.

On May 15, 2006, the Company completed a second closing of the March 8, 2006 private placement (Note 14) in which 5,729,520 shares of common stock and warrants to purchase an aggregate of 1,145,904 shares of common stock at an exercise price of $0.20 per share were issued. The Company also issued to the placement agent in this transaction, warrants to purchase 1,145,904 shares of common stock as compensation for services rendered. Accordingly, the number of shares issuable to the holder of the warrant upon its exercise was increased by 1,992,814 shares to 15,851,842 shares. The fair value of the additional warrant, which amounted to $850,483, is being amortized over the remaining term of the Senior Notes.

On June 6, 2006 the Company, immediately following the completion of its 1 for 10 reverse stock split, issued 13,046,574 shares to the Bridge Note holders. Accordingly, the number of shares issuable to the holder of the warrant upon its exercise was increased by 3,241,284 shares to 19,093,126 shares. The fair value of the additional warrant, which amounted to $1,286,480, is being amortized over the remaining term of the Senior Notes.

On June 15, 2006, the Company issued an additional Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $1,000,000 (the “Additional Junior Note”) with substantially identical terms to the Junior Note issued on March 8, 2006. The Additional Junior Note is convertible into 5,000,000 shares of the Company’s common stock. Accordingly, the number of shares issuable to the holder of the warrant upon its exercise was increased by 1,242,197 shares to 20,335,323 shares. The fair value of the additional warrant, which amounted to $344,990, is being amortized over the remaining term of the Senior Notes.

On June 30, 2006, the Company elected to pay interest on the Junior Notes in kind and recorded an aggregate interest charge of $136,932 for the period ended June 30, 2006 which was added to the principal amount of the Junior Notes, increasing the convertible shares of the notes by 684,658 shares at a conversion price of $0.20 per share. Accordingly, the number of shares issuable to the holder of the warrant upon its exercise was increased by 170,096 shares to 20,505,419 shares. The fair value of the additional warrant, which amounted to $28,587, is being amortized over the remaining term of the Senior Notes.

As of June 30, 2006, the fair value of the 19.9% Warrants was $6,228,468, and the accretion of the discount applicable thereto amounted to $374,838, which discount has been included as a component of interest expense in the accompanying statement of operations.

On June 30, 2006, the Company elected to pay interest on the Senior Notes in kind and recorded an aggregate interest charge of $230,186 for the period ended June 30, 2006 which was added to the principal amount of the notes.

The note purchase agreement relating to the issuances of the Junior and Senior Notes provide the note holders with demand registration rights that require the Company, within 30 days of such demand, file a registration statement covering the resale of shares underlying the convertible notes and senior note warrant and to cause such registration to be declared effective within 90 or 120 days (depending on the circumstances) thereafter. Such registration rights provide for the Company to pay a share based penalty in an amount equal to 2% of the shares resgistrable under the agreement until such time that the Company becomes compliant or the registrable shares may be sold without registration or restriction under Rule 144. The fair value of the registration rights agreement is insignificant to the Company’s financial statements. The amount of shares issuable under this penalty provision is contractually limited to an amount that may not exceed the authorized but unissued shares of the Company’s common stock. No demand has been made for registration to date. In addition, the Company has filed the required registration statement and anticipates causing such registration statement to become effective following the filing of its annual report on form 10-K.

In addition to the above, the Company is not precluded from issuing unregistered shares to the holder of the convertible note or Senior warrants in the event the holder elects to exercise these instruments prior to the time which registered shares become available. In addition, the Senior warrants do not feature any cash settlement alternatives that are within the control of the holder. Accordingly, the Senior Warrant is classified as an equity instrument in accordance with the provisions of EITF 00-19.

Junior Notes

Under the Note Purchase Agreement, the Company also issued a Junior Secured Convertible Note to Trust A-4 - Lloyd I. Miller (the “Junior Lender” and together with the Senior Lenders, the “Lenders”) in the aggregate principal amount of $3.0 million (the “Junior Note”). The interest rate for the Junior Note is 10% per annum if paid in cash, or 14% per annum if paid in kind, which forms of payment are at the Company’s election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest is payable quarterly in arrears beginning June 30, 2006, unless the Company chooses to pay the interest in kind option, in which case the interest will be added to the principal amount of the Junior Note during the period in which the Company makes such election. The Junior Note is convertible into common stock of the Company at any time at the election of the holder at a conversion price of $0.20 per share of common stock. The Junior Note issued to the Junior Lender is convertible into 15,000,000 shares of the Company’s common stock, assuming the interest thereon is paid in cash. The Company is restricted from prepaying any or all of the Junior Notes prior to March 1, 2010 without the consent of the holder of the Junior Notes, which consent is at the sole discretion of the note holder.

The Company evaluated the conversion feature embedded in the Junior Note to determine whether under SFAS 133, such conversion feature should be bifurcated from its host instrument and accounted for as a free standing derivative. In performing this analysis the Company determined that the Junior Notes meet the definition of a conventional debt instrument; accordingly, the notes and related conversion option were accounted for in accordance with the provisions of EITF 98-5 and EITF 00-27. Under this method, the Company recorded a $3,000,000 discount against the entire principal amount of the note, based on the intrinsic value of the embedded conversion option of $0.40 per share as of March 8, 2006 multiplied by 15,000,000 shares issuable upon conversion; however, such discount was limited to the carrying value of the note. The discount of $3,000,000 is being amortized over the five year term of the note. Amortization of the discount amounted to $200,000 for the year ended June 30, 2006 and is included as a component of interest expense in the accompanying statement or operations.

On June 15, 2006, the Company entered into a First Amendment to Note Purchase Agreement (the “First Amendment”) with the Lenders pursuant to which the Company issued an additional Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $1,000,000 (the “Additional Junior Note”) on substantially similar terms set forth in the Junior Note. Thus, the interest rate for the Additional Junior Note is 10% per annum if paid in cash, or 14% per annum if paid in kind, which is at the Company’s election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest will be payable quarterly in arrears beginning June 30, 2006, unless the Company chooses its payment in kind option, in which case interest will be added to the principal amount of the Additional Junior Note during the period that the Company continues such election. The Additional Junior Note may be converted into common stock at any time at the election of the holder at a conversion price of $0.20 per share of common stock. A portion of the proceeds from the issuance of the Additional Junior Note were used to purchase certain assets primarily consisting of a customer list from the Long Island Division of TekConnect Corporation, (“TekConnect”), and the remaining proceeds will be used for general corporate purposes. The Junior Note issued to the Junior Lender is convertible into 5,000,000 shares of common stock of the Company, assuming the interest thereunder is paid in cash. The Company recorded a $400,000 discount against the principal amount of the note, based on the intrinsic value of the embedded conversion option of $0.08 per share as of June 15, 2006 multiplied by 5,000,000 shares issuable upon conversion. The discount of $400,000 is being amortized over the remaining term of the note. Amortization of the discount amounted to $7,143 for the year ended June 30, 2006 and is included as a component of interest expense in the accompanying statement or operations.

On June 30, 2006, the Company elected to pay interest on the note in kind and recorded an aggregate interest charge of $136,932 for the period ended June 30, 2006 which was added to the respective principal amount of the notes. The interest added to the principal amount is convertible at $0.20 per share into 684,658 shares of the Company’s common stock. The Company did not record an additional discount as the trading price as of June 30, 2006 was below the conversion price.

Textron Financial Corporation Working Capital Facility

On June 30, 2003, the Company entered into a twelve (12) month credit facility agreement with annual automatic renewals with an agency of Textron Financial Corporation (“Textron”). Under this facility Textron provided a full notification factoring facility for up to $7,000,000 of working capital collateralized by accounts receivable, inventory, general intangibles and other assets. Eligible accounts receivable expected to be collected within 90 days were purchased with recourse, with a holdback amount of 15%. Interest was charged on the outstanding balance at the prime rate plus 2% (8.25% at June 30, 2005). Additionally, a 0.25% discount fee was charged at the time of purchase. Effective July 1, 2004 the Textron credit facility agreement was amended and extended for an additional period of twenty-four (24) months.

In August 2005, the Company terminated its credit facility agreement with an agency of Textron Financial Corporation (“Textron”) and paid the entire balance then outstanding of approximately $4,800,000.

Debt Extinguishment Related Accounting

As described above, the Company entered into Conversion and Settlement Agreements with the 9% Note holders, ITI Note Holders and Bridge Note Holders, which provided for their immediate and irrevocable cancellation in exchange for such number of shares of common stock derived by dividing the aggregate principal and interest on the notes by a conversion price of $0.20 per share. These agreements effectuated a complete settlement of these debts. The Company accounted for these extinguishments in accordance with SFAS 15 due to the fact that the holders of these notes granted the Company concessions intended to alleviate its immediate liquidity constraints. The concession that the creditors granted to the Company enabled it to (a) effectuate their settlement through an exchange of equity instead of a use of cash and (b) consummate a private placement of equity securities (Note 14) that resulted in an infusion of cash that was needed to sustain operations.

In accordance with the provisions of SFAS 15, the Company recorded, with respect to the 9% Notes, a $5,314,705 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 13,283,028 shares of common stock issuable to such holders for the settlement of the notes (of which 3,532,914 were delivered to certain note holders as of March 2006) and (b) the carrying value of the notes on March 8, 2006, the settlement date, which amounted to $2,655,112.

With respect to the ITI Notes, the Company recorded a $4,086,547 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 10,216,365 shares of common stock issuable to such holders for the settlement of the notes and (b) the carrying value of the notes on the settlement date, which amounted to $2,043,273.

With respect to the Bridge Notes, the Company recorded a $5,218,630 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 13,046,575 shares of common stock issuable to such holders for the settlement of the notes and (b) the carrying value of the notes on the settlement date, which amounted to $2,609,315.

The Company also entered into Conversion and Settlement Agreements with certain of its trade creditors to convert outstanding debt balances in the aggregate of $160,833 into 804,165 shares of common stock at the conversion price of $0.20 per share. Of such shares, 250,000 shares were issued to our former Chief Financial Officer, Robert Webber, in exchange for the cancellation of debt in the amount of $50,000. With respect to these certain trade payable debts, the Company recorded a $321,666 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 804,165 shares of common stock issuable to such holders for the settlement of the debt and (b) the aggregate debt of $160,833 at the conversion price of $0.20 per share.

The Company, in connection with the new debt financing and private placement of equity described in Note 14, also entered into binding agreements with certain of its trade creditors to discharge approximately $1,947,000 of indebtedness in exchange for cash payments of approximately $725,000 from funds received through its issuance of the Junior Notes. The completion of these transactions resulted in a $1,222,000 gain which is included in Other Income (expense) in the accompanying statement of operations for the year ended June 30, 2006.

12.                                 ACQUISITION INDEBTEDNESS

Acquisition indebtedness at June 30, 2005 includes $1,500,000 of accrued contingent consideration payable to the sellers of Redrock, $2,250,000 of accrued contingent consideration payable to the sellers of ITI, and an additional $595,748 payable to the sellers of ITI based on a formula that provided for an additional cash payment based on the difference between the value of actual common shares issued as purchase consideration and certain minimum values specified under a formula in the purchase agreement.

During the year ended June 30, 2006, the Company paid $850,000 to the sellers of Redrock and withheld $650,000 pending the settlement or resolution of certain litigation brought against the former shareholders of Redrock in the Redrock Dispute. In addition the Company paid $270,993 to two of the former shareholders of ITI, who are currently employees of the Company and restructured the terms of the remaining balance. Accordingly, a portion of the payments are classified as non-current in accordance with the amended payment terms.

In September 2005, the Company entered into promissory notes with the three remaining ITI Shareholders (the “ITI Notes”), including the Company’s current chief executive officer, Casper Zublin, Jr., to pay an aggregate of $2,574,735. Principal payments were due quarterly beginning in September 2005, with the balance due on July 31, 2006. The ITI Notes bore interest at a rate of 8.9%. The interest on Mr. Zublin’s note was payable in shares of the Company’s Common Stock. The Company paid $643,684 in principal due under the ITI Notes in September 2005, with a remaining aggregate principal balance of $1,931,051.

On March 8, 2006, the Company entered into Conversion and Settlement Agreements with the holders of ITI Notes providing for the surrender of the notes to the Company for their immediate and irrevocable cancellation in exchange for such number of shares of common stock derived by dividing the aggregate principal and interest of $2,043,273 by a conversion price of $.20 per share. As described in Note 11, the Company accounted for the extinguishment of these and other notes that were also settled on March 8, 2006 as a troubled debt restructuring in accordance with SFAS 15. The conversion was effective and the shares of common stock were issued in June 2006 following the effective date of the 1 for 10 reverse stock split.

13.                                 COMMITMENTS, CONTINGENCIES, AND OTHER AGREEMENTS

Lease Commitment

The Company is obligated under a non-cancelable lease for aggregate base annual rent of approximately $271,000 (California headquarters and Southwest Region) through January 2009. The Company also leases 9 separate direct sales offices and other commercial facilities wherein the aggregate of all leased facilities contain approximately 39,141 square feet under lease terms ranging from month-to-month to five years. Total rent expense for the fiscal years ended June 30, 2006, 2005, and 2004 was $874,000, $ 1,317,000, and $ 1,367,000 respectively. At June 30, 2006, future minimum rental payments under non-cancelable operating leases are as follows:

Year Ending June 30,	Amount
(in thousands)
2007	$603
2008	515
2009	369
2010	116
2011	41
Thereafter	10
$1,654

Separation Agreement with Former Chief Executive Officer

On May 26, 2005, the Company and Steven J. Ross, its then Chairman and Chief Executive Officer entered into a Separation Agreement and General Release (“Separation Agreement”). The Separation Agreement provides for the mutual termination of an Employment Agreement, dated July 1, 2004, between the Company and Mr. Ross, pursuant to which Mr. Ross was employed as President and Chief Executive Officer of the Company. The Separation Agreement also provides for salary continuation for Mr. Ross based on his then current annual salary of $440,000 through May 31, 2006, a portion of his bonus under the Employment Agreement not to exceed $110,000, and continuation of insurance benefits through May 31, 2006. The Separation Agreement contains a mutual release, as well as certain non-solicitation and non-competition covenants by Mr. Ross in favor of the Company.

In March 2006, the balance due under the separation agreement was restructured to a one-time cash settlement of $43,333 with a remaining $73,333 being converted into shares of the Company’s common stock at a conversion price of $0.20 per share.

Contract Management Services Agreement

As of March 1, 2004, the Company entered into a series of agreements with Young Williams, P.C. Under the services agreement, Young Williams will manage certain contracts of the Company pursuant to which it provides child support services. The Company agreed to pay Young Williams a fee of 12% of revenues under the contracts, and the Company will remain responsible for the operating expenses related to the contracts managed by Young Williams for the current term and option year extensions of each contract. The management fee paid to Young Williams was $309,000 for the year ended June 30, 2006. On June 30, 2006, the Company completed its transition of all outstanding BPO operations to Young Williams, P.C. The Company has no future payment obligations under this arrangement.

14.                                 STOCKHOLDERS’ EQUITY

Completion of Reverse Stock Split

On December 13, 2005, the Company’s stockholders authorized the Board of Directors to amend the Company’s Second Amended and Restated Certificate of Incorporation in order to effectuate a Reverse Split. On May 24, 2006 the Board of Directors approved the Reverse Split and authorized the officers of the Company to file a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to effectuate the Reverse Split. On June 5, 2006 the Company effectuated the 1-for-10 reverse split of its common stock.

Equity Transactions Completed During the Year End June 30, 2004

In July 2003, the Company sold 419,800 shares of its common stock at $5.00 per share, for aggregate proceeds, net of costs, of approximately $1,834,000. The Company also issued 41,980 common stock purchase exercisable for five-years at $10 per share to the placement agent in this transaction.

On July 3, 2003, the Company and certain investors agreed to cancel a $5,000,000 note plus $625,000 of accrued interest and 750,000 common stock purchase warrants. The note was originally issued in connection with the Company’s acquisition of its common stock. Accordingly, the cancellation of the note was recorded as an increase to paid-in-capital.

On October 9, 2003, the Company issued 5,000 shares of its common stock for services valued at $50,000.

On October 16, 2003, the Company issued 10,843 shares of its common stock with a fair value of $90,000 pursuant to an Asset Purchase Agreement with Entellus Technology Group.

On December 9, 2003, the Company sold 333,333 shares of common stock at a price equal to $6.60 per share for an aggregate gross purchase price of $2,200,000. The Company also issued to the investors in the transaction, warrants to purchase 166,667 shares of common stock. The first warrant entitles the investor to purchase up to 20% of the common stock purchased at an exercise price equal to $10.00 per share (the “20% Investor Warrants”) and the second warrant entitles the investor to purchase up to 30% of the common stock purchased at an exercise price equal to $7.50 per share (the “30% Investor Warrants”). Both the 20% Investor Warrants and the 30% Investor Warrants are exercisable immediately and have a five-year term. In addition, the placement agent received fees (including expense reimbursement) of $189,050 and 50,000 common stock purchase warrants equal to 10% of the aggregate shares of common stock and common stock purchase warrants exercisable at $9.10 per share. Other fees incurred in this transaction amounted to $3,900. On October 15, 2004, the exercise price of the 20% Investor Warrants was reduced to $5.00 concurrent with the issuance of warrants to certain investors in the 9% Convertible Notes financing.

On January 1, 2004, the Company issued to certain investors, 285,024 common stock purchase warrants exercisable at $7.50 per share to various investors due to a delay in filing a registration statement.

On January 29, 2004, the Company sold 45,455 shares of common stock, and warrants to purchase up to 22,727 shares of the common stock for proceeds of $300,000. The placement agent was paid a fee amounting to $24,000 in cash and warrants to purchase up to 6,818 shares of common stock.

On January 30, 2004, the Company issued a $3,500,000 three-year secured convertible term note to Laurus with warrants to purchase up to 42,500 shares of common stock at exercise prices ranging from $11.20 to $15.70 per share. The Company allocated 325,000 of the proceeds to the warranta and the intrinsic of the benefical conversion feature upon the issuance of this note. The Company also paid an investment advisory fee of $280,000 (8% of offering proceeds) of which $210,000 was paid in cash and $70,000 was paid in common stock (7,778 shares at a value of $9.00 per share). In June 2004, the Company converted $225,000 of the principal amount of this note into 25,000 shares of common stock. The Company subsequently amended this note in November 2004 and a subsequent note Amended and Restated Laurus Note described in Note 11.

On March 17, 2004, the Company sold 178,000 shares of common stock at $6.80 per share, for an aggregate purchase price of $1,210,400. The investors received warrants for 35,600 shares of common stock at $9.00 per share for five years. Placement fees and expenses for the offering were $96,832 and a warrant to purchase 35,600 shares at $9.00 per share for five years.

On April 27, 2004, the Company entered into a series of agreements for a private placement of shares of the Company’s common stock, for an aggregate purchase price of $6,347,480 at a price equal to $11.50 per share. Upon closing, the Company issued (i) 604,524 shares of common stock to the Purchasers, (ii) Series A common stock purchase warrants to purchase 181,368 shares of common stock (or up to 30% of the common stock issued to the Purchasers) at an exercise price equal to $17.50 per share (the “Series A Warrants”) and (iii) Series B common stock purchase warrants to purchase 120,904 shares of common stock (or up to 20% of the common stock issued to the Purchasers) at an exercise price equal to $15.00 per share (the “Series B Warrants”). In addition, the placement agent received a fee of $480,849 and was issued 90,678 common stock purchase warrants (equal to 10% of the aggregate shares of common stock issued) at an exercise price of $13.50 per share. The Series A Warrants and the Placement Agent Warrants are exercisable for a term of five years beginning six months following the closing date and are subject to anti-dilution protection. The Series B Warrants expired in full June 10, 2005. An additional fee of $60,000 was paid for professional services rendered in connection with the closing.

On May 3, 2004, the Company issued a $2,500,000 three-year secured convertible term note to Laurus with warrants to purchase up to 62,500 shares of common stock at an exercise price of $12.50 per share. The Company allocated 174,000 of the proceeds to the warrants. The Company incurred transaction expenses amounting to $298,000 of which $198,000 was paid in cash and $100,000 was paid in common stock (8,333 shares at a value of $12.00 per share). The Company subsequently amended this note in November 2004 and a subsequent note Amended and Restated Laurus Note described in Note 11.

In June 2004, the Company issued 26,316 shares of the Company’s common stock valued at $200,000 in connection with the purchase of Woda & Associates.

Equity Transactions Completed During the Year End June 30, 2005

On October 7, 2004, the Company issued 30,000 shares of common stock that are being held in escrow for AMR Networks. The shares were issued in connection with the Company’s purchase of certain assets and contracts from AMR Networks. The shares do not have any voting rights nor are they eligible for dividends, if declared, while they are in escrow. The shares may be distributed the sellers over a three-year period in increments of 10,000 shares per year upon the attainment of $500,000 in gross profit from AMR Networks’ business.

On October 15, 2004, the Company issued to certain investors, the 9% Notes and warrants to purchase 341,444 shares of Company common stock at $7.4750 per share (Note 11). In addition, the Company issued warrants to purchasers who had not previously participated in any financing of the Company to purchase 55,454 shares at a price of $12.50 per share. These warrants expired June 30, 2005. The exercise price of these warrants was reduced, pursuant to their terms, to $5.20 per share in February 2005. The Company recorded an aggregate of $569,000 of discounts upon its issuance of the 9% Notes, which includes an allocation of a portion of the proceeds to the fair values of the warrants and the effective beneficial conversion feature embedded in the notes.

The Company also issued warrants to purchase 69,231 shares of common stock at an exercise price of $7.4750 per share to the placement agent in the 9% Notes transaction. The warrants, which had an aggregate fair value of $44,246 are included in the accompanying statement of stockholders’ equity as an increase to additional paid in capital.

On October 15, 2004, the Company issued a five-year warrant to purchase 115,000 shares of its common stock at an exercise price of $5.20 per share to Centrecourt Asset Management, in exchange for services. The warrants, which had an aggregate fair value of $190,000 are included in the accompanying statement of stockholders’ equity as an increase to additional paid in capital.

On November 15, 2004, the Company cancelled a warrant to purchase 62,500 shares at $12.50 per share and issued a warrant to purchase 104,615 shares of its common stock at $6.50 per share in connection with its issuance of the Amended and Restated Secured Convertible Term Note to Laurus Master Fund, Ltd. (Note 11). The Company also issued 6,154 shares of its common stock with a fair value of $40,000 as a fee to the transaction advisor in the issuance of the Laurus Notes.

On January 18, 2005, the Company issued 78,251 shares of common stock to three holders of the 9% Notes (Note 11), in connection with their conversion of $508,631 in principal and interest due to such holders.

On February 10, 2005, the Company entered into a Securities Purchase Agreement with certain investors to purchase an aggregate of 1,480,769 shares of common stock at a price of $5.20 per share, and warrants to purchase an aggregate of 370,192 shares of common stock at an exercise price of $6.60 per share. Gross proceeds from this transaction amounted to $7,700,000. The Company also incurred $823,000 in fees in connection with its issuance of these shares that were recorded as a reduction of additional paid in capital.

On April 4, 2005, the Company issued 79,365 shares of its common stock with a fair market value of $500,000 based on a price of $6.30, the average closing price of the Company’s common stock for the 10 trading days prior to September 29, 2004, to the sellers of Redrock as partial purchase consideration.

Equity Transactions Completed During the Year End June 30, 2006

On August 1, 2005, the Company issued 428,000 shares of its common stock valued at $1,544,000 in connection with the purchase of Integration Technologies Inc.

On August 14, 2005, the Company’s then outstanding Series A preferred stock automatically converted into shares of its Class A Common Stock, at a rate of 2.5 common shares for each preferred share, pursuant to the terms of the Series A preferred stock certificate of designations. During the six months ended December 31, 2005, all remaining shares of the Company’s Series A Preferred Stock were exchanged or automatically converted into 145,782 shares of the Company’s Common Stock, including common shares issued for fractional shares.

On October 26, 2005:

The Company, issued warrants to the holders of the Bridge Notes to purchase 100,000 shares of its common stock. The Warrants were originally exercisable for an exercise price equal to the greater of $1.00 per share or the price per share at which common stock is sold in any rights offering to record holders of its common stock. The warrants expire on October 26, 2015. The exercise price of such warrants has since been reduced to $0.01 as a result of anti-dilution protection (Note 11). The company recorded a $150,000 discount on the notes based on the rotative fair value of the notes and the warrants.

The Company reduced the exercise price of warrants held by Laurus from $6.50 per share to $2.50 per share which resulted in the recognition of a $49,851 non-cash interest charge and corresponding increase to additional paid in capital (Note 11).

The Company reduced the conversion price of the 9% Notes from $6.50 to $2.20 per share which resulted in the recognition of a $1,742,853 non-cash interest charge and corresponding increase to additional paid in capital (Note 11).

The Company reduced the exercise price of warrants held by the holders of the 9% Notes from $5.00 to $2.20 per share, and increased the number of shares issuable upon exercise by 491,400 shares which resulted in the recognition of a $168,768 non-cash interest charge and corresponding increase to additional paid in capital (Note 11). The exercise price of such warrants has since been reduced to $0.01 as a result of anti-dilution protection (Note 11).

On March 8, 2006, the Company issued 3,795,700 shares of common stock and 759,140 common stock purchase warrants exercisable at $0.20 per share in private placement transaction for gross proceeds of $759,140. Network 1 Financial Securities, Inc. (“Network 1”), which acted as the placement agent in this transaction, was paid a $75,914 cash and issued a warrant to purchase 759,140 shares of common stock at an exercise price of $0.20 per share.

The securities purchase agreement relating to the issuances of common stock provide the investors in this transaction with registration rights that require the Company to file, within certain contractual time frames, a registration statement covering the resale of the shares and shares underlying the warrant issued to the investors in this transaction. Such registration rights provide for the Company to pay a share based penalty in an amount equal 2% of the shares purchased in this transaction until such time that the Company becomes compliant or the registrable shares may be sold without registration or restriction under Rule 144. The number of shares issuable as a penalty is limited to, and may not exceed, the number of shares purchased by the investors in this transaction. The fair value of the registration rights agreement is insignificant to the Company’s financial statements. The Company has filed the required registration statement and anticipates that it will become effective following the filing of its annual report with the SEC on form 10-K.

In addition to the above, the Company is not precluded from issuing unregistered shares to the investors in this transaction in the event they elect to exercise the warrants prior to the time in which registered share become available. The warrants also do not feature any cash settlement alternative that is within the control of the holders. Accordingly the warrants are classified as equity instruments with the provisions of EITF 00-19.

On March 8, 2006, as a condition to the closing of the private placement, the Company entered into the Fifth Amended Warrant Agreement with American Stock Transfer & Trust Company (the “Fifth Amended Warrant Agreement”) to amend its publicly-traded Class A Warrants to reduce their exercise price from $20.00 per share to $0.20 per share which resulted in the recognition of a $95,188 non-cash interest charge and corresponding increase to additional paid in capital.

On March 8, 2006, the Company issued warrants to the investors of the Senior Notes described in Note 11, warrants to purchase up to 19.9% of the Company’s fully dilutes outstanding common stock at the time of exercise, exercisable at $.001 per share of common stock through December 31, 2016. As described on Note 11, the number of shares issuable upon the exercise these warrants increases based on all subsequent issuances of common stock or common stock equivalents. Accordingly, the fair value of this warrant, after giving effect to increases in the number of shares for all issuances of equity securities, amount to $6,228,468 and is included in the accompanying statement of stockholders equity as increase to additional paid in capital. The fair value of the warrant was calculated using the Black Scholes option pricing model upon its original issuance and at each date in which the number shares issuable increased based on the fair value of the incremental shares. Assumptions used to price this warrant at the original issuance date and at each date in which an increase occurred are as follows:

	3/8/06	3/31/06	5/15/06	6/6/06	6/15/06	6/30/06
Fair value of common stock	$0.60	$0.45	$0.43	$0.40	$0.28	$0.17
Dividend yield	—	—	—	—	—	—
Risk free interest rate	4.76%	4.82%	5.01%	5.03%	5.15%	5.21%
Volatility	86.24%	93.95%	99.89%	100.86%	108.88%	109.24%

As described in Note 11, the Company recorded a $3,000,000 discount upon its issuance of the Junior Secured Convertible Note in the principal amount of $3,000,000.

In March 8, 2006, the Company issued a Junior Secured Convertible Note to Trust A 4—Lloyd I. Miller (the “Junior Lender”) in the aggregate principal amount of $3.0 million and is convertible into 15,000,000 shares of the Company’s common stock. the Company recorded a $3,000,000 discount against the entire principal amount of the note, based on the intrinsic value of the embedded conversion option of $0.40 per share as of March 8, 2006 multiplied by 15,000,000 shares issuable upon conversion; however, such discount was limited to the carrying value of the note (Note 11).

On March and June of 2006, the Company issued the following shares of common stock in exchange for settlements of debt as follows (Note 11):

Trade creditors—804,165 shares in settlement of $160,833 of trade payable and a $321,666 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 804,165 shares of common stock and (b) the aggregate debt of $160,833 at the conversion price of $0.20 per share.(Note 11),

Holders of ITI Notes—10,216,365 shares in settlement of $2,043,273 of acquisition indebtedness and a $4,086,547 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 10,216,365 shares of common stock and (b) the carrying value of the notes on the settlement date, which amounted to $2,043,273 at the conversion price of $0.20 per share (Note 11),

Holders of 9% Notes—13,283,028 shares in exchange for $2,655,112 of 9% Notes and a $5,314,705 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 13,283,028 shares of common stock and (b) the carrying value of the notes on the settlement date, which amounted to $2,655,112 at the conversion price of $0.20 per share (Note 11).

Bridge Note Holders—13,046,575 shares in exchange for $2,609,315 of Bridge Notes and a $5,218,630 loss on the extinguishment of the debt, based on the difference between the (a) fair value of 13,046,575 shares of common stock and (b) the carrying value of the notes on the settlement date, which amounted to $2,609,315 at the conversion price of $0.20 per share (Note 11).

On May 15, 2006, the Company issued (in a second closing of its March 8, 2006 private placement) 5,729,520 shares of its common stock and warrants to purchase an aggregate of 1,145,904 shares of common stock at an exercise price of $0.20 per share for gross proceeds of $1,145,904. The Company also paid Network 1 $114,590 cash fee and warrants to purchase 1,145,904 shares of common stock at an exercise price of $0.20 per share.

On June 5, 2006, the Company effectuated a 1-for-10 reverse stock split of the Company’s outstanding shares of common stock

On June 15, 2006, the Company issued an additional Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $1,000,000. The Additional Junior Note is convertible into 5,000,000 shares of the Company’s common stock. The Company recorded a $400,000 discount against the principal amount of the note, based on the intrinsic value of the embedded conversion option of $0.08 per share as of June 15, 2006 multiplied by 5,000,000 shares issuable upon conversion.

On June 2, 2006, 136,601 warrants held by accredited investors were exercised pursuant to a cashless exercise procedure.

On June 27, 2006, 52,392 warrants held by accredited investors were exercised pursuant to a cashless exercise procedure.

During the year ended June 30, 2006, the Company incurred approximately $549,000 of legal and accounting fees related to the recapitalization, debt conversion, and private placement activities of the Company.

15.                                 SHARE-BASED PAYMENT ARRANGEMENTS

In 1992, the Company’s Board of Directors authorized it to adopt the 1992 Employee Stock Option Plan. The 1992 plan provided for the grant of up to 200,000 incentive stock options (“ISO’s”) under Section 422 of the Internal Revenue Code to Company employees and non-qualifying options (“NSO’s”) to officers, directors, key employees or other individuals at the discretion of the compensation committee of the Board of Directors. The 1992 Plan was terminated in June 2002. During the year ended June 30, 2006, 42,133 options exercisable at $12.50 per share under this plan expired.

In November 1997 the Company’s Board of Directors authorized it to adopt the 1997 Stock Option Plan for Non-employee Directors. The 1997 Plan provided for the grant of up to 30,000 stock options at an exercise price of 100% of the fair value of the Company’s common stock on the date of grant. During the year ended June 30, 2006, 8,000 options were forfeited and 1,000 options remained outstanding and exercisable at $22.50 per share under this plan.

On August 14, 2000, the Company assumed the Data Systems Network Corp Stock Option Plan in connection with a business combination. Options granted under this Plan were either ISO’s or NSO’s. No further options may be granted under the Data Systems Plan. Options granted under this plan expire at various times until 2010. As of June 30, 2006 there were outstanding options to purchase 5,941 shares of the Company’s Series A Preferred stock at an average price of $24.01 per share. Each share of Series A Preferred issuable upon the of exercise of these option is convertible into 2.5 shares of the Company’s common stock.

In 2001, the Company’s Board of Directors authorized it to adopt the 2001 Employee Stock Option Plan. The 2001 plan, as amended, provides for the grant of up to an aggregate 400,000 ISO to employees and NSO’s to officers, directors, key employees or other individuals at the discretion of the compensation committee of the Board of Directors. At of June 30, 2006 there were outstanding options to purchase 114,225 shares of the Company’s common stock under this plan at an average price of $6.50 per share.

In May 2005, the Company’s Board of Directors authorized it to adopt the 2005 Employee Stock Option Plan. The 2005 plan, as amended, provides for the grant of up to an aggregate 3,000,000 ISO to employees and NSO’s to officers, directors, key employees or other individuals at the discretion of the compensation committee of the Board of Directors. There were 110,000 options outstanding under this plan at June 30, 2006.

As described in Note 3, the fair value of all awards was estimated at the date of grant using the Black-Scholes option pricing model. Assumptions relating to the estimated fair value of stock options that the Company granted prior to July 1, 2006 that were accounted for and recorded under the intrinsic value method prescribed under APB 25 are also described in Note 3.

On July 13, 2005, the Company (under its 2005 Plan) granted to each of its Chief Executive Officer and Chief Financial Officer options to purchase 100,000 shares of its common stock vesting in equal installments over two-years at an exercise price of $3.00 per share (200,000 shares in the aggregate) that have a have a five year life. Subsequent to the date of grant, the Company’s Chief Financial Officer forfeited options to purchaser 100,000 shares of common stock. The stock-based compensation expense for the fair value of the vested options granted to the Chief Executive amounted to $58,136 during the year ended June 30, 2006. Assumptions relating to the estimated fair value of these stock options, which the Company is accounting for in accordance with SFAS 123(R) are as follows: risk—free interest rate of 3.59%; expected dividend yield zero percent; expected option life of five years; and current volatility of 91.82%.

On August 17, 2005 the Company (under its 2005 Plan) granted to three non-employee directors, options to purchase an aggregate of 30,000 shares of its common stock at $2.50 per share that have a have a five year life. Subsequent to the date of grant, two non-employee directors forfeited options to purchase an aggregate of 20,000 shares of common stock. The stock-based compensation expense for the fair value of the options granted to the remaining directors amounted to $12,314 during the year ended June 30, 2006. Assumptions relating to the estimated fair value of these stock options, which the Company is accounting for in accordance with SFAS 123(R) are as follows: risk—free interest rate of 3.89%; expected dividend yield zero percent; expected option life of five years; and current volatility of 106.08%.

On June 15, 2006, the Company’s Board of Directors approved the 2006 Nonqualified Stock Option Plan (the “2006 Plan”), which provides for the grant of nonqualified stock options to purchase up to an aggregate of 11,790,672 shares of our common stock to members of our Board, employees and consultants. Our Board of Directors, or a committee of two or more members of our Board, will administer the 2006 Plan. The administrator will have full authority to establish rules and regulations for the proper administration of the 2006 Plan, to select the employees, consultants and directors to whom awards are granted, and to set the date of grant, the exercise price and the other terms and conditions of the awards, consistent with the terms of the 2006 Plan. The administrator may modify outstanding awards as provided in the 2006 Plan.

The terms of the awards are subject to the provisions in an option agreement, consistent with the terms of the 2006 Plan. The exercise price of a stock option shall not be less than the fair market value of our common stock on the date of grant. No stock option shall be exercisable later than ten (10) years after the date it is granted.

The administrator may amend the 2006 Plan at any time. No such amendment may be made by our Board of Directors without the consent of an option holder if such amendment would substantially affect or impair the rights of such option holder. In addition, the administrator may terminate the 2006 Plan at any time. However, in no event may an award be granted pursuant to the 2006 Plan on or after June 15, 2016.

The 2006 Plan will be submitted to a vote of our stockholders within twelve (12) months of our adoption of the 2006 Plan. The affirmative vote of stockholders holding not less than a majority of our issued and outstanding shares of common stock is required to approve the adoption of the 2006 Plan. All stock options granted under the 2006 Plan are subject to obtaining such stockholder vote.

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future due to its substantial accumulated deficit and limited capital resources. Accordingly, expected dividend yields are currently zero. Expected volatility is principally based on the historical volatility of the Company’s stock.

The Company, during the quarter ended June 30, 2006, elected to accelerate the vesting of all remaining options that it granted prior to July 1, 2006. As described in Note 3, the aggregate fair value of these options amounted to $275,000. Remaining awards that the Company granted during the year ended June 30, 2006 (which grants were issued to the Chief Executive Officer) are being amortized over their respective vesting periods.

The Company’s operations and the nature of its business changed substantially during 2006 with the integration of acquired businesses and the recruitment of a new Chief Executive Officer. Accordingly, the Company anticipates structuring future awards in a manner that is intended to align the goals of its employees with the long-term strategic objectives of the business. The expensing of share based payments in future periods (expectations of vesting) will be based upon all available data including historical cancellations and forfeitures of stock options and current data relating to employee turnover rates. The Company will prospectively monitor employee terminations, exercises and other factors that could affect the development of its expectations of vesting of options in future periods.

A summary of option activity for the year ended June 30, 2006 is as follows:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2005	355,300	7.91
Granted	230,000	2.93
Exercised	—	—
Forfeited or expired	(354,134)	6.40
Outstanding at June 30, 2006	231,166	5.26	5.94	—
Exercisable at June 30, 2006	180,166	5.88	6.47	—

The weighted-average grant date fair value of options granted during the year ended June 30, 2006 amounted to $2.93 per share. The weighted average remaining contractual term of options outstanding gives effect to employee terminations which, under the provisions of the plans reduces the remaining life of such options to a period of 90 days following the respective dates of such terminations.

The Company did not modify any stock options granted to employees or non employees under any of its share-based payments other than accelerating the vesting of options prior to July 1, 2005. In addition, the Company did not capitalize the cost associated with stock based compensation awards nor have optionees exercised any options during the year ended June 30, 2006. Unrecognized compensation costs which relates only to the options granted to the Chief Executive Officer July 13, 2006 amounted to $58,136. The Company expects to recognize the cost over a remaining period of twelve months.

16.                                 DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution 401(k) plan that covers substantially all employees. Contributions to the Plan may be made by the Company (which are discretionary) or by plan participants through elective salary reductions. During the year ended June 30, 2003 and 2002, contribution expense was $125,000 and $60,000 respectively. No contributions were made to the plan by the Company during the year ended June 30, 2006.

17. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Deferred tax assets and liabilities consist of the following:

	June 30,
	2006	2005
	(amounts in thousands)
Deferred tax assets:
Net operating loss carry forwards	$14,000	$13,200
Allowance for doubtful accounts	280	240
Inventory	10	17
Allowance for note due from investee
Unrealized loss on investments	—
Depreciation	(110)	250
Accrued compensation	540	200
Amortization	(170)	0
Capital loss carry-forward	1,050	696
	15,600	14,602
Valuation allowance	(15,600)	(14,602)
Net deferred tax assets	$0	$0

The Company’s recorded income tax benefit, net of the change in the valuation allowance for each of the periods presented is as follows:

	Year ended June 30,
	2006	2005	2004
	In 000’s
Income tax benefit	$998	$2,786	$2,080
Income tax benefit not recognized	$(998)	$(2,786)	$(2,080)
Income tax benefit	$—	$—	$—

A reconciliation of the expected statutory rate of 34% to the Company’s actual rate as reported for each of the periods presented is as follows:

	Year ended June 30,
	2006	2005	2004
Expected statutory rate	(34.0)%	(34.0)%	(34.0)%
State income tax rate, net of Federal benefit	(5.3)%	(5.3)%	(5.3)%
Effect of permanent differences	(35.9)%	26.6%	28.4%
	(3.4)%	(12.7)%	(10.9)%
Valuation Allowance	3.4%	12.7%	10.9%
	—	—	—

The Company has net operating losses of approximately $35,000,000 that may be available to offset future taxable income that will expire at various times through 2026. The net operating losses may be subject to a substantial limitation under the:”Change of Ownership”: under Section 382 of the Internal Revenue Code. Permanent differences in 2004 and 2005 principally relate to the Company’s goodwill impairment charges and non-deductible amortization of acquired intangibles. Permanent differences in 2006 principally relate to debt extinguishment and losses, non-cash interest, and non-deductible amortization and capital loss carry forward of approximately $2,670,000 that will expire at various times through 2011.

18. CONCENTRATION OF RISK

A. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation for up to $100,000. The Company’s cash balances exceeded such insured limits at certain times during the fiscal year.

B. The State of New York and its agencies in the aggregate accounted for 26% of the Company’s revenues during fiscal 2006. No other customer, or combined agencies of any state or municipality, in the aggregate, accounted for more than 10% of the Company’s revenue from continuing operations during fiscal 2006.

C. Company sales of products manufactured by three manufacturers accounted for approximately 53% of product and 37% of total revenues during fiscal 2006, 39% of product and 22% of total revenues during fiscal 2005, and 39% of product and 18% of total revenues during fiscal 2004. Typically, vendor agreements provide for the Company to be appointed, on a non-exclusive basis, as an authorized reseller of specified products at specified locations. The agreements generally are terminable on 30 to 90 days notice or immediately upon the occurrence of certain events, and are subject to periodic renewal.

19. DISCONTINUED OPERATIONS

Discontinued operations relates to the Company’s disposal of its non-emergency transportation business that was completed during the year ended June 30, 2003. As of June 30, 2006, remaining liabilities of the discontinued business amounted to $258,000.

Major assets disposed include the following (in thousands):

2003
Purchase Price	$6,450
Goodwill	(11,950)
Acquired customer list	(560)
Property, Plant & Equipment, net	(249)
Net Loss on Disposal of Discontinued Operations	$(6,309)

The Asset Puchase Agreement relating the disposal of this business provided for the Company to receive certain payments of contingent consideration. Such payments amounts to $392,000 during the year ended June 30, 2004. The Discontinued Operations gain for year ended June 30, 2005, which amounts to $1,846,000, includes $1,593,000 from the settlement of claims under previously existing contract to provide non-emergency transportation services within this segment to the Commonwealth of Virginia.Liabilities of the discontinued operations include a $258,000 note payable. For the year ended June 30, 2006, the gain on Discontinued Operations was $513,000 and no further gains are expected.

20. BUSINESS SEGMENTS

The Company’s operations for the year ended June 30, 2006 include two segments—Information Technology Solutions and Business Process Outsourcing Services. The IT Solutions segment provides a range of specialized IT infrastructure services, including, system architectural design, legacy systems integration, network engineering, applications infrastructure, network security solutions, remote access implementation, help desk support and operational support, primarily to mid-market commercial companies and state and local government entities. In conjunction with these service offerings, it also sells hardware and software to its customers. Operations are distributed primarily among five states: California (including the principal executive office), New York, Michigan, Florida, and Nevada, with employees situated in locations that are convenient to client sites.

The BPO segment contracts outsourced program operations for state government agencies in several areas including the privatization of child support enforcement services and information technology solutions. As part of management’s decision to concentrate on its core IT Solutions segment, the BPO business was de-emphasized and the Company completed its transition of the BPO child support enforcement services portion in June 2006. The remaining IT services portion of the segment was retained by the Company and is a component of its IT Services segment. The Company’s business process outsourcing customers related to child support enforcement services have included various governmental departments in the states of North Carolina and Nebraska. Typically these contracts were for multi-year periods of performance, with options to renew for additional periods. Such contracts were generally awarded through competitive procurements. Payment is based on either fixed-price, fixed-unit-price based on contractual allocations, revenue sharing, or a combination of the above.

The Company’s reportable segments are business units that offer different services and contract types and are managed separately due to the expertise and different managed key factors in each area. Since the Business Process Outsourcing business segment was acquired as a unit, management has retained separate reporting and review criteria for that unit. The following table provides actual selected financial data for our business segments (in thousands):

	Reportable Business Segments
	Business Process Outsourcing	Information Technology Solutions	Total
Year ended June 30, 2006
Sales to external customers	$3,158	$77,673	$80,831
Depreciation and amortization expense	35	2,616	2,651
Income (loss) from operations	423	(29,198)	(28,775)
Net interest expense (income)	—	7,238	7,238
Total assets	195	29,493	29,688
Capital expenditures	—	224	224

Year ended June 30, 2005
Sales to external customers	$6,857	$69,702	$76,559
Depreciation and amortization expense	467	2,704	3,171
Income (loss) from operations	(12,951)	(11,486)	(24,437)
Net interest expense (income)	—	2,108	2,108
Total assets	670	46,666	47,336
Capital expenditures	—	370	370

Year ended June 30, 2004
Sales to external customers	$7,730	$42,217	$49,947
Depreciation and amortization expense	462	2,418	2,880
Income (loss) from operations	(10,628)	(8,307)	(18,935)
Net Interest expense	—	840	840
Total assets	13,658	31,991	45,649
Capital Expenditures	—	195	195

21. UNAUDITED QUARTERLY DATA

The earnings per share amounts have been restated to give effect to the 1 for 10 reverse stock split.

Significant adjustments made during the quarters include a goodwill charge amounting $6,026,000 during the three months ended December 31, 2005, an additional goodwill impairment charge of $6,837,000 and the write-off of certain notes and investments deemed to be non-recoverable in the amount of $1,682,000 during the three months ended June 30, 2005.

During the three months ended March 31, 2006, the Company recorded a loss of approximately $9,401,000 on the extinguishment of debt obligations that were owed to the former ITI and 9% note holders, offset be a $880,000 gain on the extinguishment of certain trade payable debt (Note 11). During the three months ended June 30, 2006, the Company recorded $95,218,630 loss  on the extinguishment of the Bridge Notes (Note 11).

	Selected Quarterly Financial Data
	Sep.30	Dec.31	Mar.31	Jun.30	Sep.30	Dec.31	Mar.31	Jun.30
	2004	2004	2005	2005	2005	2005	2006	2006
	(Dollars in thousands, except per share data)
Revenue	$14,783	$20,002	$19,049	$22,725	$23,435	$18,844	$14,296	$24,256
Gross Profit	$2,681	$4,151	$3,216	$3,843	$4,114	$3,189	$1,108	$4,177
Net loss Continuing Operations	$(1,588)	$(7,046)	$(3,614)	$(12,189)	$(1,898)	$(4,256)	$(15,994)	$(6,627)
Net loss Discontinued operations	$1,635	$41	$(83)	$253	$216	$—	$297	$—
Basic and diluted income (loss) per share-Continuing Operations	$(.27)	$(1.20)	$(.54)	$(1.74)	$(.24)	$(.52)	$(1.05)	$(.13)
Basic and diluted income (loss) per share-Discontinued Operations	$.28	$.01	$(.01)	$.04	$.03	$—	$.02	$—

22. SUBSEQUENT EVENTS

On July 1, 2006, each of the two non-employee directors of the Company received a stock grant for 117,647 shares of our common stock, which is equal to $20,000 divided by the closing price of our common stock as reported on the Over the Counter Bulletin Board on June 30, 2006, which was equal to $0.17 per share. Also on July 1, 2006, Mr. Ron Ben-Yishay received a stock grant for 1,176,471 shares of our common stock, which is equal to $200,000 divided by $0.17 per share.

On July 1, 2006 the Company (under its 2005 Plan) granted to two non-employee directors, options to purchase an aggregate of 2,100,000 shares of its common stock at $0.17 per share that have a five year term.

On August 11, 2006 the Company granted 7,010,000 shares at an exercise price of $0.145 per share to employees subject to shareholder approval pursuant to the 2006 Nonqualified Stock Option Plan (the “2006 Plan”) approved by the Board of Directors  on June 15, 2006. The 2006 Plan provides for the grant of nonqualified stock options to members of the Board, employees and consultants. There are 11,790,672 shares of Company common stock available for issuance under the 2006 Plan. On September 12, 2006, the Company granted an additional 795,000 at an exercise price of $0.147 per shares to employee subject to shareholder approval under the 2006 Plan.  Shares granted under the 2006 Plan are subject to shareholder approval at the Company’s annual meeting on December 14, 2006.

On September 26, 2006, the Company entered into a Second Amendment to Note Purchase Agreement (the “Second Amendment”) with the Lenders pursuant to which the Company issued an additional Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $3,000,000 (the “Additional Junior Note”) on substantially similar terms set forth in the Junior Note. Thus, the interest rate for the Additional Junior Note is 10% per annum if paid in cash, or 14% per annum if paid in kind, which is at the Company’s election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest will be payable quarterly in arrears beginning September 30, 2006, unless the Company chooses its payment in kind option, in which case interest will be added to the principal amount of the Additional Junior Note during the period that the Company continues such election. The Additional Junior Note may be converted into common stock at any time at the election of the holder at a conversion price of $0.20 per share of common stock. A portion of the proceeds from the issuance of the Additional Junior Note will be used toward future acquisitions and general corporate purposes. The Junior Note issued to the Junior Lender is convertible into 15,000,000 shares of common stock of the Company, assuming the interest thereunder is paid in cash.

On September 30, 2006, the Company elected to pay interest on the note in kind on the Senior Note and in the aggregate interest amount of $192,147 for the three month period ended September 30, 2006 which will be added to the respective principal amount of the notes.

On September 30, 2006, the Company elected to pay interest on the Junior Notes in kind and recorded an aggregate interest charge of $150,382 for the three month period ended September 30, 2006 which was added to the principal amount of the Junior Notes, increasing the convertible shares of the notes by 751,912 shares at a conversion price of $0.20 per share.

Following the stock grants and option grants issued on July 1, 2006, the issuance of a new Junior Note on September 26, 2006, the payment of interest in kind on the Junior Notes through September 30, 2006, and the issuance of shares in the SSS transaction, the aggregate number of shares issuable to the holders of the 19.9% Warrants is  25,518,426 (assuming such warrants were exercised as of December 6, 2006).

On October 13, 2006, the Company acquired, in a transaction pursuant to Section 363 of the United States Bankruptcy Code, substantially all of the assets of TekConnect Corporation for $404,691.73 in cash.  The Company also entered into employment and non-compete agreements with certain TekConnect employees.

On October 27, 2006, the Company, DynTek Canada Inc., an Ontario corporation and wholly-owned subsidiary of DynTek (“DynTek Canada”), Sensible Security Solutions Inc., an Ontario corporation ( “SSS”), and Paul Saucier, an individual, entered into an Asset Purchase Agreement pursuant to which DynTek Canada agreed to purchase from SSS substantially all of the assets of SSS. In consideration for the purchased assets, DynTek Canada agreed to pay SSS at closing a cash payment of $1,200,000, subject to a minimum of $250,000 in working capital, and 1,485,148 shares of the Company’s common stock, based upon a per share value of $0.202.  In addition, DynTek Canada has agreed to make additional payments over a three-year period based upon the achievement of certain EBITDA performance targets. The Company estimates payments based on forecasted EBITDA performance to be approximately $1,000,000 annually subject to quarterly distributions over the first year and annually in the second and third years. Such payments will be paid using a combination of cash and the Company’s common stock, at the Company’s election, provided that at least half of the payments will be in cash. On the date of closing, the Company reserved for issuance and granted from its 2006 Nonqualified Stock Option Plan an aggregate of 300,000 options to purchase shares of the Company’s common stock to employees who were formerly employees of SSS.

The Company evaluated both the TekConnect and the SSS acquisitions to assess the level of significance under SEC reporting regulations and determined that the acquisitions, individually and in the aggregate were, insignificant in relation to the Company existing operations.

On or about October 30, 2006, Pangaea Education Systems, LLC (“Pangaea”) filed a lawsuit against the Company alleging unfair competition, reverse passing off, misappropriation of trade secrets, copyright infringement and breach of contract arising out of services performed in 2003 (the “Action”). Pangaea’s complaint does not specify the amount of damages sought, but Pangaea has demanded in excess of $2,500,000 in preliminary communications with the Company’s counsel. The Company contends that this demand is without factual or legal basis and that the Action has no merit. The Company filed a motion to dismiss in response to the complaint on November 28, 2006. The Company intends to continue discussing an informal resolution. While the Company believes it has a strong position, it is not possible at this time to state the likelihood of an unfavorable outcome based on the early stage of the dispute, the positions taken by Pangaea and the inherent uncertainties of litigation.

In October 2006, the Company’s Board of Directors authorized stock-based compensation to an employee in the amount of $100,000 as a final payment per the earn-out provision from the 2004 acquisition of AMR Networks and the original 30,000 shares of common stock still held in escrow by the Company pursuant to the earn-out provision under the original acquisition agreement will be returned to the Company.  The number of shares will be determined on the actual date of the grant.

DYNTEK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2006	June 30, 2006
ASSETS
CURRENT ASSETS:
Cash	$3,115	$546
Cash – Restricted	635	644
Accounts receivable, net	2,525	1,881
Due from NETF	2,537	2,817
Inventory	43	193
Prepaid expenses and other current assets	202	101
Other receivables	111	118
TOTAL CURRENT ASSETS	9,168	6,300

RESTRICTED CASH – non current portion	443	559

PROPERTY AND EQUIPMENT, net	724	763

GOODWILL	18,767	18,767

ACQUIRED CUSTOMER LISTS, net	2,248	2,722

DEFERRED FINANCING COSTS, net	307	304

DEPOSITS AND OTHER ASSETS	242	273
	$31,899	$29,688
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Cash overdraft	$221	$168
Accounts payable	2,833	2,090
Accrued expenses	2,354	2,705
Deferred revenue	974	1,036
Current liabilities of discontinued operations	258	258
TOTAL CURRENT LIABILITIES	6,640	6,257

DEFERRED REVENUE – non current portion	383	529
NOTES PAYABLE - non current portion	5,485	2,021
TOTAL LIABILITIES	12,508	8,807

COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY:
Preferred stock, $.0001 par value, 10,000,000 shares authorized; 0 and 0 shares issued and outstanding as of September 30, 2006 and June 30, 2006, respectively	—	—
Class A Common stock, $.0001 par value, 450,000,000 shares authorized; 56,054,526 and 55,180,586 shares issued and outstanding as of September 30, 2006 and June 30, 2006, respectively	6	6
Additional paid-in capital	147,974	146,783
Treasury stock, (537,825 shares)	(108)	—
Other comprehensive income - foreign currency translation	12	—
Accumulated deficit	(128,493)	(125,908)
TOTAL STOCKHOLDERS’ EQUITY	19,391	20,881
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$31,899	$29,688

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(in thousands, except per share data)

	Three months ended September 30,
	2006	2005
REVENUES
Product Revenues	$16,783	$16,155
Service Revenues	4,994	7,280
TOTAL REVENUES	21,777	23,435

COST OF REVENUES
Cost of Products	14,595	14,152
Cost of Services	3,566	5,169
TOTAL COST OF REVENUES	18,161	19,321

GROSS PROFIT	3,616	4,114

OPERATING EXPENSES:
Selling	2,593	3,176
General and administrative	1,343	1,434
Depreciation and amortization	693	730
TOTAL OPERATING EXPENSES	4,629	5,340

LOSS FROM OPERATIONS	(1,013)	(1,226)

OTHER INCOME (EXPENSE)
Interest expense	(1,554)	(734)
Interest income	19	9
Gain of marketable securities		54
Other expense	2	(1)
TOTAL OTHER EXPENSE	(1,533)	(672)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(2,546)	(1,898)
INCOME TAX	38	—
LOSS FROM CONTINUING OPERATIONS	(2,584)	(1,898)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	—	216
TOTAL GAIN FROM DISCONTINUED OPERATIONS	—	216

NET LOSS	$(2,584)	$(1,682)

NET LOSS PER SHARE:
Continuing operations	$(0.05)	$(0. 21)
Discontinued operations	—	—
NET LOSS PER SHARE - basic and diluted	$(0.05)	$(0.21)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION-BASIC AND DILUTED	56,592,351	7,848,267

NET LOSS	$(2,584)	$(1,682)

OTHER COMPREHENSIVE, NET OF TAX
Foreign currency translation gain	12	—

COMPREHENSIVE INCOME (LOSS)	$(2,572)	$(1,682)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss-Continuing operations	$(2,585)	$(1,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	693	730
Non-cash interest	1,151	185
Stock-based compensation	528	205
Gain in marketable securities	—	(54)
Effects of exchange rate changes on monetary assets and liabilities denominated in foreign currencies	10
Changes in operating assets and liabilities:
Accounts receivable	(644)	97
Due from NETF	280	—
Inventory	150	(1,144)
Accrued interest on notes payable	—	138
Prepaid expenses and other current assets	(101)	(102)
Other receivables	7	(66)
Deposits and other assets	31	15
Accounts payable	743	2,360
Deferred revenue	(208)	75
Accrued expenses	(351)	(479)
Restricted cash	125	(698)
Total adjustments	2,414	1,262
NET CASH PROVIDE BY (USED IN) CONTINUING OPERATIONS	(171)	(636)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposition of marketable securities	—	54
Cash paid for acquisition earn-out	(100)	(1,765)
Capital expenditures	(80)	(75)
NET CASH USED IN INVESTING ACTIVITIES	(180)	(1,786)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash overdraft	53	(582)
Proceeds from debt financing	3,000	—
Deferred financing costs	(26)	(29)
Net proceeds under line of credit	—	3,552
Exercise of options and warrants	1	—
Purchase of Treasury stock, net	(108)	(9)
Principal payments	—	(438)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,920	2,494
CASH FLOWS OF DISCONTINUED OPERATIONS:
Operating cash flows	—	145
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	—	145
NET INCREASE IN CASH	2,569	217
CASH AT BEGINNING OF PERIOD	546	963
CASH AT END OF PERIOD	$3,115	$1,180

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands, except share data)

	Three Months Ended September 30,
	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$140	$431

The accompanying notes are an integral part of these condensed consolidated financial statements.

DYNTEK, INC. & SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006
(UNAUDITED)

1.                                                               BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of DynTek, Inc. and its subsidiaries (“DynTek”, “Company”, or “we”) have been prepared in accordance with accounting principles generally accepted in the United States of America, for interim financial statements and pursuant to the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and disclosures required for annual financial statements.  These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related footnotes for the year ended June 30, 2006 included in the Form 10-K for the year then ended.

The accompanying condensed consolidated financial statements reflect all adjustments, which, in the opinion of management consist of normal recurring items that are necessary for a fair presentation in conformity with accounting principles generally accepted in the United States of America. Preparing condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The results of operations for any interim period are not necessarily indicative of the results attainable for a full fiscal year.

2.                                                               LIQUIDITY AND FINANCIAL CONDITION

The Company incurred a net loss of $2,585,000 for the three months ended September 30, 2006, which includes $2,372,000 of non-cash charges resulting from $693,000 of depreciation and amortization; $528,000 in non-cash stock based compensation expense; and $1,151,000 in non-cash interest charges.  At September 30, 2006, the Company had working capital of approximately $2,528,000.

As described in greater detail in Note 5, the Company entered into a Second Amendment to Note Purchase Agreement (the “Second Amendment”) on September 26, 2006 in which the Company issued to Trust A-4 – Lloyd I. Miller a Junior Secured Convertible Note in the aggregate principal amount of $3,000,000 (the “Third Junior Note”) on substantially the same terms set forth in the Junior Note and the Additional Junior Note (both of which are defined herein) with the additional collateralization of 66% of the Company’s assets and stock of its wholly-owned Canadian subsidiary being assigned to the Third Junior Note.  The proceeds of the Third Junior Note shall be used to finance acquisitions and for general corporate purposes.

On October 6, 2006, the Company utilized a portion of the proceeds from the Third Junior Note to enter into Asset Purchase Agreement for substantially all of the assets of TekConnect, Inc.  In consideration for the purchased assets, the Company agreed to pay a cash payment of $400,000 at closing.

The Company utilized another portion of the Third Junior Note on October 27, 2006, when the Company, DynTek Canada, an Ontario corporation and wholly-owned subsidiary of the Company (“DynTek Canada”), Sensible Security Solutions, Inc., an Ontario corporation (“SSS”), and Paul Saucier, an individual and 100% owner of SSS, entered into an Asset Purchase Agreement for substantially all of the assets of SSS.  In consideration for the purchased assets, the Company agreed to pay SSS at closing a cash payment of $1,200,000, subject to a minimum of $250,000 in working capital, and 1,485,148 shares of the Company’s common stock, based upon a per share value of $0.202.  In addition, the Company has agreed to make additional payments over a three-year period based upon the achievement of certain EBITDA performance targets.  Such payments will be paid using a combination of cash and the Company’ common stock, at the Company’s election, provided that at least half of the payments will be in cash (see Note 12).

Slow collections have caused the Company to incur higher fees under its accounts receivable and product financing arrangements with NETF.  The Company also recently used a portion of its cash resources to acquire TekConnect and SSS.  The Company, in its acquisition of TekConnect, assumed approximately $540,000 of pre-existing service obligations which have resulted in some increased costs.   Although the Company uses its facility with NETF to better manage the timing differences in its operating cash flows, accounts receivable due from customers under its newly acquired Canadian business are ineligible for transfer. These circumstances have caused the Company to experience additional constraints on its liquidity, which are likely to continue until such time as TekConnect and SSS are fully integrated.

Although the Company has made substantial efforts to accelerate collections under its Company wide operations, slow collection cycles, ongoing timing differences and efforts to integrate acquired businesses could cause the Company to seek additional outside financing. Although the Company believes that it has sufficient capital resources to sustain the business through September 30, 2007, there can be no assurance that unforeseen circumstances will not have a material affect on operations. These circumstances could require the Company to take a variety of measures to conserve and/or improve liquidity including curtailing operations, cutting costs, and seeking additional outside financing. The Company has not secured any commitments for new financing at this time nor can it provide assurance that any new financing will become available.

The Company believes that its strategy of streamlining the business around its core competency of providing IT solutions is enabling it to operate under a more efficient cost structure than it had in the past. The Company is also not required to make principal payments under any of its note obligations until June 2009 and its accounts receivable and product financing arrangement with NETF is providing it with timely working capital resources.

In the future, we may continue to expand the scope of our product and services offerings by pursuing acquisition candidates with complementary technologies, services or products.  Should we commence such acquisitions, we believe that we would finance the transactions with a combination of our working capital, the issuance of additional equity securities, or the issuance of additional debt instruments.    There can be no assurance, however, that we will be successful in identifying appropriate acquisition candidates or that, if appropriate candidates are identified, that we will be successful in obtaining the necessary financing to complete the acquisitions.

In the event of any additional financing, any equity financing would likely result in dilution to our existing stockholders and any debt financing may include restrictive covenants.

In January 2007, the Company received a comment letter on a Registration Statement on Form S-1 indicating that the Company may have violated Section 5 of the Securities Act in connection with its issuance of the Third Junior Note to the Junior Lender (Note 5 ).  An investor’s remedy for violations of Section 5 of the Securities Act could include making a demand for a rescission of the investment.  While the Company believes that its issuance of these securities was in compliance with Section 5 and any other applicable regulations, it nonetheless requested and received from the Lenders, waivers and releases of any rescission rights in connection with any such potential Section 5 violation. The Company obtained such waivers on February 2, 2007. Accordingly, the Company has continued to classify the obligations under the notes as non-current liabilities in the accompanying balance sheet.

3.                                                               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.            Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated.

B.            Revenue Recognition.  The Company applies the revenue recognition principles set forth under SOP 97-2 and SAB 104 with respect to all revenue.  The Company adheres strictly to the criteria set forth in paragraph .08 of SOP 97-2 and outlined in SAB 104 which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the vendor’s fee is fixed or determinable, and (iv) collectability is probable.

Computer Hardware Product Revenues

The Company requires its hardware product sales to be supported by a written contract or other evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. Since the Company’s hardware sales are supported by a contract or other document that clearly indicates the terms of the transaction, and the selling price is fixed at the time the sale is consummated, the Company records revenue on these sales at the time in which it receives a confirmation that the goods were tendered at their destination when shipped “FOB destination,” or upon confirmation that shipment has occurred when shipped “FOB shipping point.”

Software Product Revenues

The Company makes substantially all of its software product sales as a reseller of licenses, which may include a post contract customer support arrangement and access to product and upgrades, and enhancements that are provided exclusively by the manufacturer following delivery and the customer’s acceptance of the software product. The Company does not presently sell any software that it develops internally.  Any responsibility for technical support and access to upgrades and enhancements to these software products are solely the responsibility of the software manufacturer, which arrangement is known to the customer at the time the sale is consummated.  With respect to delivery, the Company requires that the customer has received transfer of the software or, at a minimum, an authorization code (“key”) to permit access to the product.  If a software license is delivered to the customer, but the license term has not begun, the Company does not record the revenue prior to inception of the license term.

The Company requires its software product sales to be supported by a written contract or other evidence of a sale transaction, which generally consists of a customer purchase order or on-line authorization.  These forms of evidence clearly indicate the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. The selling prices of these products are fixed at the time the sale is consummated.

For product sales, the Company applies the factors discussed in Emerging Issues Task Force Issue “EITF” 99-19 in determining whether to recognize product revenues on a gross or net basis.

In a substantial majority of transactions, the Company (i) acts as principal; (ii) takes title to the products; and (iii) has the risks and rewards of ownership, including the risk of loss for collection, delivery or returns.  For these transactions, the Company recognizes revenues based on the gross amounts billed to customers.  In certain circumstances, based on an analysis of the factors set forth in EITF 99-19, the Company has determined that it was acting as an agent, and therefore recognizes revenues on a net basis.  For the three months ended September 30, 2006, and the three months ended September 30, 2005, no revenues were recognized on a net basis.

IT Services Revenue

The Company generally bills its customers for professional IT services based on hours of time spent on any given assignment at its hourly billing rates. As it relates to delivery of these services, the Company recognizes revenue under these arrangements as the work is completed and the customer has indicated acceptance of services by approving a work order milestone or completion order.  For certain engagements, the Company enters fixed bid contracts, and recognizes revenue as phases of the project are completed and accepted by the client.  For its seat management services, the Company enters unit-price contracts (e.g., price per user for seat management), and recognizes revenue based on number of units multiplied by the agreed-upon contract unit price per month.

C.            Cash and Cash Equivalents – The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

D.            Allowance for Doubtful Accounts - The Company has a policy of reserving for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The Company sells its eligible accounts receivable with limited recourse to NETF under each of an Asset Purchase and Liability Assumption Agreement and an Asset Purchase Agreement that it entered into with NETF during the year ended June 30, 2006. The Company retains certain servicing rights under a related Master Servicing Agreement that provides for the Company to manage collections and other ongoing interactions with customers for certain contractual fees.

The Company accounts for its transfers of accounts receivable to NETF under each of these agreements in accordance with the provision of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” as sales of such accounts receivable balances. The gain or loss on sales of receivables to NETF is determined at the date of transfer based upon the amount at which they are transferred to NETF less any fees, discounts and other charges provided under the agreements (see Note 6).

E.             Property and Equipment - Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of their respective leases or service lives of the improvements, whichever is shorter.

F.             Income (loss) per Common Share - Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Convertible preferred stock, convertible debt, options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are anti-dilutive.  The aggregate number of potential common stock equivalents outstanding as of September 30, 2006 is as follows:

	As of September 30,
	2006	2005
Common stock	56,592,351	8,116,459
Warrants	31,593,019	2,536,997
Options	2,305,521	225,355
Convertible debt	36,437,585	1,592,881
	126,928,476	12,471,692

G.            Estimates - The Company’s financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies include revenue recognition, impairment of goodwill, and accounting for discontinued operations.

H.            Stock Based Compensation – Effective July 1, 2005, the Company adopted FASB Statement of Financial Accounting Standard (“SFAS”) No. 123R “Share Based Payment”.  This statement is a revision of SFAS Statement No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS 123R addresses all forms of share based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations.  Consequently, during the three months ended September 30, 2005, the Company recognized $205,000 in expenses, which represents the fair value of stock option awards that the Company elected to accelerate vesting during that period.  During the three months ended September 30, 2006, the Company recognized $288,000 in expenses, which represents the fair value of stock option awarded to two non-employee board members, $40,000 of stock grants awarded to two non-employee board members, and $200,000 in an employee stock grant.

I.              Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.  The carrying amounts of notes receivable approximate fair value as such instruments feature contractual interest rates that are consistent with current market rates of interest. The carrying amounts of notes payable approximate fair value because the effective yields of such instruments, which includes the effect of contractual interest rates taken together with discounts resulting from the concurrent issuances of common stock purchase warrants, are consistent with current market rates of interest.

J.             Goodwill - Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations (Note 4).  SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (June 30th for the Company) and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

K.            Comprehensive Income (Loss) - Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of stockholders’ equity, except for changes that relate to investments made by stockholders, changes in paid-in capital and distributions.

L.             Inventory - Inventory consist primarily of finished goods in transit, which are recorded at the lower of cost or market.

M.           Advertising Costs - Costs related to advertising and promotions of services are charged to sales operating expense as incurred. Advertising expense amounted to approximately $43,200 and $34,900 for the three months ended September 30, 2006 and 2005 respectively. These expenses are included in selling expenses in the accompanying statements of operations.

N.            Shipping and Handling Costs - The Company accounts for shipping and handling costs as a component of “Cost of Product Revenues.” These costs are primarily the direct freight costs related to the “drop shipment” of products to the Company’s customers. Shipping and handling costs amounted to approximately $41,500 and $116,600 for the three months ended September 30, 2006 and 2005, respectively.

O.            Convertible Notes - The Company accounts for conversion options embedded in convertible notes in accordance with Statement of Financial Accounting Standard (“SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). SFAS 133 generally requires Companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with EITF 00-19. SFAS 133 provides for an exception to this rule when convertible notes, as host instruments, are deemed to be conventional as that term is described in the implementation guidance under Appendix A to SFAS 133 and further clarified in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19.

The Company accounts for convertible notes (deemed conventional) in accordance with the provisions of Emerging Issues Task Force Issue (“EITF”) 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features,” (“EITF 98-5”), EITF 00-27 “Application of EITF 98-5 to Certain Convertible Instruments,” Accordingly, the Company records, as a discount to convertible notes, the intrinsic value of such conversion options based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption.

P.             Registration Rights - The Company accounts for registration rights as separate derivative instruments in accordance with “View C” of EITF Issue No. 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The Company is currently subject to registration rights agreements entered into concurrently with the debt obligations described in Note 5, which provide for stock based liquidated damages to be paid to such note in the event of the Company’s failure to comply with the registration rights agreements. The potential number of shares issuable as liquidated damages under this agreement is fixed and determinable. The fair value of the liquidated damage provision is insignificant to the Company’s financial statements.

Q.            Foreign Currency - The consolidated financial statements are presented in United States dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. The functional currency of DynTek Canada, Inc., the Company’s Canadian Subsidiary (which to date has minimal operations) is the Canadian dollar.  Foreign denominated monetary assets are translated to United States dollars using foreign exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange during the period. Gain or losses arising on foreign currency transactions are included in the determination of operating results for the period and were insignificant for the periods presented.

R.            New Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 150.” SFAS No. 155 (a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies that certain instruments are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that may contain an embedded derivative requiring bifurcation, (d) clarifies what may be an embedded derivative for certain concentrations of credit risk and (e) amends SFAS 140 to eliminate certain prohibitions related to derivatives on a qualifying special-purpose entity. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The Company will apply the provisions of this statement prospectively to new instruments.

In March 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 156, Accounting for Servicing of Financial Assets (SFAS No. 156). SFAS No. 156 amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 also permits servicers to subsequently measure each separate class of servicing assets and liabilities at fair value rather than at the lower of cost or market. For those companies that elect to measure their servicing assets and liabilities at fair value, SFAS No. 156 requires the difference between the carrying value and fair value at the date of adoption to be recognized as a cumulative effect adjustment to retained earnings as of the beginning of the fiscal year in which the election is made. SFAS No. 156 is effective for the first fiscal year beginning after September 15, 2006. The Company is evaluating the potential impact, if any, that the adoption of SFAS 156 will have on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accountings Standards No. 157, Fair Value Measurements (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet completed our analysis of the impact this Interpretation will have on our financial condition, results of operations, cash flows or disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

4.                                                               RESTRICTED CASH

Restricted cash includes cash received in connection with maintenance agreements that is restricted until the related revenue is earned and recognized under the terms of the respective agreements, which are three years.  The Company classified $635,000 as a current asset and $443,000 as a non-current asset, which represents the amount of cash that will become available to the Company under portions of the contracts that expire during and subsequent to the next twelve months, respectively.

5.                                                               NOTES PAYABLE

Senior Notes

On March 8, 2006, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which the Company issued Senior Secured Notes (the “Senior Notes”) in the aggregate principal amount of $6,700,000 with warrants (the “Senior Warrants”)  to purchase up to 19.9% of the Company’s outstanding common stock on a fully diluted basis at the time of exercise.  The Senior Notes bear interest at the rate 8% per annum if paid in cash, or 11% per annum if paid in kind, which forms of payment can be made at the Company’s discretion. Principal payments are due in 36 monthly installments beginning March 31, 2009. Interest is payable quarterly in arrears beginning June 30, 2006, unless the Company chooses to make its payments in kind, in which case such interest is added to the principal amount of the Senior Notes. The Senior Warrants have an exercise price of $0.001 per share and expire on December 31, 2016.

The Company may prepay the Senior Notes at 105% of the aggregate unpaid principal and interest at any time prior to their maturity. The Senior Notes are also subject to mandatory prepayment at 105% of the aggregate unpaid principal and interest in the event of a change in control, as defined. The Company is also required to prepay the Senior Notes upon the occurrence of a substantial asset sale in an amount equal to 50% of the gross proceeds received in such asset sale plus a penalty equal to 2% of the prepayment amount. Pursuant to the terms of the note purchase agreement, substantial asset sales are defined as any single asset sale resulting in gross proceeds of $100,000 or any series of assets sales occurring during a twelve month period resulting in gross cumulative proceeds of $100,000 or more. Change in control events described in the notes purchase agreement require approval by the Board of Directors prior to being submitted to a vote of the Company’s shareholders. Accordingly, the redemption provision is not within the control of the Senior Note holders.

In accordance with APB 14, the Company allocated $2,982,071 of the proceeds to the Senior Notes and $3,717,929 of the proceeds to the Senior Warrants. The aggregate fair value of the Senior Warrants was calculated using the Black-Scholes option pricing model based on all outstanding shares of the Company’s common stock, outstanding options, Senior Warrants and issuable shares of stock under the conversion and debt settlement agreements (excluding the Bridge Notes) totaling 13,859,028 Senior Warrants issuable to the holders of the Senior Notes at the commitment date of this financing transaction. The difference between the carrying amount of the Senior Notes and their contractual redemption amount is being accreted as interest expense to February 2010, their earliest date of redemption.

The number of shares issuable upon exercise of the warrants is subject to increase each time the Company issues additional shares of common stock or common stock equivalents. The incremental number of shares under any increase is equal to the amount needed to cause the Senior Warrants to be exercisable for 19.9% of all outstanding common stock on a fully diluted basis.

On May 5, 2006, the Company completed a second closing of the March 8, 2006 private placement in which 5,729,520 shares of common stock and warrants to purchase an aggregate of 1,145,904 shares of common stock at an exercise price of $0.20 per share were issued. The Company also issued to the placement agent in this transaction, warrants to purchase 1,145,904 shares of common stock as compensation for services rendered. Accordingly, the number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 1,992,814 shares to 15,851,842 shares. The fair value of the additional Senior Warrants, which amounted to $850,483, is being amortized over the remaining term of the Senior Notes.

On June 6, 2006 the Company, immediately following the completion of its 1 for 10 reverse stock split, issued 13,046,574 shares to the Bridge Note holders. Accordingly, the number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 3,241,284 shares to 19,093,126 shares. The fair value of the additional Senior Warrants, which amounted to $1,286,480, is being amortized over the remaining term of the Senior Notes.

On June 15, 2006, the Company issued an additional Junior Secured Convertible Note to Trust A-4 – Lloyd I. Miller (“the Junior Lender”) in the aggregate principal amount of $1,000,000 (the “Additional Junior Note”) with substantially identical terms to the Junior Note issued on March 8, 2006 (see discussion regarding “Junior Notes” below).  The Additional Junior Note is convertible into 5,000,000 shares of the Company’s common stock. Accordingly, the number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 1,242,197 shares to 20,335,323 shares. The fair value of the additional Senior Warrants, which amounted to $344,990, is being amortized over the remaining term of the Senior Notes.

On June 30, 2006, the Company elected to pay interest on the Junior Notes in kind and recorded an aggregate interest charge of $136,932 for the period ended June 30, 2006 which was added to the principal amount of the Junior Notes, increasing the convertible shares of the notes by 684,658 shares at a conversion price of $0.20 per share. Accordingly, the number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 170,096 shares to 20,505,419 shares. The fair value of the additional Senior Warrants, which amounted to $28,587, is being amortized over the remaining term of the Senior Notes.  On June 30, 2006, the Company elected to pay interest on the Senior Notes in kind and recorded an aggregate interest charge of $230,186 for the period ended June 30, 2006 which was added to the principal amount of the notes.

On July 1, 2006, each of the two non-employee directors of the Company received a stock grant for 117,647 shares of our common stock, which is equal to $20,000 divided by the closing price of our common stock as reported on the Over the Counter Bulletin Board on June 30, 2006, which was equal to $0.17 per share. Also on July 1, 2006, Mr. Ron Ben-Yishay received a stock grant for 1,176,471 shares of our common stock, which is equal to $200,000 divided by $0.17 per share.  On July 1, 2006 the Company (under its 2005 Plan) granted to two non-employee directors, options to purchase an aggregate of 2,100,000 shares of its common stock at $0.17 per share that have a five year term. Accordingly, the number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 872,461 shares to 21,377,880 shares. The fair value of the additional Senior Warrants, which amounted to $155,283 and $6,383,751 in the cumulative, is being amortized over the remaining term of the Senior Notes.

On September 26, 2006, the Company issued another Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $3,000,000 (the “Third Junior Note”) with substantially identical terms to the Junior Note (as defined below) and the Additional Junior Note.  The Third Junior Note is convertible into 15,000,000 shares of the Company’s common stock. Accordingly, the net number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 3,592,975 shares to 24,970,855 shares. The fair value of the additional Senior Warrants amounted to $481,528; however the cumulative total of the debt discount per the issuable Senior Warrants connected with the Senior Notes is limited to the carrying value of the notes, therefore $316,249, or a cumulative of $6,700,000 is being amortized over the remaining term of the Senior Notes and $165,279 is a direct charge against non-cash interest expense.

On September 30, 2006, the Company elected to pay interest on the Junior Notes in kind and recorded an aggregate interest charge of $150,585 for the period ended September 30, 2006 which was added to the principal amount of the Junior Notes, increasing the convertible shares of the notes by 752,927 shares at a conversion price of $0.20 per share. Accordingly, the number of shares issuable to the holder of the Senior Warrants upon its exercise was increased by 187,057 shares to 25,157,912 shares. The fair value of the additional Senior Warrants amounted to $26,923 and is being charged directly to interest expense.

As of September 30, 2006, the fair value of the 19.9% Senior Warrants was approximately $6,892,000, however, such discount is limited to the carrying value of the note. Therefore, only $6,700,000 was recorded as a discount and approximately $192,000 was charged directly as a component of interest expense. The amortization of the debt discount in connection with the Senior Note Senior Warrants for the period ended September 30, 2006 amounted to $421,349 which discount is a component of interest expense in the accompanying statement of operations.

On September 30, 2006, the Company elected to pay interest on the Senior Notes in kind and recorded an aggregate interest charge of $192,147 for the period ended September 30, 2006 accreting the principal amount of the notes to $7,122,333.

The Note Purchase Agreement relating to the issuances of the Junior and Senior Notes provide the note holders with demand registration rights that require the Company, within 30 days of such demand, to file a registration statement covering the resale of shares underlying the convertible notes and senior note warrant and to cause such registration to be declared effective within 90 or 120 days (depending on the circumstances) thereafter. Such registration rights provide for the Company to pay a share based penalty in an amount equal to 2% of the shares registrable under the agreement until such time that the Company becomes compliant or the registrable shares may be sold without registration or restriction under Rule 144. The fair value of the registration rights agreement is insignificant to the Company’s financial statements. The amount of shares issuable under this penalty provision is contractually limited to an amount that may not exceed the authorized but unissued shares of the Company’s common stock. No demand has been made for registration to date. In addition, the Company has filed the required registration statement.

In addition to the above, the Company is not precluded from issuing unregistered shares to the holder of the convertible notes or Warrants in the event the holder elects to exercise these instruments prior to the time which registered shares become available. In addition, the warrants do not feature any cash settlement alternatives that are within the control of the holder. Accordingly, the Warrants are classified as equity instruments in accordance with the provisions of EITF 00-19.

Junior Notes

Under the Note Purchase Agreement, the Company issued a Junior Secured Convertible Note to the Junior Lender (the Junior Lender and the Senior Lenders are referred to collectively as the “Lenders”) in the aggregate principal amount of $3.0 million (the “Junior Note”). The interest rate for the Junior Note is 10% per annum if paid in cash, or 14% per annum if paid in kind, which forms of payment are at the Company’s election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest is payable quarterly in arrears beginning June 30, 2006, unless the Company chooses to pay the interest in kind option, in which case the interest will be added to the principal amount of the Junior Note during the period in which the Company makes such election. The Junior Note is convertible into common stock of the Company at any time at the election of the holder at a conversion price of $0.20 per share of common stock. The Junior Note issued to the Junior Lender is convertible into 15,000,000 shares of the Company’s common stock, assuming the interest thereon is paid in cash. The Company is restricted from prepaying any or all of the Junior Notes prior to March 1, 2010 without the consent of the holder of the Junior Notes, which consent is at the sole discretion of the note holder.

The Company evaluated the conversion feature embedded in the Junior Note to determine whether, under SFAS 133, such conversion feature should be bifurcated from its host instrument and accounted for as a free standing derivative. In performing this analysis the Company determined that the Junior Notes meet the definition of a conventional debt instrument; accordingly, the notes and related conversion option were accounted for in accordance with the provisions of EITF 98-5 and EITF 00-27. Under this method, the Company recorded a $3,000,000 discount against the entire principal amount of the note, based on the intrinsic value of the embedded conversion option of $0.40 per share as of March 8, 2006 multiplied by 15,000,000 shares issuable upon conversion; however, such discount was limited to the carrying value of the note. The discount of $3,000,000 is being amortized over the five year term of the note. Amortization of the discount amounted to $200,000 for the year ended June 30, 2006 and is included as a component of interest expense in the accompanying statement or operations.

On June 15, 2006, the Company entered into a First Amendment to Note Purchase Agreement (the “First Amendment”) with the Lenders pursuant to which the Company issued an additional Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $1,000,000 (the “Additional Junior Note”) on substantially similar terms set forth in the Junior Note. Thus, the interest rate for the Additional Junior Note is 10% per annum if paid in cash, or 14% per annum if paid in kind, which is at the Company’s election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest will be payable quarterly in arrears beginning June 30, 2006, unless the Company chooses its payment in kind option, in which case interest will be added to the principal amount of the Additional Junior Note during the period that the Company continues such election. The Additional Junior Note may be converted into common stock at any time at the election of the holder at a conversion price of $0.20 per share of common stock. A portion of the proceeds from the issuance of the Additional Junior Note were used to purchase certain assets primarily consisting of a customer list from the Long Island Division of TekConnect Corporation, (“TekConnect”), and the remaining proceeds will be used for general corporate purposes. The Junior Note issued to the Junior Lender is convertible into 5,000,000 shares of common stock of the Company, assuming the interest thereunder is paid in cash. The Company recorded a $400,000 discount against the principal amount of the note, based on the intrinsic value of the embedded conversion option of $0.08 per share as of June 15, 2006 multiplied by 5,000,000 shares issuable upon conversion. The discount of $400,000 is being amortized over the remaining term of the note. Amortization of the discount amounted to $7,143 for the year ended June 30, 2006 and is included as a component of interest expense in the accompanying statement or operations.

On June 30, 2006, the Company elected to pay interest on the note in kind and recorded an aggregate interest charge of $136,932 for the period ended June 30, 2006 which was added to the respective principal amount of the notes. The interest added to the principal amount is convertible at $0.20 per share into 684,658 shares of the Company’s common stock. The Company did not record an additional discount as the trading price as of June 30, 2006 was below the conversion price.

On September 26, 2006, the Company entered into a Second Amendment to Note Purchase Agreement (the “Second Amendment”) with the Lenders pursuant to which the Company issued an additional Junior Secured Convertible Note to the Junior Lender in the aggregate principal amount of $3,000,000 (the “Third Junior Note”) on substantially similar terms set forth in the Junior Note and the Additional Junior Note. Thus, the interest rate for the Third Junior Note is 10% per annum if paid in cash, or 14% per annum if paid in kind, which is at the Company’s election for the first three years. Principal will be payable at the maturity date of March 1, 2011 and interest will be payable quarterly in arrears beginning September 30, 2006, unless the Company chooses its payment in kind option, in which case interest will be added to the principal amount of the Third Junior Note during the period that the Company continues such election. The Third Junior Note may be converted into common stock at any time at the election of the holder at a conversion price of $0.20 per share of common stock.  A portion of the proceeds from the Third Junior Note were used to purchase substantially all of the assets of SSS, pursuant to an Asset Purchase Agreement dated October 27.  The Third Junior Note issued to the Junior Lender is convertible into 15,000,000 shares of common stock of the Company, assuming the interest thereunder is paid in cash.

On September 30, 2006, the Company elected to pay interest on the note in kind and recorded an aggregate interest charge of $150,585 for the period ended September 30, 2006 which was added to the respective principal amount of the notes. The interest added to the principal amount is convertible at $0.20 per share into 752,927 shares of the Company’s common stock. The Company did not record an additional discount as the trading price as of September 30, 2006 was below the conversion price.

Junior and Senior Notes and Senior Warrants Registration Rights

The Note Purchase Agreement relating to the issuances of the Junior and Senior Notes provide the note holders with demand registration rights that require the Company, within 30 days of such demand, to (i) file a registration statement covering the resale of shares underlying the convertible notes and Senior Warrants and (ii) cause such registration to be declared effective within 90 or 120 days (depending on the circumstances) thereafter.  Such registration rights provide for the Company to pay a share based penalty in an amount equal to 2% of the shares registrable under the agreement until such time that the Company becomes compliant or the registrable shares may be sold without registration or restriction under Rule 144. The fair value of the registration rights agreement is insignificant to the Company’s financial statements. The amount of shares issuable under this penalty provision is also contractually limited to an amount that may not exceed the authorized but unissued shares of the Company’s common stock. No demand has been made for registration to date. In addition, the Company has filed the required registration statement and anticipates causing such registration statement to become effective following the filing of its quarterly report for the period ended September 30, 2006 on form 10-Q and a related amendment to the registration statement.

In addition to the above, the Company is not precluded from issuing unregistered shares to the holder of the convertible note or Senior Warrants in the event the holder elects to exercise these instruments prior to the time in which registered shares become available. In addition, the Senior Warrants and any embedded derivatives do not feature any forms of cash settlement alternatives that are within the control of the holder. Accordingly, the Senior Warrants are classified as an equity instrument in accordance with the provisions of EITF 00-19.

6.                                                               DUE FROM NETF

On August 8, 2005, the Company entered into a series of related three-year agreements with NETF providing for NETF to purchase, eligible accounts receivable balances and to finance qualified purchases (as defined). This facility is comprised of three components:  (1) an Asset Purchase and Liability Assumption Agreement (the “APLA”), under which NETF finances certain of the Company’s qualified product purchases in connection with consummating sales to customers and (2) an Asset Purchase Agreement (the “APA”), and (3) a Master Servicing Agreement (“MSA”).

Qualified product purchases financed by NETF under the APLA are repaid from collections of accounts receivable balances that the Company generates from its sales of such products to customers. The Company transfers title to the invoices to NETF at the time these sales are financed and delivery is made to the customer. The Company pays contractual financing and servicing fees to NETF for its financing of these purchases in an amount that is equal to a percentage of the gross profit margin on such sales. The percentages fees vary based on the (a) amount of gross profit on such sales and (b) number of days in which the receivables from such sales remain uncollected.

NETF remits periodically to the Company an amount equal to the monthly gross profit margin on the sales less the contractual fees. The APLA also provides for the Company to repurchase, after 150 days, any amounts that remain unpaid by the customer for reasons other than the customer’s inability to pay as a result of its financial condition or possible insolvency. NETF pre-approves all product purchases and the credit worthiness of the Company’s customers under this arrangement as a precondition to financing the sale.

Under the APA, the Company transfers eligible accounts receivable to NETF in exchange for advances of up to 80% of their gross amount.  NEFT charges the Company fees (the “Discount Factor”) in an amount equal to the LIBOR rate plus 4% annum on advances made at the time of the transfer. The Company also retains servicing rights under the (“MSA”). Under the terms of the MSA, the Company manages collections and other ongoing interactions with its customers in exchange for fees amounting to approximately 20% of the gross invoice amount. NEFT settles fees payable to the Company under this arrangement net of the Discount Factor.

The APA also provides for the Company to repurchase, after 150 days, any amounts that remain unpaid by the customer for reasons other than the customers’ inability to pay as a result of its financial condition or possible insolvency; however such repurchases are limited to 15% of all receivables transferred to NETF under this arrangement. In addition, NETF pre-approves the credit worthiness of the Company’s customers under this arrangement as a precondition to purchasing any invoice.

This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. The Company has also indemnified NETF for the risk of loss under any transferred balances except for loss incurred as a result of customer credit risk.

During the period ended September 30, 2006, the Company sold approximately $15,361,000 of its product revenue under the terms of the APLA agreement and approximately $6,219,000 of its service revenue under the terms of the APA agreement and incurred an aggregate fee of $395,194 which is included as a component of interest expense in the accompanying statement of operations.

7.                                                               STOCKHOLDERS’ EQUITY

On July 1, 2006, the Company issued stock grants in the aggregate of 1,411,765 shares of common stock.  Two non-employee directors of the Company each received a stock grant for 117,647 shares of our common stock, which is equal to $20,000 divided by the closing price of our common stock as reported on the Over the Counter Bulletin Board on June 30, 2006, which was equal to $0.17 per share. Also on July 1, 2006, Mr. Ron Ben-Yishay received a stock grant for 1,176,471 shares of our common stock, which is equal to $200,000 divided by $0.17 per share.

On August 14, 2006, the Company repurchased treasury stock amounting to 537,825 shares of stock held by an investor at a price of $0.20 per share.

8.                                                               SHARE-BASED PAYMENT ARRANGEMENTS

1997 Plan

In November 2097 the Company’s Board of Directors authorized the adoption of the 1997 Stock Option Plan for non-employee Directors. The 1997 Plan provided for the grant of up to 30,000 stock options at an exercise price of 100% of the fair value of the Company’s common stock on the date of grant. During the three months ended September 30, 2006, all remaining options under this plan expired and no further grants will be made.

2000 Plan

On August 14, 2000, the Company assumed the Data Systems Network Corp Stock Option Plan in connection with a business combination. Options granted under this Plan were either ISO’s or NSO’s. No further options may be granted under the Data Systems Plan. Options granted under this plan expire at various times until 2010. During the three months ended September 30, 2006, 20 options were cancelled and options to purchase 5,921 shares of the Company’s Series A Preferred stock at an average exercise price of $23.77 per share remain outstanding. Each share of Series A Preferred issuable upon the of exercise of these option is convertible into 2.5 shares of the Company’s common stock.

2001 Plan

In 2001, the Company’s Board of Directors authorized the adoption of the 2001 Employee Stock Option Plan. The 2001 plan, as amended, provides for the grant of up to an aggregate 400,000 ISO to employees and NSO’s to officers, directors, key employees or other individuals at the discretion of the compensation committee of the Board of Directors. As of September 30, 2006 there were outstanding options to purchase 89,600 shares of the Company’s common stock under this plan at an average price of $6.37 per share and 24,625 options were cancelled during the same period.

2005 Plan

In May 2005, the Company’s Board of Directors authorized the adoption of the 2005 Employee Stock Option Plan. The 2005 plan, as amended, provides for the grant of up to an aggregate 3,000,000 ISO to employees and NSO’s to officers, directors, key employees or other individuals at the discretion of the compensation committee of the Board of Directors.

2006 Plan

On June 15, 2006, the Company’s Board of Directors approved the 2006 Nonqualified Stock Option Plan (the “2006 Plan”), which provides for the grant of nonqualified stock options to purchase up to an aggregate of 11,790,672 shares of our common stock to members of our Board, employees and consultants. Our Board of Directors, or a committee of two or more members of our Board, will administer the 2006 Plan. The administrator will have full authority to establish rules and regulations for the proper administration of the 2006 Plan, to select the employees, consultants and directors to whom awards are granted, and to set the date of grant, the exercise price and the other terms and conditions of the awards, consistent with the terms of the 2006 Plan. The administrator may modify outstanding awards as provided in the 2006 Plan.

The terms of the awards are subject to the provisions in an option agreement, consistent with the terms of the 2006 Plan. The exercise price of a stock option shall not be less than the fair market value of our common stock on the date of grant. No stock option shall be exercisable later than ten (10) years after the date it is granted.

The administrator may amend the 2006 Plan at any time. No such amendment may be made by our Board of Directors without the consent of an option holder if such amendment would substantially affect or impair the rights of such option holder. In addition, the administrator may terminate the 2006 Plan at any time. However, in no event may an award be granted pursuant to the 2006 Plan on or after June 15, 2016.

On August 11, 2006 the Company granted 7,010,000 shares at an exercise price of $0.145 per share to employees pursuant to the 2006 Nonqualified Stock Option Plan (the “2006 Plan”) approved by the Board of Directors (the “Board”) of DynTek, Inc. on June 15, 2006 and by the stockholders on December 14, 2006.  The 2006 Plan provides for the grant of nonqualified stock options to members of the Board, employees and consultants. On September 12, 2006, the Company granted an additional 795,000 at an exercise price of $0.147 per shares to employee subject to shareholder approval under the 2006 Plan.

Share Based Payments

On July 1, 2006 the Company (under its 2005 Plan) granted to two non-employee directors options to purchase an aggregate of 2,100,000 shares of its common stock at $0.17 per share that have a five year term. The stock-based compensation expense for the fair value of the fully vested options granted to the two directors amounted to approximately $288,000 during the three months ended September 30, 2006. Assumptions relating to the estimated fair value of these stock options, which the Company is accounting for in accordance with SFAS 123(R) are as follows: risk—free interest rate of 5.26%; expected dividend yield zero percent; expected option life of five years; and current volatility of 109.24%.  As of September 30, 2006, there are options to purchase 2,210,000 shares of common stock at an average price of $0.31 per share.

The fair value of awards granted during the three month period ended September 30, 2006 was estimated at the date of grant using the Black-Scholes option pricing model. For purposes of performing the calculation under the Black-Scholes model, the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future due to its substantial accumulated deficit and initiatives to conserve capital resources. Accordingly, expected dividend yields are currently zero. Expected volatility is principally based on the historical volatility of the Company’s stock.

The expensing of share based payments in future periods (expectations of vesting) will be based upon all available data including historical cancellations and forfeitures of stock options and current data relating to employee turnover rates. The Company will prospectively monitor employee terminations, exercises and other factors that could affect the development of its expectations of vesting of options in future periods.

A summary of option activity for the three months ended September 30, 2006 is as follows:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2006	231,166	5.26	—	—
Granted	2,100,000	0.17	—	—
Exercised	—	—	—	—
Forfeited or expired	(25,645)	7.63	—	—
Outstanding at September 30, 2006	2,305,521	0.60	4.83	—
Exercisable at September 30, 2006	2,268,021	0.56	4.85	—

The weighted-average grant date fair value of options granted during the three moths ended September 30, 2006 amounted to $0.17 per share. The weighted average remaining contractual term of options outstanding gives effect to employee terminations which, under the provisions of the plans reduces the remaining life of such options to a period of 90 days following the respective dates of such terminations.

The Company did not modify any stock options granted to employees or non employees under any of its share-based payments other than accelerating the vesting of options prior to July 1, 2005. In addition, the Company did not capitalize the cost associated with stock based compensation awards nor have optionees exercised any options during the three months ended September 30, 2006. Unrecognized compensation costs which relates only to the options granted to the Chief Executive Officer on July 13, 2005 amounted to $58,136 and will be expensed in fiscal year 2007 as it is vested.

The Company did not modify any stock options granted to employees or non employees under any of its share-based payment arrangements other than accelerating (during the quarter ended September 30, 2005) the vesting of options granted prior to July 1, 2005.  In addition, the Company did not capitalize the cost associated with stock based compensation awards nor have optionees exercised any options during the three months ended September 30, 2006. Unrecognized compensation costs which relates only to the options granted to the Chief Executive Officer on July 13, 2005 amounted to $58,136 and will be expensed in fiscal year 2007 as it is vested.

9.                                                               COMMITMENTS AND CONTINGENCIES

As described in Note 12, Pangaea Education Systems filed a claim against the Company for unspecified damages, but indicating a demand for payment in the amount of $2,500,000 during October 2006.

10.                                                         DISCONTINUED OPERATIONS

During 2003, the Company disposed of its non-emergency transportation business.  At September 30, 2006, the total remaining liabilities of discontinued operations was $258,000.

11.                                                         BUSINESS SEGMENTS

The Company completed its transition out of its former Business Process Outsourcing Services (“BPO”) Segment during the quarter ended June 30, 2006.  Accordingly, the Company’  operated with a single segment, the Information Technology (“IT”) Solutions Segment, during the three months ended September 30, 2006.

Segment information relating to the Company’s operations for the three months ended September 30, 2006 and 2005, respectively, is as follows:

	Reportable Business Segments
	Business Process Outsourcing	Information Technology Solutions	Total
Three months ended September 30, 2006
Sales to external customers	$—	$21,777	$21,777
Depreciation and amortization expense	—	693	693
Net loss from operations	—	(1,013)	(1,013)
Interest expense	—	(1,555)	(1,555)
Total assets	—	31,899	31,899
Capital expenditures	—	79	79

Three months ended September 30, 2005
Sales to external customers	$985	$22,450	$23,435
Depreciation and amortization expense	35	695	730
Net income (loss) from operations	(11)	(1,215)	(1,226)
Interest expense	—	(734)	(734)
Total assets	472	36,423	36,895
Capital expenditures	—	75	75

12.                                                         SUBSEQUENT EVENTS

On August 11, 2006 the Company granted 7,010,000 shares at an exercise price of $0.145 per share to employees, pursuant to the 2006 Nonqualified Stock Option Plan (the “2006 Plan”). The 2006 Plan provides for the grant of nonqualified stock options to members of the Board, employees and consultants. There are 11,790,672 shares of Company common stock (the “Common Stock”) available for issuance under the 2006 Plan. On September 12, 2006, the Company granted an additional 795,000 at an exercise price of $0.147 per shares to employees.

On October 13, 2006, the Company acquired, in a transaction pursuant to Section 363 of the United States Bankruptcy Code, substantially all of the assets of TekConnect Corporation for $404,691.73 in cash.  The Company also entered into employment and non-compete agreements with certain TekConnect employees.

On October 27, 2006, the Company, DynTek Canada Inc., an Ontario corporation and wholly-owned subsidiary of DynTek (“DynTek Canada”), Sensible Security Solutions Inc., an Ontario corporation (“SSS”), and Paul Saucier, an individual, entered into an Asset Purchase Agreement pursuant to which DynTek Canada agreed to purchase from SSS substantially all of the assets of SSS. In consideration for the purchased assets, DynTek Canada agreed to pay SSS at closing a cash payment of $1,200,000, subject to a minimum of $250,000 in working capital, and 1,485,148 shares of the Company’s common stock, based upon a per share value of $0.202.  In addition, DynTek Canada has agreed to make additional payments over a three-year period based upon the achievement of certain EBITDA performance targets. The Company estimates payments based on forecasted EBITDA performance to be approximately $1,000,000 annually subject to quarterly distributions over the first year and annually in the second and third years. Such payments will be paid using a combination of cash and the Company’s common stock, at the Company’s election, provided that at least half of the payments will be in cash. On the date of closing, the Company reserved for issuance and granted from its 2006 Nonqualified Stock Option Plan an aggregate of 300,000 options to purchase shares of the Company’s common stock to employees who were formerly employees of SSS.

The Company evaluated both the TekConnect and the SSS acquisitions to assess the level of significance under SEC reporting regulations and determined that the acquisitions, individually and in the aggregate were, insignificant in relation to the Company existing operations.

On or about October 30, 2006, Pangaea Education Systems, LLC (“Pangaea”) filed a lawsuit against the Company alleging unfair competition, reverse passing off, misappropriation of trade secrets, copyright infringement and breach of contract arising out of services performed in 2003 (the “Action”). Pangaea’s complaint does not specify the amount of damages sought, but Pangaea has demanded in excess of $2,500,000 in preliminary communications with the Company’s counsel. The Company contends that this demand is without factual or legal basis, that the Action has no merit and is aggressively defending the Action.  Trial is scheduled for July 2008. The Company filed a motion to dismiss in response to the complaint on November 28, 2006. The Company intends to continue discussing an informal resolution. While the Company believes it has a strong position, it is not possible at this time to state the likelihood of an unfavorable outcome based on the early stage of the dispute, the positions taken by Pangaea and the inherent uncertainties of litigation.

On December 14, 2006, at our Annual Meeting of Stockholders, the Company’s stockholders voted to approve the 2006 Nonqualified Stock Option Plan, which provides for the grant of nonqualified stock options to Board members, employees and consultants.

On August 14, 2006, the Company repurchased 537,825 shares of stock held by an investor at a price of $0.20 per share.  On December 29, 2006, these shares were retired by the unanimous written consent of our Board of Directors.

In October 2006, the Company entered into a satisfaction and release agreement to terminate the earn-out payment obligations owing under the Asset Purchase Agreement, which was previously entered into between the Company and AMR Networks, LLC (“AMR”).  In exchange for AMR’s agreement to enter into the satisfaction and release agreement, the Company agreed to issue AMR a total of $100,000 in common stock, based on the average trading price for the 15-day period preceding the issuance on December 19, 2006, which equaled $0.1475.  Thus, on December 19, 2006, the Company issued 677,966 shares of its common stock to AMR, and retired 30,000 shares that were originally issued and held in escrow pursuant to the earn-out provision in the original agreement.

On January 12, 2007, the Company granted to certain new employees options to purchase an aggregate of 1,160,000 shares of its common stock at $0.14 per share, each of which have a five year term.

Through and including March 11, 2007 (the 25th day after the date of this prospectus), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

DynTek, Inc.

PROSPECTUS